6/9

04030623

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K Wah Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3853 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/14/04

K. WAH INTERNATIONAL HOLDINGS LIMITED

Annual Report 2003

82-3853

RECEIVED
2004 JUN -9 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
12-31-03

Our

It is our mission to focus on customer needs
and pursue the spirit of excellence
with quality products and services
through our commitment to research,
design and competitive pricing.
With vision, perseverance and teamwork,
we strive to provide shareholders
the best return on their investment.

The Company

K. Wah International Holdings Limited was originally listed on The Hong Kong Stock Exchange in 1987 as K. Wah Stones (Holdings) Limited. The present name was adopted since 1989. Besides the core business of property investment and development in Hong Kong, Mainland China and South East Asia, it also holds 67% in K. Wah Construction Materials Limited which is one of the five major construction materials suppliers in Hong Kong while it also supplies to the market in the Mainland.

K. Wah International has always adopted a versatile yet prudent investment strategy. Its sales philosophy is to make modest profit with swift turnover. By constantly reviewing the fast changing market trend and taking advantage of soft property market sentiment in recent years, K. Wah has been actively upgrading the quality and quantity of its residential development property projects in Hong Kong. We believe that, going forward, K. Wah's market position will continue to grow.

In view of the excellent potential of the Mainland property market, K. Wah International has developed a number of property projects in cities like Shanghai and Guangzhou in China. With a combination of savvy balance and progressive acquisitions, K. Wah has been able to sharply increase its land bank in the growing Shanghai market in core residential and commercial areas. The K. Wah portfolio is managed by a core team of multi-skilled professionals in project management, sales and marketing services. As a continual effort to improve productivity and operational effectiveness, the Company is keen on the localization of its management team in the Mainland through active training of local staff.

The Company also has property investment projects in Singapore.

Contents

Financial Calendar

DATES	EVENTS
17th September 2003	Announcement of results for the six months ended 30th June 2003
26th September 2003	Despatch to shareholders of 2003 interim reports
21st November 2003	Payment of 2003 interim dividend in both scrip form and cash
15th April 2004	Announcement of results for the year ended 31st December 2003
28th April 2004	Despatch to shareholders of annual reports for the year ended 31st December 2003 and circulars regarding the proposals for re-election of directors, increase in authorised share capital, general mandate to repurchase shares and amendment to Bye-laws
24th May 2004 to 31st May 2004 (both days inclusive)	Closure of Registers of Members to ascertain entitlements to final dividend for the year ended 31st December 2003
31st May 2004	2004 annual general meeting
9th July 2004	Payment of 2003 final dividend in both scrip form and cash

MONTH	EVENTS
January	Shanghai K. Wah Concrete Piles Co., Ltd. commenced trial production
March	K. Wah Materials (Huidong) Ltd Daya Bay Branch was established
April	K. Wah Construction Materials Limited entered into joint venture with Anhui Maanshan Iron & Steel Group to produce ready-mixed concrete
May	深圳嘉華混凝土管樁有限公司 commenced plant construction
June	Hong Kong real estate project "The Cairnhill — Phase One" was launched
June	Mainland real estate project "Shanghai K. Wah Centre" commenced construction
June	K. Wah Materials (Huidong) Ltd Daya Bay Branch and CNOOC & Shell Petrochemical Corporation entered into an exclusive agreement to supply ready-mixed concrete to build the largest Sino-foreign petrochemical plant in China
July	Hong Kong real estate project "Anglers' Bay" was launched
July	K. Wah Construction Products Limited and Hong Kong Polytechnic University entered into a co-operative agreement to produce "green" pavers
August	K. Wah Construction Materials Limited entered into a joint venture agreement with Guangdong Shaoguan Iron & Steel Group to produce slag
October	Hong Kong real estate projects participated in 上海房地產秋季展銷會
October	Members of investment community visited K. Wah's operations in Shanghai
October	KWP Quarry Co. Limited won the Hong Kong Awards for Industry 2003 — Environmental Performance Award
December	K. Wah Construction Materials Limited signed a joint venture agreement with Yunnan Kunming Iron & Steel Group to develop slag business
December	K. Wah celebrated its 10th anniversary in Shanghai

CHAIRMAN

Dr. Lui Che Woo, MBE, JP, LLD, DSSc

MANAGING DIRECTOR

Francis Lui Yiu Tung

DEPUTY MANAGING DIRECTOR

Lennon Lun Tsan Kau

EXECUTIVE DIRECTORS

Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu

NON-EXECUTIVE DIRECTORS

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Alex Wu Shu Chih, CBE, LLD, JP*
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*

* *Independent Non-executive Directors*

COMPANY SECRETARY

Steven Tong Kui Nam

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKERS

Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
Nanyang Commercial Bank

SOLICITORS

Philip K.H. Wong, Kennedy Y.H. Wong & Co.
Johnson Stokes & Master
Deacons

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL OFFICE

29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.kwih.com

STOCK CODE

SEHK 173

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Principal Office
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

FORM OF PROXY for use at the annual general meeting or any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(note 2)* ______________________________

shares of HK$0.10 each of K. Wah International Holdings Limited (the "Company") hereby appoint *(note 3)* the Chairman of the meeting or ______________________________

of ______________________________

as my/our proxy to act for me/us at the said meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 11:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the spaces provided how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2003.	☐	☐
2.	To declare a final dividend.	☐	☐
3.	To re-elect the following persons as director(s):		
	a. Mr. Lennon Lun Tsan Kau	☐	☐
	b. Ms. Paddy Tang Lui Wai Yu	☐	☐
	c. Dr. Robin Chan Yau Hing	☐	☐
	d. Mr. William Lo Chi Chung	☐	☐
	And fix the directors' remuneration	☐	☐
4.	To re-appoint auditors and authorise the directors to fix their remuneration.	☐	☐
5.	To pass Ordinary Resolutions for the followings:		
	5.1 Increase the authorised share capital;	☐	☐
	5.2 Giving a general mandate to the directors to purchase shares of the Company;	☐	☐
	5.3 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company; and	☐	☐
	5.4 Extending the general mandate as approved under 5.3.	☐	☐
6.	To pass a Special Resolution for the amendment to Bye-Laws.	☐	☐

Shareholder's Signature: ______________________ *Date:* ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITAL.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice, who need not be a member of the Company, but must attend the meeting in person to represent you. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided.
4. In the case of joint holders, this form of proxy must be signed by the member whose name stands first on the registers of members.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal office in Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等*(註一)* ______________________________

寓 ______________________________

為嘉華國際集團有限公司(「本公司」)股本中每股面值港幣0.10元之股份*(註二)* ______________ 股

之註冊持有人，茲委任*(註三)*會議主席或 ______________________________

寓 ______________________________

為本人／吾等之代表，代表本人／吾等出席於二零零四年五月三十一日星期一上午十一時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司上述會議，藉以考慮並酌情通過召開上述會議通告所載之各項議案，並於上述會議(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情決定投票。

請以「√」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零三年十二月三十一日止年度之賬目及董事會與核數師報告書。	☐	☐
2.	宣派末期股息。	☐	☐
3.	選舉下列人士留任董事：		
	a. 倫贊球先生	☐	☐
	b. 鄧呂慧瑜女士	☐	☐
	c. 陳有慶博士	☐	☐
	d. 羅志聰先生	☐	☐
	及釐定董事袍金。	☐	☐
4.	通過重聘本公司之核數師及授權董事會釐定其酬金。	☐	☐
5.	通過下列之普通決議案：		
	5.1 增加法定股本；	☐	☐
	5.2 授予董事一般授權購買本公司之股份；	☐	☐
	5.3 授予董事一般授權配發、發行及處理本公司之新增股份；及	☐	☐
	5.4 擴大上述5.3項之一般權力。	☐	☐
6.	通過為特別決議案修改公司細則。	☐	☐

股東簽署：______________________　　　　日期：______________________

附註：

一、 請用**正楷**填上全名及地址。
二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。
三、 股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席會議以代表　閣下。倘作出如此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。
四、 如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。
五、 代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為一有限公司，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。
六、 如表格經簽妥交回但欠明確指示，受委任代表可酌情決定投票。代表亦可對召開會議通告所述者以外而在會議上適當提呈之任何議案投票。
七、 本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於會議(或續會)指定舉行時間不少於四十八小時前交回本公司於香港之主要辦事處，方為有效。
八、 本表格之每項更正，均須由簽署人簡簽示可。

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting of shareholders of K. Wah International Holdings Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 11:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2003;

2. To declare a final dividend for the year ended 31st December 2003;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT** *the authorised share capital of the Company be and is hereby increased from HK$388,800,000 to* HK$500,000,000 by the creation of 1,112,000,000 additional shares of HK$0.10 each, such additional shares to rank pari passu in all respects with the existing shares of HK$0.10 each in the capital of the Company."

5.2 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.3 "**THAT**

(a) subject to paragraph (c) below and subject to the consent of the Bermuda Monetary Authority, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company, or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or The Companies Act 1981 of Bermuda (as amended) to be held;

(iii) the revocation or variation of the approval given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.4 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.3 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Bye-laws of the Company be and are hereby amended in the following manner:

(a) by adding the following definitions in Bye-law 1 immediately before the definition of "Bermuda":

""associate" in relation to any Director, shall have the meaning ascribed to it under Rule 1.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

"clearing house" shall mean a recognized clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force;";

(b) by amending Bye-law 96(A) as follows:

(i) deleting the words "Where a member and/or warrantholder is a recognised clearing house (or its nominees) within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the first, second, third and fourth lines of Bye-law 96(A) and substituting therefor the words "Where a member and/or warrantholder is a clearing house (or its nominee)"; and

(ii) deleting the word "recognised" in the thirteenth line of Bye-law 96(A);

(c) by adding the following new Bye-law 96(B) immediately after Bye-law 96(A):

"Where any member is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(d) by adding the words ", but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting" at the end of Bye-law 100;

(e) by deleting the existing Bye-law 108(B)(ii) in its entirety and substituting therefor the following Bye-law 108(B)(ii):

"(ii) Subject to such exceptions specified in the bye-laws as The Stock Exchange of Hong Kong Limited may approve, a Director shall not vote on any board resolution approving or be counted in the quorum in respect of any contract or arrangement in which he or any of his associate(s) is to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:

(a) any contract, arrangement or proposal for the giving to the Director or his associate(s) any security or indemnity in respect of money lent by him or them or obligations undertaken by him or them at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract, arrangement or proposal for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract, arrangement or proposal in relation to an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(d) any contract, arrangement or proposal in relation to or concerning any other company in which the Director or his associate(s) is/are interested only as an officer(s) or executive(s) of that other company; and/or

(e) any contract, arrangement or proposal in relation to or concerning any other company in which the Director or his associate(s) is/are beneficially interested as a holder(s) of shares or other securities of that company Provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of such issued shares or securities or the voting rights attaching to such issued shares or securities; and/or

(f) any contract, arrangement or proposal in relation to or concerning the adoption, modification or operation of any executive and/or employee share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; and/or

(g) any contract, arrangement or proposal in relation to or concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the Directors, their associates and employees of the Company or any of its subsidiaries or its associated companies and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(h) any contract, arrangement or proposal in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest(s) in shares or debentures or other securities of the Company."

(f) by adding the words "and/or his associate(s)" after the words "(other than the chairman of the meeting)" in the second and third lines of Bye-law 108(B)(iii), adding the words "and/or his associate(s)" after the words "of the Director" in the tenth line of Bye-law 108(B)(iii) and adding the words "and/or his associate(s)" after the words "chairman" in the eighteenth line of Bye-law 108(B)(iii); and

(g) by adding the sentence "The period for lodgment of the said notice under this Bye-law shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days." after the word "meeting." in the eighth line of Bye-law 114."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 28th April 2004

Notes:

1. The registers of members will be closed from 24th May 2004 to 31st May 2004, both days inclusive, during which period no transfer of shares will be effected.

2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.

3. A form of proxy for use in connection with the annual general meeting is enclosed. The form of proxy shall be deposited at the principal office of the Company in Hong Kong not less than 48 hours before the time for holding the meeting.

4. Concerning agenda item 3 above, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu and Dr. Robin Chan Yau Hing will retire by rotation and, being eligible, offer themselves for re-election at the Annual General Meeting. Mr. William Lo Chi Chung, being a new director appointed by the Board, shall hold office until the Annual General Meeting and being eligible, offers himself for re-election. Details of the above Directors are set out in the circular enclosed with this Annual Report.

5. Concerning agenda item 5.1 above, the directors wish to draw the attention of members to the circular enclosed with this Annual Report.

6. Concerning agenda item 5.2 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in the circular enclosed with this Annual Report.

7. Concerning agenda item 5.3 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal with additional shares in the capital of the Company.

8. Concerning agenda item 6 above, the directors wish to draw the attention of members to the circular enclosed with this Annual Report which contains, inter alia, reasons for amending the Bye-laws.



Chairman — **Dr. Lui Che Woo**, MBE, JP, LLD, DSSc

RESULTS

Turnover for the year ended 31st December 2003 was HK$3,076,143,000 which represents an increase of 44% when compared to HK$2,134,552,000 of the preceding year.

Profit attributable to shareholders increased by 18% to HK$120,380,000 from 2002's restated profit of HK$102,334,000.

DIVIDENDS

The Board recommended to the forthcoming annual general meeting a final dividend of 2 cents per share payable to the shareholders whose names appear on the register of members of the Company on 31st May 2004 by way of scrip dividend with shareholders being given the option of electing cash. Together with the interim dividend of 1 cent per share, the total dividend for the year will be 3 cents per share. Subject to the approval of shareholders at the forthcoming annual general meeting, it is expected that the final dividend will be paid on 9th July 2004.

OVERALL ECONOMIC REVIEW

Inheriting a weak economy from 2002, the first quarter of 2003 saw dim economic sentiment and general market pessimism. The impact on the property market was particularly felt as business volume shrank and prices slid. Customers were holding back their purchase decisions because of uncertainties in the market. The setback in the property market, coupled with the lack of sizable public infrastructure projects, had spread to the construction and construction materials industries. The decrease in the number of construction contracts has resulted in a very difficult operating environment.

SARS (Severe Acute Respiratory Syndrome) hit Hong Kong in March and triggered a fierce battle against the epidemic in the following four months. Shortly after the SARS impact was over, the Beijing Central Government rolled out a series of measures to help Hong Kong to stabilize its economy. These measures include individual travel visa, Closer Economic Partnership Arrangement ("CEPA") and those still in the pipeline such as investment by national social security fund and Qualified Domestic Institutional Investors ("QDII") in Hong Kong stock market.

The abovementioned efforts not only add fuel to the economic engine but also help improve both investor and consumer sentiment that was translated into increased investment and spending. Unemployment, on the other hand, has seemingly peaked and shows early signs of a downward trend. Based on this and other encouraging economic indicators, many financial institutions put up more optimistic economic projections for Hong Kong and commented that the worst is probably behind us. Meanwhile, the stock market has recorded significant improvement in the second half of the year.

The local property market also turned much more positive and active during the same period. While transaction volume began to pick up as market sentiment improved, prices of luxurious residential units and grade A office units have increased significantly. The medium to high end of the market was performing particularly well due to strong demand from customers.

The construction materials sector, on the other hand, began to stabilize after two years of market consolidation. Selling prices were seen going back to a more reasonable level and it is expected that civil construction contracts will increase at the same pace of recovery as the property market.

BUSINESS REVIEW

Despite the SARS impact, the Group's property development business still recorded very satisfactory results in 2003. Besides satisfactory business turnover, the Group's property projects such as The Palace, La Costa, The Cairnhill and Anglers' Bay also earned praises from the market and customers. These accolades have proven the successful implementation of our corporate objectives "to deliver only the BEST design, quality and value-for-money to customers" and are enhancing the Group's corporate brand value.

2003 was still a rather difficult year to the Group's construction materials business. The setback in the Hong Kong market has created negative impact to market operators in different degrees. For the Group, profitability could still be maintained although margins have been severely cut back. Credits should go to the Group's solid base and the concerted effort of our staff who also took this opportunity to improve operational efficiency in preparation for market recovery.

The Group formulated a plan in mid-2002 to expand its presence in Mainland China to capture the growing market. Since then, a total of 19 new projects have been approved for investment and almost half of them are for "green" products and high value-added products that command high entry barriers in the marketplace. The Group's strategy is to continue to diversify into upstream products. 10 out of the 19 projects have become operational in 2003 or before and there will be 6 in 2004 and 3 in 2005 to follow.

Slag is one of the strategic focuses of the Group's new product plan. It is a waste product generated from the blast furnaces in the steel refinery process. Traditionally it commands no commercial value but advancement in scientific technology has made it possible to make use of slag by grinding them into powder form after additional refinery processes and applying them in cement and concrete production. Slag powder is now being used to substitute up to a maximum of 60% of cement but at a much lower cost of production than that of cement. Slag is not only economical, but more importantly, it also reduces environmental pollution caused by industrial wastes and helps preserve natural resources. As a result, the Mainland China government is committed to promote the use of this new type of "green" construction materials in recent years. The joint venture slag project with Beijing Shougang Group has commenced production in February 2004 with satisfactory results and there will be three more joint venture plants with other steel companies coming into operation over the next twelve months.

The rock quarrying operating arm of K. Wah Construction Materials Limited ("KWCML") in Hong Kong, KWP Quarry Co. Limited, claimed the Environmental Performance Award in 2003 Hong Kong Awards for Industry in recognition of the Group's continuous environmental protection effort.

OUTLOOK

The Group is currently working on three residential projects in Shanghai. They are situated at Urumqibei Road in Jingan District, Jianguoxi Road in Xuhui District and Guangzhong Road in Zhabei District. The first two projects will be developed into top-range luxurious properties to take full advantage of the superb locations and beautiful living environment. The Guangzhong Road project will be developed into a large scale community project in 3 phases comprising residential, commercial and condominium units. The above three residential projects will be providing significant profit contributions to the Group.

Besides residential properties, the Group is also currently constructing a 37-storey grade A office building at Huaihaizhong Road in Xuhui District. The building will be named "Shanghai K. Wah Centre" and is expected to complete by early 2005. The property will be held for investment purpose to provide steady rental revenue to the Group.

The Group maintains a cautiously optimistic view on the Shanghai property market based on the observation that the economy of Shanghai will continue to prosper and there are a growing number of local and overseas enterprises and investors trying to establish footholds in the city after China's WTO entry.

On the other hand, the Group envisages that the Hong Kong property market will continue to recover in a healthy manner thus creating reasonable business opportunities for property developers.

As a result of increased cash flow from property sales last year and net proceeds in excess of HK$800,000,000 from the convertible bonds issued by the Company in March 2004, the Group's liquidity position is very strong at the moment. The management will keep a close watch on market opportunities in Hong Kong and Mainland China and will cautiously increase its land reserve with good development potential lands to pave for the Group's next stage of growth.

As to KWCML's construction materials business, the goals for 2004 are to further strengthen the Hong Kong business and to implement the new investments in Mainland China. The management believes that our Hong Kong business should show improvements in 2004 in light of economic recovery and market consolidation. On the Mainland China front, it is expected that the growing housing and infrastructure sector and the forthcoming 2008 Beijing Olympics and Expo 2010 Shanghai will continue to bring continuing growth and prosperity to KWCML's business. The Group will also maintain its track on integrating into upstream products that are characterized by higher technology content and bigger barrier to new entrants.

OUR STAFF

People are our most valuable assets. The Group believes the success of the Group's business depends upon the competence and dedication of its staff.

The Group lost a very capable colleague in 2003. Dr. Chan Nai Keong, Non-Executive Director of KWCML, sadly passed away on 9th May 2003. Dr. Chan had made tremendous contribution to the Group during his service and his death is regretted by all members of the Board.

The Group welcomes the appointment of Mr. William Lo Chi Chung, Group Finance Director, as an Executive Director of the Company and KWCML, Mr. Joseph Chee Ying Keung, Head of KWCML's Southern China Business Division as an Executive Director of KWCML and also Mr. James Ross Ancell as an Independent Non-Executive Director of KWCML. The Group is confident that their appointments will bring valuable contributions to the Group.

Lastly, my hearty gratitude goes to the directors, the management team and all staff for their hard work and contribution in 2003.

Dr. Lui Che Woo
Chairman

Hong Kong, 15th April 2004

The Group is committed to high standards of corporate governance. To accomplish this, the Group exercises corporate governance through the following Boards and Committee:

1. **Board of Directors**

   The Board of Directors comprises the Chairman, both Executive and Non-Executive Directors. The Board of Directors is principally accountable to the shareholders and is responsible for overall management of the Company.

   The Board of Directors meets formally four times a year and has formal procedures on matters for consideration and decision. The Board of Directors has delegated the responsibility for day to day management of the Group's operation to an Executive Board.

   The current members of the Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Sir David Akers-Jones, Mr. Michael Leung Man Kin, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Dr. Charles Cheung Wai Bun.

2. **Executive Board**

   The Executive Board consists of Executive Directors and is principally accountable to the Board of Directors on day to day management of the Group's operation. The Executive Board meets regularly and has formal procedures for consideration and operations.

   The current members of the Executive Board are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu.

3. ***Audit Committee***

   In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Directors have approved the establishment of an audit committee and have formulated its written terms of reference setting out its authority and duties, including the review of matters concerning the Group's financial reporting process.

   The current members of the Audit Committee are Dr. Charles Cheung Wai Bun and Dr. Philip Wong Kin Hang.

   The Audit Committee meets at least twice a year for review of the audited annual accounts and the unaudited interim accounts. Matters considered include the Company's financial reporting, the nature and scope of audit reviews, systems of internal control and compliance and financial risk management.

   Our Audit Committee Members are vocal and they bear a high degree of individual responsibility. To ensure that the Group is *run in an open and transparent manner, the Committee has recommended the review of the Group's interim financial* information by auditors.

For the year ended 31st December 2003, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited.

REVIEW OF PERFORMANCE

Turnover and profit attributable to shareholders for the year ended 31st December 2003 were HK$3,076,143,000 and HK$120,380,000, an increase of 44% and 18% respectively.

Contribution from the Properties Division continued to increase during the year. Major properties sold during the year were La Costa, The Palace, Anglers' Bay and The Cairnhill in Hong Kong, and Parkview Place Phase 3 in Guangzhou. Sale from this Division has accounted for approximately 61% of the Group's turnover.

Due to the escalating competition in Hong Kong, contribution from the Construction Materials Division was 51% less than that of last year despite the increased contribution from the gradual phasing in of new projects in the Mainland.

Set out below are the segmental analysis of the Group's operation for the year ended 31st December 2003.

By Division

	Properties	Construction materials	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,879,105	1,130,894	66,144	3,076,143
Cost of sales	(1,749,863)	(1,085,600)	(56,169)	(2,891,632)
Gross profit	129,242	45,294	9,975	184,511
Other revenues	12,102	4,066	1,477	17,645
Other operating income	15,936	42,993	13,959	72,888
Administrative expenses	(18,843)	(47,406)	(11,350)	(77,599)
Other operating expenses	(29,090)	(22,464)	(370)	(51,924)
Operating profit	109,347	22,483	13,691	145,521

TURNOVER BY DIVISION

		2003 HK$'000	2002 HK$'000
A	Properties	**1,879,105**	1,079,095
B	Construction materials	**1,130,894**	1,010,999
C	Others	**66,144**	44,458
		3,076,143	2,134,552

2003


C (2.1%)
B (36.8%)
A (61.1%)

2002


C (2.1%)
B (47.4%)
A (50.5%)

EMPLOYMENT OF GROSS ASSETS

		2003 HK$'000	2002 HK$'000
A	Properties	**3,149,711**	4,034,751
B	Construction materials	**1,443,168**	1,276,310
C	Trading	**7,784**	11,690
D	Central services	**133,074**	132,711
E	Cash & bank balances	**517,065**	686,409
		5,250,802	6,141,871

2003


E (9.9%)
D (2.5%)
C (0.1%)
B (27.5%)
A (60.0%)

2002


E (11.2%)
D (2.1%)
C (0.2%)
B (20.8%)
A (65.7%)

By Geographical Spread

	Hong Kong HK$'000	Mainland China HK$'000	Singapore HK$'000	Japan HK$'000	Total HK$'000
Turnover	2,322,052	678,729	9,218	66,144	3,076,143
Cost of sales	(2,171,636)	(661,178)	(2,649)	(56,169)	(2,891,632)
Gross profit	150,416	17,551	6,569	9,975	184,511
Other revenues	16,189	1,440	15	1	17,645
Other operating income	28,651	43,517	613	107	72,888
Administrative expenses	(52,421)	(14,600)	(1,384)	(9,194)	(77,599)
Other operating expenses	(24,089)	(17,877)	(9,589)	(369)	(51,924)
Operating profit/(loss)	118,746	30,031	(3,776)	520	145,521

TURNOVER BY GEOGRAPHICAL SPREAD

		2003 HK$'000	2002 HK$'000
A	Hong Kong	**2,322,052**	1,479,594
B	Mainland China	**678,729**	583,176
C	Singapore	**9,218**	27,324
D	Japan	**66,144**	44,458
		3,076,143	2,134,552


2003
C (0.3%) D (2.1%)
B (22.1%)
A (75.5%)
2002
C (1.3%) D (2.1%)
B (27.3%)
A (69.3%)

GROSS ASSETS BY GEOGRAPHICAL SPREAD

		2003 HK$'000	2002 HK$'000
A	Hong Kong	**2,068,303**	3,194,419
B	Mainland China	**2,993,565**	2,748,299
C	Singapore	**176,625**	185,932
D	Japan	**12,309**	13,221
		5,250,802	6,141,871


2003
C (3.4%) D (0.2%)
B (57.0%)
A (39.4%)
2002
C (3.0%) D (0.2%)
B (44.8%)
A (52.0%)

REVIEW AND OUTLOOK OF OPERATION

(1) Properties in Hong Kong

(A) ***Current development properties in Hong Kong (Total gross floor area of approximately 160,000 square metres)***

(i) *La Costa, 8 Po Tai Street, Ma On Shan, Sha Tin (100% owned)*

The property is located at the seaside and near to the Ma On Shan Rail which is scheduled to be completed in 2004, providing convenient access to Kowloon and Hong Kong. The development comprises two towers of 32-storey residential buildings with a full range of clubhouse facilities and an outdoor swimming pool, overlooking the panoramic view of Tolo Harbour. Superstructure work was completed and occupation permit was obtained in February 2004. All the 600 units have been sold.

Hong Kong Real Estate Development






3


6


4




5

1,5. The Palace, Broadcast Drive
2,3. The Cairnhill, Route Twisk, Tsuen Wan
4,7. Anglers' Bay, Sham Tseng, Tsuen Wan
6. La Costa, Ma On Shan


7

(ii) *The Palace, 83 Broadcast Drive, Kowloon Tong (100% owned)*

The property is a 37-storey high rise luxurious residential apartment building with clubhouse facilities and a large swimming pool. Nearly all of the 94 units have been sold.

(iii) *Anglers' Bay, 18A Castle Peak Road, Tsing Lung Tau (50% owned)*

This is a development property joint venture of which the Group and Sino Group each holds 50% interest. The Group was appointed project manager for the development.

The property is being developed into two blocks of 37-storey residential buildings providing 248 residential units in total. All the units are southeast-oriented with balconies and command a scenic seaview of the Tsing Ma Bridge and Ting Kau Bridge. The clubhouse with an area of approximately 6,500 square metres will provide rich recreational facilities. Superstructure work is well underway and the development is expected to be completed by 2004. Pre-sale started in July 2003. Over 80% of the residential units have been sold.

(iv) *The Cairnhill, 108 Route Twisk, Tsuen Wan (25% owned)*

This is a development property joint venture of which the Group holds 25% interest. The remaining 50% and 25% are owned by Cheung Kong (Holdings) Limited and Sino Group respectively.

This project has a total gross floor area of approximately 92,450 square metres for residential property development. Superstructure work is at its final completion stage and the development is expected to be completed by 2004. Cheung Kong was appointed project manager for the development. The first phase that has 410 units were sold out in July 2003. The second phase that comprises 360 units are launched in 2004.

(B) ***Other Major Properties in Hong Kong (all 100% owned)***

(i) *Skyline Commercial Centre, Wing Lok Street, Sheung Wan*

The property is a 24-storey commercial building comprising approximately 3,900 square metres of office space and ground floor shops. The property is held for long term investment purpose. The occupancy rate maintained at 90% in 2003 and has contributed a steady rental income to the Group.

(ii) *Shopping Arcade at Grandview Garden, Pau Chung Street, Tokwawan*

The property is a shopping arcade of approximately 2,700 square metres held for sale and is currently leased for rental. Occupancy rate of the arcade maintained at 80% in 2003 generating a steady rental income to the Group.

(iii) *Kingsfield Centre, Shell Street, North Point*

The property comprises approximately 1,900 square metres of office space inside a 26-storey commercial building. The property is held for sale and is currently leased for rental. The property maintained an occupancy rate at 70% in 2003 and has contributed a steady rental income to the Group.

(2) **Properties in the Mainland China**

Current Development Properties in the Mainland China
(Total gross floor area of approximately 750,000 square metres)

(i) *Lot A&B No.68 Jianguo Xi Road, Xuhui District, Shanghai (100% owned)*

The property will be developed into residential apartment buildings with a total gross floor area of approximately 152,000 square metres. Demolition work is being carried out and the development is expected to be completed by 2006.

(ii) *Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)*

This development has a site area of about 29,000 square metres with a total gross floor area of approximately 114,000 square metres for residential property. Demolition work is being carried out and the development is expected to be completed by 2006.

(iii) *Lot No. 701, Guangzhong Road, Zhabei District, Shanghai (100% owned)*

This development will be divided into three Phases for residential property development. The total floor area is approximately 400,000 square metres. Foundation work is being carried out and completion of the first Phase is targeted at the end of 2005.

(iv) *Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (35.75%)*

This is a development property joint venture of which the Group holds effective 35.75% interest, which is the largest single shareholding. The other partners are SVA Electron Co., Ltd. (30%), Tidefull Investment Ltd. (15.4%), Shanghai Xu Fang (Group) Co., Ltd. (15%) and Nissho Iwai Hong Kong Corporation Ltd. (3.85%). The Group is the project manager for the development.

The project is being developed into a high rise Grade A office tower and the development is expected to be completed by 2005. Foundation work was completed and superstructure works is in progress in accordance with schedule.

(v) *Parkview Place, Dongfeng Road West, Guangzhou (100% owned)*

The property comprises three phases. Nearly all the residential flats of Phase 1 and Phase 2 were sold. The final Phase 3 was developed into four luxurious residential apartment buildings with clubhouse facilities, an indoor swimming pool and a ground floor shopping arcade. Over 95% of residential flats of this phase have been sold.

(3) **Major Properties in Singapore**

San Centre, Chin Swee Road (100% owned)

The property comprises approximately 5,800 square metres of office space inside a 12-storey building with carparks. Approximately 3,700 square metres of the development is held for long term investment purpose and the remaining area is held for sale. 80% of the property is leased contributing a steady rental income to the Group.


1


2

18

Mainland Real Estate Development









1. Site of residential development in Guangzhong Road, Zhabei district, Shanghai
2. Mock-up lobby of Shanghai K. Wah Centre

3-5. Members of investment community visited real estate projects in Shanghai

6. Shanghai K. Wah Centre, Huaihaizhong Road, Xuhui district, Shanghai




嘉華

Mainland New Construction Materials Production Plants




南京嘉华混凝土有限公司
NANJING K.WAH CONCRETE CO.
2


3


4


5


6

1,6. 深圳嘉華混凝土管樁有限公司

2. Nanjing K. Wah Concrete Co., Ltd.

3. Shanghai K. Wah Concrete Piles Co., Ltd.

4. Members of investment community visited Shanghai K. Wah Concrete Piles Co., Ltd.

5. K. Wah Materials (Huidong) Ltd. Daya Bay Branch

7. 北京首鋼嘉華建材有限公司 (For slag production)



(4) Construction Materials Business and Technology Investment via 67% Shareholding in K. Wah Construction Materials Limited ("KWCML")

(A) *Construction Materials Business in Hong Kong*

In 2003, the economy of Hong Kong has further worsened due to the outbreak of SARS and the war in Iraq. But there were signs that the local economy has begun to regain luster in the last quarter of 2003.

Under such a difficult business environment, the Group has achieved a relatively satisfactory performance in Hong Kong for the year. Besides maintaining a cost efficient operation, the Group has continued to explore new business opportunities to enhance the Group's profit.

The rehabilitation works of KWP Quarry Co. Limited at Anderson Road Quarry is proceeding in accordance with schedule. The 63.5% owned subsidiary by KWCML has met the third milestone on time in accordance with the contract with the Hong Kong SAR Government.

(B) *Construction Materials Business in the Mainland China*

The success of the Group's expansion strategy in the Mainland China provides a solid platform for the Group to maintain a continued growth in future. The new projects which commenced operation as planned, have provided additional contribution to the Group during the year. With various joint ventures with our mainland partners come into operation, the Group becomes one of the largest suppliers of slag in the Mainland China and is expecting good profit contributions from these projects.

The sales volume of our Shanghai ready mixed concrete operations had continued to grow as compared to last year. KWCML's wholly owned quarry in Huzhou has begun supplying aggregates to the Shanghai market during the year which will further enhance our competitiveness and our leading position in the industry.

In Nanjing and Maanshan, the Group has set up ready-mixed concrete plants during the year.

The Group's quarry operations in Beijing, the Beijing Shoujia Stone Co., Ltd., in which KWCML has 55% interest, has achieved increases in both sales volume and profit contribution. The Group has also set up a ready-mixed concrete plant, Beijing K. Wah Gaoqiang Concrete Co., Ltd., to serve the growing market in Beijing.

In Guangzhou, KWCML's 50% owned cement operation, Guangzhou K. Wah Nanfang Cement Limited, has recorded a satisfactory result in 2003. Both turnover and profit contribution have increased over that of last year. The Group is considering to further expanding the cement production facilities at appropriate time to enhance the profitability of the joint venture.

(C) *Technology Investment*

In accordance with the strategic mandate, the Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st December 2003 stood at approximately HK$116 million, same as last year.

REVIEW OF FINANCE

SOURCES OF FUNDING

		2003	2002
		HK$'000	*HK$'000*
A	Share capital	**197,797**	191,955
B	Other reserves	**942,763**	947,484
C	Revenue reserves	**1,323,090**	1,218,458
D	Revaluation reserves	**68,037**	68,037
E	Minority interest	**1,083,869**	1,067,785
F	Long term loans	**1,302,184**	1,800,916
G	Short term loans	**333,062**	847,236
		5,250,802	6,141,871

2003


G (6.3%)
A (3.8%)
B (18.0%)
F (24.8%)
C (25.2%)
E (20.6%)
D (1.3%)

2002


G (13.8%)
A (3.1%)
B (15.4%)
F (29.3%)
C (19.9%)
D (1.1%)
E (17.4%)

(1) **Financial Position**

Total funds employed decreased by 15% to HK$5.3 billion at 31st December 2003 from HK$6.1 billion at 31st December 2002, mainly due to the repayment of bank loans.

Property, plant and equipment increased by HK$44 million representing mainly the acquisition of plants and machinery for the Construction Materials operation.

Number of the issued shares of the company increased through the shares issued for scrip dividend paid and share options exercised during the year. The dilutive effect, however, was offset by the increase in profit earned for the year.

(2) **Group Liquidity, Financial Resources and Gearing Ratio**

The liquidity position of the Group was maintained at a satisfactory level during the year. Cash and bank balances less short term loans and overdrafts at 31st December 2003 was HK$340 million as compared to the net balance of HK$533 million at 31st December 2002.

The total long-term bank borrowings decreased by HK$1,036 million representing mainly repayments of project development bank loans from the sales proceeds received during the year. Out of the total long-term bank borrowings, over 89% of these borrowings mature over a period of one year and above.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a satisfactory level of 21% at 31st December 2003 as compared to 32% for last year.

In addition to the aggregate cash balances of HK$517 million, the total undrawn banking facilities of the Group at 31st December 2003 amounted to over HK$1.4 billion.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitment and operational requirements.

(3) Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products, which are considered not necessary for the Group's treasury management activities.

(4) Charges on Group Assets

Details of charges on group assets are set out in note 13 to the financial statements.

(5) Contingent Liabilities

Details of contingent liabilities are set out in note 33 to the financial statements.

(6) Convertible Bonds

On 23rd March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into ordinary shares of the Company, at a conversion price of HK$2.25 per share on or after 23rd April 2004 up to the close of business on 8th March 2009. The bonds are redeemable at 91.49% of their principal amount on 23rd March 2009 according to relevant terms and conditions of the bonds.

EMPLOYEES

Employees and Remuneration Policy

The Group, excluding associated companies and jointly controlled entities, employs 2,141 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$219 million.

The Group recruits and promotes individuals based on merit and their development potential and ensures remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in the Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

Training and Development

The Group believes that achievement of our business goals greatly relies on the competencies of our staff. To strive for excellence, the Group promotes continuous learning culture by sponsoring staff to attend external and internal training courses.

The Group enters into the 17th Anniversary of its Annual Corporate Seminar. This year, an innovative and interactive forum with the theme on "Crisis Management" is organized. Several professional consultants and keynote speakers are invited to host the forum in sharing their insights and skills in handling crisis and challenges with our executives. Besides, a series of tailor-made management development programs with the focus on Teambuilding, Analytical Thinking and Problem Solving Skills are organized to equip our management with the latest and advanced knowledge and skills so as to strengthen and enhance their managerial and technical competencies.

Besides, the Group continues to sponsor staff in attending external training courses/workshops which cover the areas of languages, finance, taxation, laws, human resources, computer software applications, quality awareness and safety etc.

To augment the growth of our China business, we have re-launched the Management Trainee Programme targeted at recruiting and training up high potential university graduates in the Mainland and develop them to be our future managers and leaders.

The Group continues to support and organize a range of social, recreational as well as community activities in 2003 through the K. Wah Construction Materials Social Club (the Club). The Club upholds a mission in making a contribution to the communities.

The Club members, with the full support from the Group, contribute their personal time to plan, organize and participate in various social service activities through partnership with voluntary associations. The activities include:

- "Marine Park Ambassador Scheme" by Agriculture, Fisheries and Conservation Department
- Environmental Workshop of "Cultivating a Green Generation"
- Courtesy visit and sponsor to elderly home
- "HK O! Day" by Salvation Army
- "Challenging 12 Hours" by Sowers Action
- "Blood Donation Campaign" by Hong Kong Red Cross

K. Wah Construction Materials Limited was once again honored with the award "Caring Company for 2003-2004" by the Hong Kong Council of Social Service.

The Group is proud of the efforts made and the results achieved by our staff. We believe our commitment towards community services and initiatives will help strengthen our bonding with the employees and the society as a whole.

	Nine months ended 31st December 1999 HK$'000	Year ended 31st December 2000 HK$'000	Year ended 31st December 2001 HK$'000	Year ended 31st December 2002 HK$'000	**Year ended 31st December 2003 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	1,078,087	1,778,450	2,274,900	2,134,552	**3,076,143**
Profit before tax	96,096	158,113	159,290	136,509	**183,220**
Taxation	(16,075)	(26,981)	(11,103)	(11,365)	**(45,831)**
Minority interests	(29,928)	(49,057)	(47,951)	(22,810)	**(17,009)**
Profit attributable to shareholders	50,093	82,075	100,236	102,334	**120,380**
Earnings per share (HK cents)	4.5	4.9	5.6	5.4	**6.2**
Dividend per share (HK cents)	2.0	3.0	3.0	3.0	**3.0**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment	1,287,800	1,234,865	988,610	1,091,920	**1,136,196**
Associated companies and jointly controlled entities	287,010	533,685	634,976	551,952	**553,128**
Other non-current assets	74,701	98,784	163,650	303,491	**433,227**
Net current assets	2,754,466	2,688,916	2,953,616	3,436,640	**2,884,322**
Employment of capital	4,403,977	4,556,250	4,740,852	5,384,003	**5,006,873**
Financed by:					
Share capital	165,728	176,525	187,075	191,955	**197,797**
Reserves	2,072,177	2,121,402	2,196,995	2,233,979	**2,333,890**
Shareholders' funds	2,237,905	2,297,927	2,384,070	2,425,934	**2,531,687**
Minority interests	1,072,898	1,110,349	1,071,648	1,067,785	**1,083,869**
Long-term liabilities	1,074,364	1,127,624	1,263,460	1,800,916	**1,302,184**
Non-current liabilities	18,810	20,350	21,674	89,368	**89,133**
Capital employed	4,403,977	4,556,250	4,740,852	5,384,003	**5,006,873**
Net assets value per share (HK$)	1.35	1.30	1.27	1.26	**1.28**

Note: The accounting policy on deferred taxation was changed in 2003 and the amounts prior to 2002 have not been restated to reflect this change.


CONSOLIDATED TURNOVER
HK$ Million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
12/99*
12/00
12/01
12/02
12/03
Year


EARNINGS PER SHARE
HK Cents
7
6
5
4
3
2
1
0
12/99*
12/00
12/01
12/02
12/03
Year


DIVIDEND AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
HK$ Million
140
120
100
80
60
40
20
0
12/99*
12/00
12/01
12/02
12/03
Year
Net Profit Attributable to Shareholders
Dividend


DIVIDEND PER SHARE
HK Cents
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
12/99*
12/00
12/01
12/02
12/03
Year
Final Dividend
Interim Dividend

** Nine months ended*


GROSS ASSETS
HK$ Million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
12/99
12/00
12/01
12/02
12/03
Year
Cash and Bank Balances
Central Services
Trading
Construction Materials
Properties


NET ASSETS VALUE PER SHARE
HK$
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
12/99
12/00
12/01
12/02
12/03
Year

BIOGRAPHICAL INFORMATION OF DIRECTORS

Executive Directors

Dr. Lui Che Woo, MBE, JP, LLD, DSSc, aged 74, the founder of the Group, has been a director of the Company since 1989 and is the Chairman of the Company. Dr. Lui was appointed as director and Chairman of K. Wah Construction Materials Limited in 1991. He has over 45 years' experience in quarrying, construction materials and property development. He is also a former Chairman of Hong Kong Contract Quarry Association, Institute of Quarrying (Hong Kong Branch) and Tung Wah Group of Hospitals. Dr. Lui is also the Chairman of The Federation of Hong Kong Hotel Owners and the President of Tsim Sha Tsui East Property Developers Association. Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference. He was also a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. He is also the Chairman of China Association (H.K.) for Science and Society, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong — Shanghai Economic Development Association. Dr. Lui is the father of Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu and Ms. Eileen Cheng Lui Wai Ling.

Mr. Francis Lui Yiu Tung, aged 48, joined the Group in 1979. He has been a director of the Company since 1989 and is the Managing Director of the Company. Mr. Lui has also been a director of K. Wah Construction Materials Limited since 1987 and is the Deputy Chairman of K. Wah Construction Materials Limited. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is also a member of the Town Planning Board. He is a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo.

Mr. Lennon Lun Tsan Kau, aged 49, joined the Group in 1999 and has been an executive director and the Deputy Managing Director of the Company since 2001. Mr. Lun holds a master of science degree from the University of California, Berkeley and a master of business administration degree from the University of Hong Kong. Prior to joining the Group, he has held various senior management positions in renowned multinational companies and has extensive experience in Mainland China.

Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM, aged 61, joined the Group in 2003 and is the Group Director, General Affairs. Prior to joining the Group, he has served the Hong Kong Police Force for 38 years. He retired from the Police Force as Commissioner of Police in 2001.

Mr. William Lo Chi Chung, aged 44, joined the Group in 2003 and is the Group Finance Director. He has been a director of the Company since 2004. Mr. Lo has also been an executive director of K. Wah Construction Materials Limited since 2004. Mr. Lo holds a Master degree in Business Administration from University of Warwick in the UK and a Professional Diploma in Accountancy from Hong Kong Polytechnic. He is a fellow member of Hong Kong Society of Accountants and a fellow member of Chartered Association of Certified Accountants. He has over 20 years of broad experience in auditing, accounting, financial management, corporate finance and strategic planning.

Ms. Paddy Tang Lui Wai Yu, aged 50, joined the Group in 1980 and has been a director of the Company since 1989. She is also an executive director of K. Wah Construction Materials Limited. She holds a bachelor of commerce degree from McGill University, Canada. She is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Antiquities Advisory Board. Ms. Tang is a daughter of Dr. Lui Che Woo.

Non-executive Directors

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP, aged 77, was Adviser to the Board of the Company and K. Wah Construction Materials Limited from 1989 to 1997 and has been a director of the Company since 1997. He holds non-executive director positions in various companies and is member of many charitable organisations. He was previously a member of the Hong Kong Civil Service and held various appointments concluding with that of Chief Secretary and acting Governor before he retired in 1987. He was awarded the Hong Kong Special Administrative Region's highest award the Grand Bauhinia Medal in 2002.

Mr. Michael Leung Man Kin, CBE, JP, aged 65, joined the Group in 1998 as Deputy Chairman — Administration. He was an executive director of the Company since 1998 and became a non-executive director in March 2001. Mr. Leung holds an honours bachelor degree in arts from the University of Hong Kong and a certificate in government and development from Oxford University. Mr. Leung has served the Hong Kong Government for 32 years and has held a wide range of top level positions, including Secretary for Transport, Secretary for Education and Manpower and Commissioner, Independent Commission Against Corruption. He has served as an Official Member of the Legislative Council.

Dr. Alex Wu Shu Chih, CBE, LLD, JP, aged 83, has been a director of the Company since 1989. Dr. Wu was a former member of the Legislative Council and former Vice Chairman of The Stock Exchange of Hong Kong Limited. He is presently the Chairman of Fidelity Management Limited and non-executive director of a number of listed companies including Hong Kong Aircraft Engineering Company Limited, Hong Kong Ferry (Holdings) Company Limited, Hung Hing Printing Group Limited and Paliburg Holdings Limited. Dr. Wu is also the Life Honorary President of Hong Kong Printers Association. Dr. Wu was appointed a Hong Kong Affairs Adviser and a member of the Selection Committee for the First Government of the HKSAR.

Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH, aged 71, has been a director of the Company since 1989. Dr. Wong is a consultant of a Hong Kong firm of solicitors and is also a Notary Public and a China Appointed Attesting Officer. Dr. Wong is also a director of Raymond Industrial Limited.

Dr. Leo Lee Tung Hai, GBS, LLD, JP, aged 82, has been a director of the Company since 1989. Dr. Lee is the Chairman of the Tung Tai Group of Companies and a non-executive director of several public listed companies in Hong Kong, including Beijing Enterprises Holdings Limited. He is a member of a number of public services committees and heads many social service organizations, including as an Adviser of the Advisory Board of the Tung Wah Group of Hospitals, Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of the China Overseas Friendship Association. Dr. Lee served as a Standing Committee Member of the eighth and ninth National Committee of the Chinese People's Political Consultative Conference; an Adviser on Hong Kong Affairs; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee for the First Government of the HKSAR. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China in 1999. Dr. Lee has over 40 years of experience in business management.

Dr. Robin Chan Yau Hing, GBS, LLD, JP, aged 71, has been a director of the Company since 1989. He is a banker with over 40 years of experience. He is the Chairman and Managing Director of Asia Financial Holdings Limited, which is the holding company of Asia Commercial Bank Limited and Asia Insurance Company Limited. Dr. Chan is also a director of Liu Chong Hing Bank Limited and numerous other companies. He is a Deputy to the Chinese National People's Congress and is the Ex-officio Life Hon. Chairman of The Chinese General Chamber of Commerce, Hong Kong.

Dr. Charles Cheung Wai Bun, JP, aged 67, joined the Group in 1986. He was an executive director of the Company since 1989 and became a non-executive director since 1995. He is also a non-executive director of K. Wah Construction Materials Limited. He holds an honorary doctor degree, a master degree and a bachelor of science degree in business administration. He had been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also a non-executive director of Pioneer Global Group Limited, Prime Investments Holdings Limited and B&S Entertainment Holdings Ltd. Dr. Cheung was a former director and Adviser of the Tung Wah Group of Hospitals. He is a Vice Chairman of Guangdong Province Golf Association. Dr. Cheung was awarded the Directors of the Year Awards 2002 of Listed Company Non-executive Director. Dr. Cheung was appointed by the HKSAR Government as a member of the Estate Agents Authority on 1st November 2002.

BIOGRAPHICAL INFORMATION OF SENIOR MANAGEMENT

Ms. Eileen Cheng Lui Wai Ling, BA, MBA, MHKIoD, MIHRM(HK), aged 46, joined the Group in 1993 and is a Director of K. Wah Management Services Limited. Prior to joining the Group, she has considerable experience with major financial institutions and at various senior management positions. Mrs. Cheng is a daughter of Dr. Lui Che Woo.

Mr. Richard Lam Wai Ming, MRICS, MHKIS, RPE, MHKIE, MCIOB, aged 47, joined the Group in 1992 and is the Project Director, Shanghai Property Division. He has over 24 years' experience in project management.

Mr. William Wong Hon Ming, BSocSc, aged 49, joined the Group in 1994 and is the Head of Sales and Marketing, Shanghai Property Division. He has over 26 years' experience in property development and property sales and marketing.

Mr. Ken Wong Chun Keung, FCCA, AHKSA, aged 48, joined the Group in 1997 and is the General Manager of Finance and Accounts Department. He has over 25 years' experience in accounting and financial management.

Mr. Steven Tong Kui Nam, BSocSc, aged 45, joined the Group in 1981 and is the Company Secretary and General Manager of Legal and Company Secretarial Department. He has over 19 years' experience in legal and company secretarial matters.

Mr. Harry Leung Ka Hing, BEng, Grad. Dip. (Geotech), MBA, RPE, CEng, MHKIE, MICE, MIE (Aust), aged 48, rejoined the Group in 2004 and is the General Manager, Guangzhou Property Division. He has over 22 years' experience in engineering consultancy, construction contracting, property development and business management.

Mr. Adrian Ip Wing Hang, BSc (Arch), BArch, HKIA, Registered Architect (HK), RAIA, aged 40, joined the Group in 2004 and is the General Manager of Architectural Design Department, Shanghai Property Division. He has over 13 years' experience in architectural design.

Mr. Robin Leung Fung Shun, aged 59, joined the Group in 2004 and is the General Manager of Administration and Human Resources, Mainland Property Division. He retired from the Police Force after 37 years of service.

Mr. Alan Lau Tak Shing, PDip, FCCA, AHKSA, aged 41, joined the Group in 1994 and is the Assistant General Manager of Finance and Accounts Department, Shanghai Property Division. He has over 18 years' experience in finance, accounting and taxation matters.

Mr. Tedy Lam Tin Cheung, Dip, aged 48, joined the Group in 1995 and is the Assistant General Manager of Project Department, Shanghai Property Division. He has over 26 years' experience in project management.

Mr. Richard Cheung Wing Kong, BSc, PCLL, Solicitor, aged 39, joined the Group in 2000 and is the Assistant General Manager of Legal Department. He has over 9 years' experience in legal matters.

Mr. Chu Ling Kwai, MCIOB, aged 48, rejoined the Group in 2002 and is the Assistant General Manager of Project Department, Shanghai Property Division. He has over 23 years' experience in property development.

Mr. Jeff Li Jian, BSc, aged 43, joined the Group in 1998 and is the Assistant General Manager of Project Development Department, Shanghai Property Division. He has over 21 years' experience in property and development.

Mr. Nathan Wang Qiang, MSc, aged 32, joined the Group in 1994 and is the Assistant General Manager of K. Wah Technology Ventures Limited. He has over 10 years' experience in venture investment and business development.

Mr. Vincent Gu Wen Sheng, Dip, aged 32, joined the Group in 1999 and is the Assistant General Manager of Sales Department, Shanghai Property Division. He has over 10 years' experience in property sales and marketing.

Mr. Denny Yeung Wing Keung, **MSc, MCIOB, MAPM**, aged 43, joined the Group in 2004 and is the Assistant General Manager of Procurement and Cost Control Department, Shanghai Property Division. He has over 22 years' experience in quantity surveying and procurement.

Ms. Josephine Ng Wah Pik, **MBA, MIHRM(HK)**, aged 39, joined the Group in 1995 and is the Assistant General Manager of Administration and Human Resources Department. She has over 15 years' experience in human resources management.

RULE 8.10 OF THE LISTING RULES

Dr. Lui Che Woo, and also Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, through a family trust directly or indirectly, are also interested in companies engaged in the business of property investment and development in Hong Kong. As the Board of Directors of the Company is independent of the boards of these companies, the Group is therefore capable of carrying on its business independently of, and at arm's length from the business of these companies.

PROFORMA COMBINED BALANCE SHEET OF AFFILIATED COMPANIES

As at 31st December 2003, the Group had given financial assistance and guarantees to financial institutions for the benefit of its affiliated companies amounting to, in aggregate, approximately 13.3% of the Company's market capitalisation.

In compliance with Chapter 13 of the Listing Rules, the proforma combined balance sheet of the affiliated companies as at 31st December 2003 is disclosed as follows:

	Proforma combined balance sheet *HK$'000*	**Group's attributable interest** *HK$'000*
Non-current assets	584,862	182,127
Current assets	989,555	307,503
Current liabilities	(116,961)	(38,481)
Net assets	1,457,456	451,149
Share capital	173,335	55,116
Reserves	274,813	82,342
Amounts due to shareholders	904,925	278,592
Non-current liabilities	104,383	35,099
	1,457,456	451,149

The directors have pleasure in presenting to the shareholders their report together with the audited financial statements for the year ended 31st December 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the principal subsidiaries, jointly controlled entities and associated companies are set out in note 37 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2003 are set out on page 47 of the annual report. An interim scrip dividend equivalent to 1 cent (2002: 1 cent) per share with a cash option, totalling HK$19,630,000 (2002: HK$18,964,000), was paid during the year. The directors recommend a final scrip dividend of 2 cents (2002: 2 cents) per share with a cash option totalling HK$39,623,000 (2002: HK$38,412,000). Full details of the scrip dividend will be set out in a letter to be sent to the shareholders.

SHARE CAPITAL

Details of shares issued as at 31st December 2003 are set out in note 25 to the financial statements.

On 28th February 2003, options to subscribe for 17,754,000 shares at the option price of HK$0.72 per share were granted to directors, advisers and employees of the Company and its affiliates pursuant to the Share Option Scheme of the Company adopted on 30th May 2002.

On 4th July 2003, 42,201,365 new shares were issued at a price of HK$0.6688 per share as the final dividend for the year ended 31st December 2002 to shareholders who had not made cash elections in respect of all of their shareholdings.

On 21st November 2003, 13,843,952 new shares were issued at a price of HK$1.0906 per share as the interim dividend for the year ended 31st December 2003 to shareholders who had not made cash elections in respect of all of their shareholdings.

On 29th December 2003, options to subscribe for 7,000,000 shares at the option price of HK$1.30 per share were granted to adviser and employees of the Company and its affiliates pursuant to the Share Option Scheme of the Company adopted on 30th May 2002.

During the year, 943,000, 1,285,000 and 300,000 new shares were issued at the option prices of HK$0.5586, HK$0.36 and HK$0.72 per share respectively pursuant to share option schemes of the Company as a result of the exercise of share options by option holders.

On 23rd March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into ordinary shares of the Company, at a conversion price of HK$2.25 per share on or after 23rd April 2004 up to the close of business on 8th March 2009. The bonds are redeemable at 91.49% of their principal amount on 23rd March 2009 according to relevant terms and conditions of the bonds.

The Company has not redeemed any of its shares during the year ended 31st December 2003. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 27 to the financial statements.

DONATIONS

During the year, the Group made charitable donations amounted to HK$4,370,000.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment are set out in note 13 to the financial statements.

PRINCIPAL PROPERTIES

Details of the principal properties held for development and/or sale and for investment purposes are set out on pages 85 to 87.

DIRECTORS

The directors of the Company who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Ms. Paddy Tang Lui Wai Yu, Sir David Akers-Jones, Mr. Michael Leung Man Kin, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Dr. Charles Cheung Wai Bun.

Mr. William Lo Chi Chung was appointed as a director on 15th April 2004.

The biographical details of the directors and senior management are set out on pages 30 to 33 of the annual report.

In accordance with Bye-law 109(A), Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu and Dr. Robin Chan Yau Hing will retire by rotation at the forthcoming annual general meeting, and being eligible, offer themselves for re-election. In accordance with Bye-law 100, Mr. William Lo Chi Chung shall hold office until the forthcoming annual general meeting, and being eligible, offers himself for re-election.

None of the directors proposed for re-election has a service contract with the Company which is not determinable within one year without payment of compensation other than statutory compensation.

DISCLOSURE OF INTERESTS

At 31st December 2003, the interests of each director in the shares of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), K. Wah Construction Materials Limited, and the details of any right to subscribe for shares of the Company and K. Wah Construction Materials Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(A) Ordinary Shares of the Company:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	263,644	7,013,966	37,507,971[1]	1,236,885,458[2]	1,281,671,039	64.80
Francis Lui Yiu Tung	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.55
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.77
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	271,181	—	—	—	271,181	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00

(B) Share Options of the Company

Details are set out in the SHARE OPTION SCHEMES section below.

DISCLOSURE OF INTERESTS *(Cont'd)*

(C) Ordinary Shares of K. Wah Construction Materials Limited

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	7,969,955	1,447,452	75,778,513[3]	850,514,983[2]	935,710,903	74.33
Francis Lui Yiu Tung	2,937	—	—	850,514,983[2]	850,517,920	67.56
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	850,514,983[2]	852,376,889	67.71
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	63,973	—	—	—	63,973	0.01
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00

(D) Share Options of K. Wah Construction Materials Limited

Details are set out in the SHARE OPTION SCHEMES section below.

Notes:

(1) 34,503,760 shares and 3,004,211 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(2) 1,236,885,458 shares in the Company representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. The Company was interested in 846,625,308 shares in K. Wah Construction Materials Limited representing more than one-third of its issued share capital held by a wholly owned subsidiary of the Company. In addition, one of the said discretionary trust was interested in 3,889,675 shares in K. Wah Construction Materials Limited. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in the Company and those shares in K. Wah Construction Materials Limited held by the trusts and in those shares in K. Wah Construction Materials Limited in which the Company was interested as aforesaid.

(3) 75,778,513 shares in K. Wah Construction Materials Limited were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

Save as disclosed above, as at 31st December 2003, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

At 31st December 2003, the interests of every person (not being a Director or chief executive of the Company) in the Shares as recorded in the register kept under section 336 of the SFO were as follow:

Name	Number of Ordinary Shares	% of Issued Share Capital
HSBC International Trustee Limited	1,193,975,939[1]	60.36
Marapro Co., Ltd.	187,126,116[2]	9.46
Symmetry Co., Ltd.	187,126,116[2]	9.46
Polymate Co., Ltd.	187,126,116[3]	9.46

SUBSTANTIAL SHAREHOLDERS *(Cont'd)*

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which hold 1,193,975,939 Shares.

(2) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which was interested in 187,126,116 Shares.

(3) Polymate Co., Ltd. is the ultimate holding company of companies interested in 187,126,116 Shares.

There was duplication of interest of:

(i) 1,236,885,458 Shares between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these Shares, 1,193,630,181 Shares were also interested by HSBC International Trustee Limited and 187,126,116 Shares were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 850,514,983 Shares in K. Wah Construction Materials Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Save as disclosed above, as at 31st December 2003, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the SFO.

No contracts of significance to which the Company or its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEMES

The share option scheme of the Company ("Share Option Scheme") was approved and adopted by the shareholders at the annual general meeting held on 30th May 2002 ("Adoption Date"). A summary of the Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partners of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

SHARE OPTION SCHEMES *(Cont'd)*

(2) **Participants** *(Cont'd)*

(vii) *in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying* grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) **Total number of shares available for issue**

Mandate Limit — Subject to the below paragraph, the total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 187,563,607 shares.

Overriding Limit — The Company may by ordinary resolutions of the shareholders refresh the Mandate Limit as referred to in the above paragraph provided the Company shall issue a circular to shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As at 31st December 2003, the total number of shares available for issue under the Share Option Scheme was 162,809,607 shares, which represented approximately 8.23% of the issued share capital of the Company at that date.

(4) **Maximum entitlement of each participant**

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, the Company may grant options to a participant which would exceed this limit.

(5) **Option period**

The period within which the shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) **Minimum period for which an option must be held before it can vest**

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) **Payment on acceptance of the option**

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

SHARE OPTION SCHEMES *(Cont'd)*

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the higher of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the 5 business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

At 31st December 2003, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company, were as follows:

	Date of grant	Options held at 1st January 2003	Options granted during the year	Options exercised during the year	Options held at 31st December 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	—	1,350,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	2,000,000	—	2,000,000	0.7200	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	—	1,200,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,868,000	—	1,868,000	0.7200	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	30th Dec 1999	500,000	—	—	500,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,054,000	—	1,054,000	0.7200	1st Mar 2004 – 28th Feb 2013
Eddie Hui Ki On	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,269,000	—	1,269,000	0.7200	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013

SHARE OPTION SCHEMES *(Cont'd)*

	Date of grant	Options held at 1st January 2003	Options granted during the year	Options exercised during the year	Options held at 31st December 2003	Exercise price (HK$)	Exercise period
Michael Leung Man Kin	20th May 1998	300,000	—	—	300,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Philip Wong Kin Hang	28th Feb 2003	—	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Leo Lee Tung Hai	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Robin Chan Yau Hing	28th Feb 2003	—	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	—	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Employees	20th May 1998	3,822,000	—	643,000[1]	3,179,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	4,794,000	—	850,000[2]	3,944,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	9,391,000	—	9,391,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	—	4,000,000	—	4,000,000	1.3000	30th Dec 2003 – 29th Dec 2013
Others	20th May 1998	300,000	—	300,000[1]	—	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	435,000	—	435,000[2]	—	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	672,000	300,000[3]	372,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	—	3,000,000	—	3,000,000	1.3000	30th Dec 2003 – 29th Dec 2013

Notes:

1. For 133,000 options, exercise date was 22nd January 2003. At the date before the options were exercised, the closing price per share was HK$0.60.

   For 160,000 options, exercise date was 4th April 2003. At the date before the options were exercised, the closing price per share was HK$0.69.

   For 100,000 options, exercise date was 2nd October 2003. At the date before the options were exercised, the closing price per share was HK$1.11.

   For 300,000 options, exercise date was 23rd October 2003. At the date before the options were exercised by the Option Holder's personal representative, the closing price per share was HK$1.14.

   For 100,000 options, exercise date was 12th December 2003. At the date before the options were exercised, the closing price per share was HK$1.14.

   For 150,000 options, exercise date was 31st December 2003. At the date before the options were exercised, the closing price per share was HK$1.32.

SHARE OPTION SCHEMES *(Cont'd)*

2. For 200,000 options, exercise date was 22nd January 2003. At the date before the options were exercised, the closing price per share was HK$0.60.

   For 250,000 options, exercise date was 3rd March 2003. At the date before the options were exercised, the closing price per share was HK$0.75.

   For 200,000 options, exercise date was 4th March 2003. At the date before the options were exercised, the closing price per share was HK$0.70.

   For 100,000 options, exercise date was 28th March 2003. At the date before the options were exercised, the closing price per share was HK$0.73.

   For 100,000 options, exercise date was 18th September 2003. At the date before the options were exercised, the closing price per share was HK$1.11.

   For 435,000 options, exercise date was 23rd October 2003. At the date before the options were exercised by the Option Holder's personal representative, the closing price per share was HK$1.14.

3. For 300,000 options, exercise date was 23rd October 2003. At the date before the options were exercised by the Option Holder's personal representative, the closing price per share was HK$1.14.

Except for the options granted on 29th December 2003 which were fully vested at the date of grant , the other options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

The share options granted are not recognized in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the year, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain. The closing prices of the Company's shares immediately before the dates on which the share options were granted on 28th February 2003 and 29th December 2003 were HK$0.70 per share and HK$1.30 per share respectively.

Except for the Share Option Scheme, at no time during the year was the Company or its subsidiary companies a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

The share option scheme of K. Wah Construction Materials Limited ("KWCM") ("KWCM Share Option Scheme") was approved and adopted by the shareholders of KWCM at the annual general meeting of KWCM held on 30th May 2002 ("Adoption Date"). The KWCM Share Option Scheme was also approved by the shareholders of the Company at the annual general meeting of the Company held on the Adoption Date. A summary of the KWCM Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of KWCM's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of KWCM by aligning the interests of option holders to shareholders.

SHARE OPTION SCHEMES *(Cont'd)*

(2) Participants

(i) any employee of KWCM or any affiliate and any senior executive or director of KWCM or any affiliate; or

(ii) any consultant, agent, representative or adviser of KWCM or any affiliate; or

(iii) any person who provides goods or services to KWCM or any affiliate; or

(iv) any customer or contractor of KWCM or any affiliate; or

(v) any business ally or joint venture partners of KWCM or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees of KWCM; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of KWCM; or (b) a subsidiary of a holding company of KWCM; or (c) a subsidiary of KWCM; or (d) a controlling shareholder of KWCM; or (e) a company controlled by a controlling shareholder of KWCM; or (f) a company controlled by KWCM; or (g) an associated company of a holding company of KWCM; or (h) an associated company of KWCM.

(3) Total number of shares available for issue

Mandate Limit — Subject to the below paragraph, the total number of shares which may be issued upon exercise of all options to be granted under the KWCM Share Option Scheme and any other schemes of KWCM must not in aggregate exceed 10% of the shares in issue as at the Adoption Date, being 121,787,040 shares.

Overriding Limit — KWCM may by ordinary resolutions of its shareholders and by ordinary resolutions of the shareholders of the Company refresh the Mandate Limit as referred to in above paragraph provided KWCM and the Company shall issue a circular to their respective shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the KWCM Share Option Scheme and any other schemes of KWCM must not exceed 30% of the shares in issue from time to time.

As at 31st December 2003, the total number of shares available for issue under the KWCM Share Option Scheme was 101,305,040 shares, which represented approximately 8.05% of the issued share capital of KWCM at that date.

(4) Maximum entitlement of each participant

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders of KWCM in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided KWCM shall issue a circular to shareholders before such approval is sought, and separate approval by the shareholders of the Company in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, KWCM may grant options to a participant which would exceed this limit.

SHARE OPTION SCHEMES *(Cont'd)*

(5) Option period

The period within which the shares must be taken up under an option shall be determined by the KWCM Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the KWCM Board in its absolute discretion. The KWCM Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to KWCM on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the KWCM Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the KWCM Board in its absolute discretion at the time of the grant but shall not be less than the higher of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the 5 business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) The remaining life of the KWCM Share Option Scheme

The life of the KWCM Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29th May 2012.

At 31st December 2003, the particulars of the options held by each of the directors of the Company, the employees of KWCM in aggregate and other participants granted under the KWCM Share Option Scheme or under any other share option schemes of KWCM, were as follows:

	Date of grant	Options held at 1st January 2003	Options granted during the year	Options exercised during the year	Options held at 31st December 2003	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	2,000,000	—	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,870,000	—	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013

SHARE OPTION SCHEMES *(Cont'd)*

	Date of grant	Options held at 1st January 2003	Options granted during the year	Options exercised during the year	Options held at 31st December 2003	Exercise price (HK$)	Exercise period
Lennon Lun Tsan Kau	—	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	1,270,000	—	1,270,000	0.5140	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	—	—	—	—	—	—	—
Michael Leung Man Kin	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	—	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—	—
Robin Chan Yau Hing	—	—	—	—	—	—	—
Charles Cheung Wai Bun	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Employees of KWCM	20th May 1998	9,262,000	—	—	9,262,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	19,226,000	—	—	19,226,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	14,442,000	—	14,442,000	0.5140	1st Mar 2004 – 28th Feb 2013
Others	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	536,000	—	—	536,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	—	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013

All options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

The share options granted are not recognized in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the year, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain. The closing price of the KWCM shares immediately before the date on which the share options were granted during the year was HK$0.50.

CONNECTED TRANSACTIONS

1. On 29th April 2003, the Company executed, under normal commercial terms, a Deed of Guarantee amounting up to HK$120,000,000 to a bank as security for the provision of the general banking facilities of HK$400,000,000 to Shanghai Jiashen Real Estate Development Co., Ltd., which is 99% indirectly owned by the Company, for financing its property development project at Phase III, Yanjiazhai, Shanghai, Mainland China.

2. On 31st October 2003, K. Wah (China) Investment Co., Ltd., an indirect wholly-owned subsidiary of the Company, executed under normal commercial terms a full guarantee to K. Wah Properties Investment Limited, an indirect wholly-owned subsidiary of the Company ("KWPI") as security for the provision by KWPI of a short term loan of HK$31,200,000 to Shanghai Jiashen Real Estate Development Co., Ltd., which is 99% indirectly owned by the Company, for financing its operation.

PRE-EMPTIVE RIGHTS

There are no shareholder pre-emptive rights as a matter of Bermuda law, either under statute or at common law.

FINANCIAL SUMMARY

A five year financial summary of the results and of the assets and liabilities of the Group is shown on pages 27 to 29 of the annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2003, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total of such purchases.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Dr. Lui Che Woo
Chairman

Hong Kong, 15th April 2004

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF
K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 47 to 84 which have been prepared in accordance with Hong Kong Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors of the Company are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15th April 2004

Consolidated Profit and Loss Statement

For the year ended 31st December 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	3	3,076,143	2,134,552
Cost of sales		(2,891,632)	(1,901,579)
Gross profit		184,511	232,973
Other revenues	3	17,645	11,720
Other operating income		72,888	24,858
Administrative expenses		(77,599)	(82,267)
Other operating expenses		(51,924)	(48,962)
Operating profit	4	145,521	138,322
Finance costs	5	(17,144)	(8,619)
Share of profits less losses of			
Jointly controlled entities		53,845	4,406
Associated companies		998	2,400
Profit before taxation		183,220	136,509
Taxation	9	(45,831)	(11,365)
Profit after taxation		137,389	125,144
Minority interests		(17,009)	(22,810)
Profit attributable to shareholders	27	120,380	102,334
Dividends	11	59,253	57,376
		HK cents	HK cents
Earnings per share	12	6.2	5.4

Consolidated Balance Sheet

As at 31st December 2003

	Note	2003 HK$'000	2002 HK$'000
Property, plant and equipment	13	**1,136,196**	1,091,920
Jointly controlled entities	16	**537,030**	536,708
Associated companies	17	**16,098**	15,244
Other non-current assets	18	**433,227**	303,491
Non-current assets		**2,122,551**	1,947,363
Current assets			
Development properties	19	**2,519,342**	3,490,159
Inventories	20	**68,716**	42,625
Debtors and prepayments	21	**554,484**	521,590
Tax recoverable		**8,173**	12,683
Other investments	22	**81,556**	62,404
Cash and bank balances	23	**517,065**	686,409
		3,749,336	4,815,870
Current liabilities			
Creditors and accruals	24	**493,655**	523,505
Current portion of long-term liabilities	28	**156,078**	693,469
Tax payable		**38,297**	8,489
Short-term bank loans and overdrafts — unsecured		**176,984**	153,767
		865,014	1,379,230
Net current assets		**2,884,322**	3,436,640
		5,006,873	5,384,003
Financed by:			
Share capital	25	**197,797**	191,955
Reserves	27	**2,333,890**	2,233,979
Shareholders' funds		**2,531,687**	2,425,934
Minority interests		**1,083,869**	1,067,785
Long-term liabilities	28	**1,302,184**	1,800,916
Non-current liabilities	29	**89,133**	89,368
		5,006,873	5,384,003

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

Company Balance Sheet

As at 31st December 2003

	Note	2003 HK$'000	2002 HK$'000
Subsidiaries	15	**2,701,386**	2,889,232
Current assets			
Debtors and prepayments	21	**729**	630
Cash and bank balances		**245**	225
		974	855
Current liabilities			
Creditors and accruals	24	**1,871**	3,378
Current portion of long-term liabilities	28	**53,000**	90,000
Short-term bank loans and overdrafts — unsecured		**50,000**	60,000
		104,871	153,378
Net current liabilities		**(103,897)**	(152,523)
		2,597,489	2,736,709
Financed by:			
Share capital	25	**197,797**	191,955
Reserves	27	**1,944,692**	1,894,754
Shareholders' funds		**2,142,489**	2,086,709
Long-term liabilities	28	**455,000**	650,000
		2,597,489	2,736,709

Lui Che Woo
Director

Francis Lui Yiu Tung
Director

For the year ended 31st December 2003

	Note	2003 *HK$'000*	2002 *HK$'000*
Cash flows from operating activities			
Cash generated from/(used in) operations	30(a)	**995,755**	(206,501)
Net tax paid		**(179)**	(30,253)
Interest element of finance lease rental payments		**—**	(2)
Interest paid		**(51,540)**	(74,302)
Net cash from/(used in) operating activities		**944,036**	(311,058)
Cash flows from investing activities			
Purchase of plant and equipment		**(133,712)**	(164,158)
Deferred expenditure		**(20,446)**	(36,536)
Repayments from/(loans to) associated companies and jointly controlled entities		**82,057**	(46,680)
Acquisition of long-term investments		**—**	(10,173)
Proceeds from sale of property, plant and equipment		**6,736**	4,537
Proceeds from disposal of long-term investments		**—**	5,295
Proceeds from disposal of an associated company		**—**	20,700
Decrease/(increase) in deferred receivable		**2,873**	(1,893)
Increase in investments in jointly controlled entities		**(39,786)**	(11,733)
Purchase of listed investments		**(5,715)**	—
Proceeds from disposal of listed investments		**5,117**	—
Interest received		**16,169**	10,864
Dividends received from listed investments		**1,326**	856
Dividends received from associated companies		**—**	3,400
Dividends received from jointly controlled entities		**681**	—
Net cash used in investing activities		**(84,700)**	(225,521)
Cash flows from financing activities	30(b)		
Issue of new shares		**1,121**	2,178
Capital element of finance lease rental payments		**—**	(638)
Net increase in loans from minority shareholders		**4,999**	21,183
New long-term bank loans		**842,153**	1,430,483
Repayment of long-term bank loans		**(1,878,276)**	(630,797)
Increase/(decrease) in short-term bank loans repayable after three months from date of advance		**28,078**	(216,261)
Dividends paid to shareholders		**(14,718)**	(30,227)
Dividends paid to minority interests		**(5,150)**	(13,369)
Net cash (used in)/from financing activities		**(1,021,793)**	562,552
Net (decrease)/increase in cash and cash equivalents		**(162,457)**	25,973
Cash and cash equivalents at beginning of year		**681,548**	654,580
Changes in exchange rates		**(2,026)**	995
Cash and cash equivalents at end of year		**517,065**	681,548
Analysis of cash and cash equivalents			
Cash and bank balances		**517,065**	686,409
Bank overdrafts		**—**	(4,861)
		517,065	681,548

Consolidated Statement of Changes in Equity

For the year ended 31st December 2003

	Note	2003 HK$'000	2002 HK$'000
At beginning of year			
As previously reported		**2,463,655**	2,384,070
Prior year adjustment on adopting revised SSAP 12	1(m)	**(37,721)**	(33,652)
As restated		**2,425,934**	2,350,418
Changes in exchange rates	27	**(1,030)**	1,231
Issue of shares upon exercise of share options		**1,121**	2,178
Reserve arising on scrip dividends	27	**43,324**	26,250
Profit for the year	27	**120,380**	102,334
Dividends			
Final dividend	27	**(38,412)**	(37,513)
Interim dividend	27	**(19,630)**	(18,964)
At end of year		**2,531,687**	2,425,934

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments and in accordance with Hong Kong Financial Reporting Standards.

In 2003, the Group adopted the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The adoption of the revised SSAP 12 has resulted in a change to the accounting policy of the Group as detailed in note 1(m) below.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of K. Wah International Holdings Limited and its subsidiaries made up to 31st December and the Group's attributable share of post acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill or negative goodwill which remains unamortised, including those previously taken directly to reserves.

All significant intercompany transactions and balances within the Group are eliminated.

(c) Subsidiaries

Subsidiaries are companies in which the Group has the power to exercise control governing the financial and operating policies of the company.

In the Company's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

(d) Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the Group's share of results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

(e) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Associated companies are accounted for under the equity method whereby the Group's share of the results is included in the consolidated profit and loss statement and the Group's share of net assets is included in the consolidated balance sheet.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(f) Goodwill

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the effective date of acquisition.

Goodwill arising on acquisitions is included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and provision for impairment in value other than temporary in nature.

The cost or valuation of long-term and medium-term leasehold land is depreciated over the remaining term of the lease, including the period for which a right of renewal is attached, using the straight-line method. The cost or valuation of all other land and buildings and leasehold improvements is depreciated over their respective lease periods using the straight-line method.

Increases in valuation of leasehold land and buildings are credited to the property revaluation reserve; subsequent decreases are first set off against increases on earlier valuations in respect of the same property and are thereafter charged to the profit and loss statement.

The cost of other assets is depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other assets	10 to 25%

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Group. The carrying amounts of assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised property revaluation reserve is transferred directly to revenue reserve.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

(i) Investments

Securities intended to be held for indefinite long-term purpose or strategic reason are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. The net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

(j) Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

(k) Development properties

Development properties are included under current assets and comprise land at cost or valuation, construction costs, an appropriate proportion of overhead expenditure and interest attributable to the development, and profit taken to date, less sales instalments received and provisions for possible losses. Completed properties held for sale are carried at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(m) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on property, plant and equipments, provisions for expenses and tax losses carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In previous years, deferred taxation was provided at the current tax rates using the liability method in respect of all significant timing differences, principally accelerated depreciation allowances, which was expected to reverse in the foreseeable future. This accounting policy has been changed to conform with the revised SSAP 12 and as a result, reserves of the Group as at 1st January 2002 and 2003 have been reduced by HK$33,652,000 and HK$37,721,000 respectively. This change has resulted in an increase in deferred taxation liabilities at 31st December 2002 by HK$71,018,000 and a decrease in profit for the year ended 31st December 2002 by HK$4,069,000.

(n) Provision

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Revenue recognition

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers.

Sales of completed properties are recognised upon execution of the sales agreements. When a development property is sold in advance of completion, sales are recognised over the course of the development and are computed as a proportion of the total estimated sales to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profit, and sales recognised up to the date of forfeiture are written back.

Rental income net of any incentives given to the lessee is recognised over the periods of the respective leases on a straight-line basis. Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable. Dividend income is recognised when the right to receive payment is certain.

(p) Employee benefits

Contributions to defined contribution retirement schemes are charged to the profit and loss statement in the year to which the contributions relate.

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(p) Employee benefits *(Cont'd)*

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) Leased assets

Leases where substantially all the risks and rewards of ownership of assets remain with the lessors are accounted for as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(r) Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the assets for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the year in which they are incurred.

(s) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies denominated in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments are taken directly to reserves.

(t) Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

2. SEGMENT INFORMATION

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the Group's internal financial reporting and operating activities, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, properties, debtors and prepayments and mainly exclude investments. Segment liabilities comprise mainly creditors and accruals. There are no sales or trading transactions between the business segments.

2. SEGMENT INFORMATION *(Cont'd)*

A summary of the business segments is set out as follows:

	Properties	Construction materials	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December 2003				
Turnover	1,879,105	1,130,894	66,144	3,076,143
Other revenues	12,102	4,066	1,477	17,645
Operating profit	109,347	22,483	13,691	145,521
Finance costs				(17,144)
Share of profits less losses of				
Jointly controlled entities	46,971	6,874	—	53,845
Associated companies	—	998	—	998
Profit before taxation				183,220
Taxation				(45,831)
Profit after taxation				137,389
Minority interests	260	(17,232)	(37)	(17,009)
Profit attributable to shareholders				120,380
Segment assets	3,209,513	1,480,474	21,978	4,711,965
Jointly controlled entities	299,581	237,449	—	537,030
Associated companies	—	16,098	—	16,098
Unallocated assets				606,794
Total assets				5,871,887
Segment liabilities	197,887	289,691	6,077	493,655
Minority interests	469,922	613,048	899	1,083,869
Unallocated liabilities				1,762,676
Total liabilities				3,340,200
Capital expenditure	2,425	151,733	—	154,158
Depreciation	3,132	66,018	130	69,280
Amortisation	—	15,675	—	15,675
Unrealised gain of listed investments	—	2,180	13,852	16,032

2. SEGMENT INFORMATION *(Cont'd)*

	Properties *HK$'000*	Construction materials *HK$'000*	Others *HK$'000*	Total *HK$'000*
Year ended 31st December 2002				
Turnover	1,079,095	1,010,999	44,458	2,134,552
Other revenues	4,362	6,499	859	11,720
Operating profit	89,600	45,954	2,768	138,322
Finance costs				(8,619)
Share of profits less losses of				
Jointly controlled entities	(33)	4,439	—	4,406
Associated companies	(1,544)	3,944	—	2,400
Profit before taxation				136,509
Taxation				(11,365)
Profit after taxation				125,144
Minority interests	222	(23,005)	(27)	(22,810)
Profit attributable to shareholders				102,334
Segment assets	4,082,913	1,340,767	26,106	5,449,786
Jointly controlled entities	340,381	196,327	—	536,708
Associated companies	—	15,244	—	15,244
Unallocated assets				761,495
Total assets				6,763,233
Segment liabilities	252,000	263,801	7,706	523,507
Minority interests	467,169	599,832	784	1,067,785
Unallocated liabilities				2,746,007
Total liabilities				4,337,299
Capital expenditure	1,710	154,628	20	156,358
Depreciation	3,012	58,976	123	62,111
Amortisation	—	14,879	—	14,879
Write-back of additional provision for plant and equipment	—	11,303	—	11,303

2. SEGMENT INFORMATION *(Cont'd)*

A summary of the geographical segments is set out as follows:

	Turnover	Operating profit/(loss)	Total assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December 2003				
Hong Kong	2,322,052	118,746	2,368,831	38,742
Mainland China	678,729	30,031	3,307,148	115,392
Singapore	9,218	(3,776)	179,690	24
Japan	66,144	520	16,218	—
	3,076,143	145,521	5,871,887	154,158
Year ended 31st December 2002				
Hong Kong	1,479,594	98,858	3,531,192	55,395
Mainland China	583,176	37,179	3,025,036	100,940
Singapore	27,324	1,938	189,480	3
Japan	44,458	347	17,525	20
	2,134,552	138,322	6,763,233	156,358

3. TURNOVER AND OTHER REVENUES

	2003	2002
	HK$'000	*HK$'000*
Turnover		
Sale of properties	**1,842,095**	1,039,956
Manufacture, sale and distribution of construction materials	**1,130,894**	1,010,999
Rental	**37,010**	39,139
Sale of goods	**66,144**	44,458
	3,076,143	2,134,552
Other revenues		
Interest from banks	**5,918**	6,733
Interest from mortgage loans	**8,730**	2,213
Interest from deferred receivable	**1,521**	1,918
Dividend from listed investments	**1,476**	856
	17,645	11,720
Total revenues	**3,093,788**	2,146,272

4. OPERATING PROFIT

	2003	2002
	HK$'000	*HK$'000*
Operating profit is stated after crediting:		
Unrealised gain of listed investments	**16,032**	950
Profit on disposal of listed investments	**2,372**	103
Write-back of provision for development properties	**8,478**	7,726
Profit on disposal of property, plant and equipment	**—**	343
Write-back of additional provision for plant and equipment	**—**	11,303
Gain on disposal of operating rights	**28,260**	—
Amortisation of negative goodwill	**632**	631
and after charging:		
Cost of inventories sold	**1,008,355**	821,812
Deficit on revaluation of investment properties	**12,071**	6,066
Net exchange losses	**4,108**	5,123
Depreciation	**69,280**	62,111
Amortisation		
Quarry site development	**1,284**	846
Overburden removal costs	**14,391**	14,033
Staff costs including directors' remuneration	**234,191**	211,276
Royalty	**4,275**	3,076
Auditors' remuneration	**1,897**	1,928
Operating lease rentals		
Land and buildings	**12,148**	11,740
Plant and machinery	**779**	1,888
Impairment of long-term investments	**2,145**	561
Loss on disposal of an associated company	**—**	12,658
Loss on disposal of property, plant and equipment	**1,349**	—
Outgoings in respect of investment properties	**3,755**	3,091

5. FINANCE COSTS

	2003 HK$'000	2002 HK$'000
Interest expense		
Bank loans and overdrafts	51,540	74,302
Finance lease obligations wholly repayable within five years	—	2
	51,540	74,304
Capitalised as cost of properties under development	(34,396)	(65,685)
	17,144	8,619

The capitalisation rates applied to funds borrowed generally and used for the development of properties are between 1% and 5% per annum (2002: 2% to 5% per annum).

6. DIRECTORS' EMOLUMENTS

	2003 HK$'000	2002 HK$'000
Fees	910	1,060
Salaries and other emoluments	13,608	10,844
Retirement benefits	908	745
	15,426	12,649

The emoluments of individual directors of the Company fell within the following bands:

	Number of Directors 2003	Number of Directors 2002
Nil–HK$1,000,000	8	10
HK$1,000,001–HK$1,500,000	2	—
HK$1,500,001–HK$2,000,000	—	1
HK$2,000,001–HK$2,500,000	1	1
HK$3,000,001–HK$3,500,000	—	2
HK$4,000,001–HK$4,500,000	1	—
HK$4,500,001–HK$5,000,000	1	—
	13	14

Fees paid to independent non-executive directors amounted to HK$410,000 (2002: HK$460,000) and no other emoluments were paid.

During the year, options to subscribe for 7,691,000 shares (2002: nil) of the Company at the exercise price of HK$0.72 per share were granted to the directors and no options were exercised by the directors (2002: nil).

7. MANAGEMENT EMOLUMENTS

The five individuals whose emoluments were the highest in the Group for the year include two (2002: three) directors whose emoluments are reflected in note 6 above. The emoluments of the remaining three (2002: two) individuals are as follows:

	2003	2002
	HK$'000	*HK$'000*
Salaries and other emoluments	**6,160**	3,868
Retirement benefits	**466**	287
	6,626	4,155

The emoluments of these individuals fell within the following bands:

	Number of employees	
	2003	2002
HK$1,500,001–HK$2,000,000	**—**	1
HK$2,000,001–HK$2,500,000	**3**	1
	3	2

8. RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance (ORSO) and Mandatory Provident Fund (MPF) Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on a percentage ranging from 5% to 10% (depending upon the length of employment) of the basic salary of the employee, minus the mandatory contributions to the MPF Scheme. The Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to the full vesting of the employer's contributions on the employee.

The employees in the Mainland China participate in various pension plans organised by the relevant municipal and provincial government under which the Group is required to make monthly defined contributions to these plans at rates ranging from 8% to 22.5%, depending upon the applicable local regulations, of the employees' basic salary. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The retirement benefit schemes cost charged to the profit and loss statement during the year comprises contributions made by the Group to the schemes of HK$17,077,000 (2002: HK$12,624,000), less forfeitures of HK$264,000 (2002: HK$379,000), leaving HK$112,000 (2002: HK$123,000) available at the balance sheet date to reduce future contribution.

9. TAXATION

	2003	2002
	HK$'000	*HK$'000*
Company and subsidiaries		
Hong Kong profits tax	**27,396**	3,301
Overseas taxation	**7,085**	6,092
Deferred taxation *(note 29(a))*	**397**	1,376
	34,878	10,769
Jointly controlled entities		
Hong Kong profits tax	**8,839**	—
Overseas taxation	**848**	558
Deferred taxation	**1,122**	—
Associated companies		
Hong Kong profits tax	**144**	38
	45,831	11,365

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2003	2002
	HK$'000	*HK$'000*
Profit before taxation	**183,220**	136,509
Tax calculated at applicable tax rate	**30,408**	14,019
Income under tax relief	**(15,260)**	(6,284)
Income not subject to taxation	**(6,710)**	(15,151)
Expenses not deductible for taxation purposes	**14,557**	15,132
Utilisation of previously unrecognised tax losses	**(7,862)**	(9,039)
Tax losses not recognised	**29,311**	12,605
(Over)/under provision in previous years	**(32)**	83
Increase in tax rate	**1,419**	—
Taxation charge	**45,831**	11,365

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$69,377,000 (2002: HK$79,158,000).

11. DIVIDENDS

	2003	2002
	HK$'000	*HK$'000*
Interim scrip dividend with a cash option of 1 cent (2002: 1 cent) per share	**19,630**	18,964
Proposed final scrip dividend with a cash option of 2 cents (2002: 2 cents) per share	**39,623**	38,412
	59,253	57,376
The dividends have been partially settled by cash as follows:		
Interim	**4,531**	7,555
Final	**—**	10,187
	4,531	17,742

The Board of Directors recommended a final scrip dividend with a cash option in respect of 2003 of 2 cents (2002: 2 cents) per share. This dividend will be accounted for as an appropriation of revenue reserve in the year ending 31st December 2004.

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$120,380,000 (2002: HK$102,334,000) and the weighted average number of 1,944,096,000 shares (2002: 1,888,664,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2003 would not have a dilutive effect on the earnings per share.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings HK$'000	Investment properties HK$'000	Plant and machinery HK$'000	Other assets HK$'000	Total HK$'000
Cost or valuation					
At 31st December 2002	424,879	320,975	621,718	275,101	1,642,673
Additions	5,246	—	65,723	62,743	133,712
Disposals	(5,845)	—	(18,918)	(20,543)	(45,306)
Revaluation deficit	—	(12,071)	—	—	(12,071)
At 31st December 2003	424,280	308,904	668,523	317,301	1,719,008
Accumulated depreciation					
At 31st December 2002	52,950	—	339,569	158,234	550,753
Charge for the year	8,042	—	37,926	23,312	69,280
Disposals	(1,247)	—	(17,072)	(18,902)	(37,221)
At 31st December 2003	59,745	—	360,423	162,644	582,812
Net book value					
At 31st December 2003	**364,535**	**308,904**	**308,100**	**154,657**	**1,136,196**
At 31st December 2002	371,929	320,975	282,149	116,867	1,091,920

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 14. Investment properties held under long-term leases outside Hong Kong amounting to HK$93,904,000 were valued at 31st December 2003 on an open market value basis by CB Richard Ellis (Pte) Ltd., independent professional valuers. Investment properties held under medium-term leases outside Hong Kong amounting to HK$53,000,000 were valued at 31st December 2003 on an open market value basis by Knight Frank Hong Kong Limited, independent professional valuers. Investment properties held under long-term leases in Hong Kong amounting to HK$120,000,000 were valued at 31st December 2003 on an open market value basis by FPDSavills (Hong Kong) Limited, independent professional valuers. Investment properties held under medium-term leases in Hong Kong amounting to HK$42,000,000 were valued at 31st December 2003 on an open market value basis by Vigers Hong Kong Limited, independent professional valuers.

(b) Investment properties and leasehold land and buildings with carrying values of HK$266,904,000 (2002: HK$225,975,000) and HK$290,082,000 (2002: HK$295,904,000), respectively, were pledged to secure the Group's banking facilities.

(c) Other assets comprise barges, furniture and equipment, leasehold improvements and motor vehicles.

(d) Apart from the properties mentioned in (a) above, all other assets are carried at cost.

14. LEASEHOLD LAND AND BUILDINGS

Group

	Hong Kong	Outside Hong Kong	2003 Total	2002 Total
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Long-term lease				
At cost	113,741	2,495	**116,236**	119,587
Medium-term lease				
At cost	28,935	29,047	**57,982**	55,230
At professional valuation 1990	250,062	—	**250,062**	250,062
	392,738	31,542	**424,280**	424,879

Medium-term leasehold land and buildings in Hong Kong were revalued as at 31st March 1990 on an open market basis by Jones Lang LaSalle Ltd, independent professional valuers. Subsequent revaluations of these properties are not required to be made in accordance with paragraph 80 of Hong Kong Statement of Standard Accounting Practice 17 — Property, Plant and Equipment. Had these properties been carried at cost, their carrying values would have been HK$163,203,000 (2002: HK$166,955,000).

15. SUBSIDIARIES

	Company 2003	2002
	HK$'000	*HK$'000*
Unlisted shares, at cost	**259,561**	259,561
Loan receivable	**586,000**	828,000
Amounts receivable	**1,855,825**	1,801,671
	2,701,386	2,889,232

The loan receivable is unsecured, carries interest at prevailing market rate and has no fixed terms of repayment. The amounts receivable are unsecured, interest-free and have no fixed terms of repayment.

Details of subsidiaries which, in the opinion of the directors, materially affect the results or net assets of the Group are given in note 37(a).

16. JOINTLY CONTROLLED ENTITIES

	Group 2003 HK$'000	2002 HK$'000
Share of net assets	**194,638**	112,259
Loans receivable	**246,848**	334,489
Amounts receivable	**95,544**	89,960
	537,030	536,708

The loans receivable are unsecured, carry interest at prevailing market rate and have no fixed terms of repayment. The amounts receivable are unsecured, interest-free and have no fixed terms of repayment.

Details of jointly controlled entities which, in the opinion of the directors, materially affect the results or net assets of the Group are given in note 37(b).

17. ASSOCIATED COMPANIES

	Group 2003 HK$'000	2002 HK$'000
Share of net assets	**16,098**	15,244

Details of associated companies which, in the opinion of the directors, materially affect the results or net assets of the Group are given in note 37(c).

18. OTHER NON-CURRENT ASSETS

	Group 2003 HK$'000	2002 HK$'000
Deferred expenditure		
Overburden removal costs	**114,366**	111,564
Quarry site development	**13,421**	11,452
	127,787	123,016
Deferred receivable *(note (a))*	**8,147**	11,020
Mortgage loans *(note (b))*	**192,500**	62,517
Long-term investments		
Listed in Hong Kong	**2,487**	2,487
Unlisted	**102,306**	104,451
	433,227	303,491
Market value of listed long-term investments	**736**	1,346

18. OTHER NON-CURRENT ASSETS *(Cont'd)*

(a) Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2008. The current portion of the receivable is included under other receivables.

(b) Mortgage loans are advances to purchasers of development properties of the Group and secured by second mortgages on the related properties. The current portion of the loans is included under other receivables.

19. DEVELOPMENT PROPERTIES

Group

	Completed	Under development	Total
	HK$'000	*HK$'000*	*HK$'000*
At cost, less provision	342,101	2,166,987	2,509,088
At professional valuation 1990	10,254	—	10,254
At 31st December 2003	**352,355**	**2,166,987**	**2,519,342**
At 31st December 2002	1,075,233	2,414,926	3,490,159

The completed properties at valuation are held under medium-term leases in Hong Kong and were revalued as at 31st March 1990 on an open market basis by Jones Lang LaSalle Ltd., independent professional valuers.

20. INVENTORIES

	Group	
	2003	2002
	HK$'000	*HK$'000*
Aggregates and sand	**24,820**	7,653
Concrete pipes and blocks	**8,723**	4,952
Cement	**4,813**	6,598
Spare parts	**22,861**	19,857
Consumables	**7,499**	3,565
	68,716	42,625

The carrying amount of inventories stated at net realisable value amounted to HK$1,809,000 (2002: HK$1,572,000).

21. DEBTORS AND PREPAYMENTS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade debtors	**379,975**	358,434	**—**	—
Other receivables	**134,847**	108,001	**—**	—
Prepayments	**39,662**	55,155	**729**	630
	554,484	521,590	**729**	630

The Group has established credit policies which follow local industry standard. The average normal credit period offered ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in the Mainland China. These are subject to periodic reviews by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	2003	2002
	HK$'000	*HK$'000*
Within one month	**148,678**	162,881
Two to three months	**151,263**	131,538
Four to six months	**57,813**	50,709
Over six months	**22,221**	13,306
	379,975	358,434

22. OTHER INVESTMENTS

	Group	
	2003	2002
	HK$'000	*HK$'000*
Listed in Hong Kong, at market value	**29,352**	10,200
Unlisted shares	**52,204**	52,204
	81,556	62,404

23. CASH AND BANK BALANCES

The cash and bank balances include HK$146,628,000 (2002: HK$206,147,000) which can only be applied for the construction costs of certain development properties of the Group.

24. CREDITORS AND ACCRUALS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade creditors	**296,370**	322,106	**—**	—
Other creditors	**86,948**	87,683	**1,673**	1,615
Accrued operating expenses	**95,806**	102,017	**198**	1,763
Deposits received	**14,531**	11,699	**—**	—
	493,655	523,505	**1,871**	3,378

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	2003	2002
	HK$'000	*HK$'000*
Within one month	**234,086**	174,554
Two to three months	**39,129**	124,735
Four to six months	**9,661**	9,324
Over six months	**13,494**	13,493
	296,370	322,106

25. SHARE CAPITAL

Company

	2003		2002	
	Ordinary Shares of HK$0.10 each	***HK$'000***	Ordinary Shares of HK$0.10 each	*HK$'000*
Authorised:				
At beginning and end of year	**3,888,000,000**	**388,800**	3,888,000,000	388,800
Issued and fully paid:				
At beginning of year	**1,919,545,431**	**191,955**	1,870,745,070	187,075
Share options exercised	**2,378,000**	**238**	5,041,000	504
Issued as scrip dividends	**56,045,317**	**5,604**	43,759,361	4,376
At end of year	**1,977,968,748**	**197,797**	1,919,545,431	191,955

26. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. Under the scheme, share options may be granted to Directors, senior executives or employees of the Company or its affiliates and other qualifying grantees. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2003	2002
At beginning of year	**17,541,000**	22,582,000
Granted *(note (a))*	**24,754,000**	—
Exercised *(note (b))*	**(2,528,000)**	(5,041,000)
At end of year *(note (c))*	**39,767,000**	17,541,000

(a) Options granted

17,754,000 and 7,000,000 share options were granted on 28th February 2003 and 29th December 2003 at the exercise price of HK$0.72 and HK$1.30 per share (2002: nil) and will expire on 28th February 2013 and 29th December 2013, respectively. Consideration of HK$65 (2002: nil) was received in respect of the share options granted during the year.

(b) Options exercised

Exercise date	**Exercise price** *HK$*	**Number of shares**
22nd January 2003	0.3600	200,000
22nd January 2003	0.5586	133,000
3rd March 2003	0.3600	250,000
4th March 2003	0.3600	200,000
28th March 2003	0.3600	100,000
4th April 2003	0.5586	160,000
18th September 2003	0.3600	100,000
2nd October 2003	0.5586	100,000
23rd October 2003	0.5586	300,000
23rd October 2003	0.3600	435,000
23rd October 2003	0.7200	300,000
12th December 2003	0.5586	100,000
Number of shares issued at 31st December 2003		2,378,000
31st December 2003	0.5586	150,000*
		2,528,000

* These shares were alloted on 19th January 2004.

26. SHARE OPTION SCHEME *(Cont'd)*

(c) Outstanding options

Exercise period	Exercise price per share *HK$*	Number of share options 2003	2002
Directors			
20th May 1999 to 19th May 2008	0.5586	**3,400,000**	3,400,000
30th December 2000 to 29th December 2009	0.3600	**4,790,000**	4,790,000
1st March 2004 to 28th February 2013	0.7200	**7,691,000**	—
Others			
20th May 1999 to 19th May 2008	0.5586	**3,179,000**	4,122,000
30th December 2000 to 29th December 2009	0.3600	**3,944,000**	5,229,000
1st March 2004 to 28th February 2013	0.7200	**9,763,000**	—
30th December 2003 to 29th December 2013	1.3000	**7,000,000**	—
		39,767,000	17,541,000

27. RESERVES

(a) Group

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Property revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
At 31st December 2002							
As previously reported	814,194	99,089	13	34,188	68,037	1,256,179	2,271,700
Prior year adjustment *(note 1(m))*	—	—	—	—	—	(37,721)	(37,721)
As restated	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
Changes in exchange rates	—	—	—	—	—	(1,030)	(1,030)
Premium on shares issued	883	—	—	—	—	—	883
Shares issued as scrip dividends	(5,604)	—	—	—	—	—	(5,604)
Reserve arising on scrip dividends	—	—	—	—	—	43,324	43,324
Profit for the year	—	—	—	—	—	120,380	120,380
2002 final dividend	—	—	—	—	—	(38,412)	(38,412)
2003 interim dividend	—	—	—	—	—	(19,630)	(19,630)
At 31st December 2003	**809,473**	**99,089**	**13**	**34,188**	**68,037**	**1,323,090**	**2,333,890**
Retained by:							
Company and subsidiaries	809,473	99,089	13	34,188	68,037	1,295,697	2,306,497
Jointly controlled entities	—	—	—	—	—	8,929	8,929
Associated companies	—	—	—	—	—	18,464	18,464
	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
At 31st December 2001							
As previously reported	816,896	99,089	13	34,188	68,037	1,178,772	2,196,995
Prior year adjustment *(note 1(m))*	—	—	—	—	—	(33,652)	(33,652)
As restated	816,896	99,089	13	34,188	68,037	1,145,120	2,163,343
Changes in exchange rates	—	—	—	—	—	1,231	1,231
Premium on shares issued	1,674	—	—	—	—	—	1,674
Shares issued as scrip dividends	(4,376)	—	—	—	—	—	(4,376)
Reserve arising on scrip dividends	—	—	—	—	—	26,250	26,250
Profit for the year	—	—	—	—	—	102,334	102,334
2001 final dividend	—	—	—	—	—	(37,513)	(37,513)
2002 interim dividend	—	—	—	—	—	(18,964)	(18,964)
At 31st December 2002	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
Retained by:							
Company and subsidiaries	814,194	99,089	13	34,188	68,037	1,235,809	2,251,330
Jointly controlled entities	—	—	—	—	—	(34,945)	(34,945)
Associated companies	—	—	—	—	—	17,594	17,594
	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979

27 RESERVES *(Cont'd)*

(b) Company

	Share premium *HK$'000*	Contributed surplus *HK$'000*	Capital redemption reserve *HK$'000*	Revenue reserve *HK$'000*	Total *HK$'000*
At 31st December 2002	814,194	213,560	13	866,987	1,894,754
Premium on shares issued	883	—	—	—	883
Shares issued as scrip dividends	(5,604)	—	—	—	(5,604)
Reserve arising on scrip dividends	—	—	—	43,324	43,324
Profit for the year	—	—	—	69,377	69,377
2002 final dividend	—	—	—	(38,412)	(38,412)
2003 interim dividend	—	—	—	(19,630)	(19,630)
At 31st December 2003	**809,473**	**213,560**	**13**	**921,646**	**1,944,692**
At 31st December 2001	816,896	213,560	13	818,056	1,848,525
Premium on shares issued	1,674	—	—	—	1,674
Shares issued as scrip dividends	(4,376)	—	—	—	(4,376)
Reserve arising on scrip dividends	—	—	—	26,250	26,250
Profit for the year	—	—	—	79,158	79,158
2001 final dividend	—	—	—	(37,513)	(37,513)
2002 interim dividend	—	—	—	(18,964)	(18,964)
At 31st December 2002	814,194	213,560	13	866,987	1,894,754

The distributable reserves of the Company at 31st December 2003, under the Companies Act 1981 of Bermuda (as amended), amounted to HK$1,135,206,000 (2002: HK$1,080,547,000).

28. LONG-TERM LIABILITIES

Group

	2003 ***HK$'000***	2002 *HK$'000*
Bank loans		
Secured	**707,332**	1,330,417
Unsecured	**750,930**	1,163,968
	1,458,262	2,494,385
Current portion included in current liabilities	**(156,078)**	(693,469)
	1,302,184	1,800,916

28. LONG-TERM LIABILITIES *(Cont'd)*

Group *(Cont'd)*

The bank loans are repayable within the following periods:

	2003	2002
	HK$'000	*HK$'000*
Within one year	**156,078**	693,469
Between one to two years	**735,969**	756,206
Between two to five years	**566,215**	1,044,710
	1,458,262	2,494,385

Company

	2003	2002
	HK$'000	*HK$'000*
Unsecured bank loans	**508,000**	740,000
Current portion included in current liabilities	**(53,000)**	(90,000)
	455,000	650,000

The bank loans are repayable within the following periods:

	2003	2002
	HK$'000	*HK$'000*
Within one year	**53,000**	90,000
Between one to two years	**430,000**	245,000
Between two to five years	**25,000**	405,000
	508,000	740,000

29. NON-CURRENT LIABILITIES

Group

	2003	2002
	HK$'000	*HK$'000*
Deferred taxation *(note (a))*	**88,365**	87,968
Negative goodwill *(note (b))*	**768**	1,400
	89,133	89,368

29. NON-CURRENT LIABILITIES *(Cont'd)*

(a) Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates.

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

The movement in deferred tax assets and liabilities during the year is as follows:

	Deferred tax assets		Deferred tax liabilities		
	Tax losses *HK$'000*	Others *HK$'000*	Accelerated depreciation allowance *HK$'000*	Others *HK$'000*	Total *HK$'000*
At 31st December 2002					
As previously reported	(24,169)	(629)	41,743	5	16,950
Prior year adjustment *(note 1(m))*	—	—	287	70,731	71,018
As restated	(24,169)	(629)	42,030	70,736	87,968
Charged/(credited) to profit and loss account	(5,257)	(191)	2,577	3,268	397
At 31st December 2003	**(29,426)**	**(820)**	**44,607**	**74,004**	**88,365**
At 31st December 2001					
As previously reported	(21,242)	(937)	41,817	5	19,643
Prior year adjustment *(note 1(m))*	—	—	287	66,662	66,949
As restated	(21,242)	(937)	42,104	66,667	86,592
Charged/(credited) to profit and loss account	(2,927)	308	(74)	4,069	1,376
At 31st December 2002	(24,169)	(629)	42,030	70,736	87,968

Deferred taxation assets of HK$84,553,000 (2002: HK$61,733,000) arising from unused tax losses and other temporary differences totaling of HK$458,618,000 (2002: HK$359,526,000) have not been recognised in the accounts. Unused tax losses of HK$401,421,000 (2002: HK$307,356,000) have no expiry date and the balance will expire at various dates up to and including 2009.

29. NON-CURRENT LIABILITIES *(Cont'd)*

(b) Negative goodwill

	2003	2002
	HK$'000	*HK$'000*
Cost at beginning and end of year	**2,663**	2,663
Accumulated amortisation	**(1,895)**	(1,263)
At end of the year	**768**	1,400

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from/(used in) operations

	2003	2002
	HK$'000	*HK$'000*
Operating profit	**145,521**	138,322
Depreciation	**69,280**	62,111
Amortisation of deferred expenditure	**15,675**	14,879
Profit on disposal of listed investments	**(2,372)**	(103)
Loss on disposal of an associated company	**—**	12,658
Unrealised gain of listed investments	**(16,032)**	(950)
Unrealised loss of long-term investments	**2,145**	561
Interest income	**(16,169)**	(10,864)
Interest capitalised on properties under development	**34,396**	65,685
Dividend income from listed investments	**(1,476)**	(856)
Loss/(profit) on sale of property, plant and equipment	**1,349**	(343)
Amortisation of negative goodwill	**(632)**	(631)
Write back provision for development properties	**(8,478)**	(7,726)
Revaluation deficits of investment properties	**12,071**	6,066
Write-back of additional provision for plant and equipment	**—**	(11,303)
Operating profit before working capital changes	**235,278**	267,506
Decrease/(increase) in development properties	**979,295**	(543,328)
(Increase)/decrease in inventories	**(26,091)**	20,454
(Increase)/decrease in debtors and prepayments	**(32,894)**	58,923
Increase in mortgage loans receivable	**(129,983)**	(40,576)
(Decrease)/increase in creditors and accruals	**(29,850)**	30,520
Cash generated from/(used in) operations	**995,755**	(206,501)

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

(b) Analysis of changes in financing

	Share capital and share premium *HK$'000*	Minority interests *HK$'000*	Loans and finance lease obligations *HK$'000*	Total *HK$'000*
At 31st December 2002				
As previously reported	1,006,149	1,102,215	2,643,291	4,751,655
Prior year adjustment *(note 1(m))*	—	(34,430)	—	(34,430)
As restated	1,006,149	1,067,785	2,643,291	4,717,225
Cash inflow/(outflow) from financing	1,121	(151)	(1,008,045)	(1,007,075)
Minority interests' share of other reserves	—	(774)	—	(774)
Minority interests' share of profits	—	17,009	—	17,009
At 31st December 2003	**1,007,270**	**1,083,869**	**1,635,246**	**3,726,385**
At 31st December 2001				
As previously reported	1,003,971	1,071,648	2,060,504	4,136,123
Prior year adjustment *(note 1(m))*	—	(34,430)	—	(34,430)
As restated	1,003,971	1,037,218	2,060,504	4,101,693
Cash inflow from financing	2,178	7,814	582,787	592,779
Minority interests' share of other reserves	—	(57)	—	(57)
Minority interests' share of profits	—	22,810	—	22,810
At 31st December 2002	1,006,149	1,067,785	2,643,291	4,717,225

31. COMMITMENTS

		Group 2003 HK$'000	2002 HK$'000
(a)	Contracted but not provided for		
	Commitments in respect of property developments	**935,850**	699,684
	Commitments in respect of capital expenditure	**51,339**	53,616
	Share of commitments of the jointly controlled entities in respect of property developments	**185,168**	197,691

(b) Operating lease commitments

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	Group 2003 HK$'000	2002 HK$'000
First year	**7,339**	8,199
Second to fifth years inclusive	**23,743**	24,517
After fifth year	**30,638**	38,564
	61,720	71,280

32. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	Group 2003 HK$'000	2002 HK$'000
First year	**26,409**	28,815
Second to fifth years inclusive	**47,350**	55,006
After fifth year	**32,715**	53,878
	106,474	137,699

33. CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and a jointly controlled entity amounting to HK$1,505,277,000 (2002: HK$2,136,836,000) and nil (2002: HK$203,500,000) respectively, of which HK$766,554,000 (2002: HK$1,389,943,000) and nil (2002: HK$68,750,000), respectively, have been utilised.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

34. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions between the Group and related parties, in addition to those disclosed elsewhere in the financial statements which in the opinion of the directors, were carried out in the normal course of business during the year:

(a) Sales of aggregates to an associated company amounted to HK$16,375,000 (2002: HK$26,585,000). These were made at prices and terms no less than those charged to other third party customers of the Group.

(b) Rental income from an associated company amounted to HK$9,691,000 (2002: HK$9,971,000) based on the terms of rental agreement between the parties.

(c) On 22nd July 2002, Brighten Lion Limited, a 67% owned subsidiary, granted a guaranteed unsecured revolving loan facility of HK$330 million to Great Place Developments Limited, a wholly-owned subsidiary. The facility carries interest at the rate of 2.38% per annum over three-month HIBOR, with a maturity of three years and an option to extend the maturity for further one or two years. The maximum loan outstanding during the year was HK$219 million (2002: HK$50 million).

35. POST BALANCE SHEET EVENT

In March 2004, the Group issued convertible bonds in the aggregate of HK$864,260,000, which are listed on the Luxembourg Stock Exchange, at par value. The bonds carry interest at 0.5% per annum and the right to convert, subject to the right of the Group to pay cash in lieu of the shares, into new ordinary shares of HK$0.10 each in the issued share capital of the Company at an initial conversion price of HK$2.25 per share, subject to adjustment, at any time from 23rd April 2004 to 8th March 2009. Unless previously redeemed or converted, the bonds will be redeemed at 91.49% of their principal amount on 23rd March 2009. The Group may, at its option at any time after 6th April 2005 and prior to 23rd March 2009, redeem the bonds in whole or in part, at fixed redemption prices under certain specific circumstances.

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 15th April 2004.

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share/registered capital: Number of ordinary shares	Number of non-voting deferred shares	Par value per share	Effective percentage of equity held by the Group	Principal activities
Directly held by the Company Incorporated in the British Virgin Islands						
				US$		
Sutimar Enterprises Limited	Hong Kong	100	—	1	100	Investment holding
Indirectly held by the Company Incorporated in Hong Kong						
				HK$		
Barichon Limited	Hong Kong	3,000,000	—	1	67	Sale and distribution of concrete pipes
Bright City Development Limited	Hong Kong	2	—	1	100	Property development
Brighten Lion Limited	Hong Kong	2	—	1	67	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	67	Investment holding
Chely Well Limited	Hong Kong	1,000	—	1	65	Investment holding
Chinapex Company Limited	Singapore	1,000	—	10	100	Property investment and development
China Win Enterprise Limited	Hong Kong	5,000,000	—	1	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	67	Investment holding

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Issued share/registered capital: Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Effective percentage of equity held by the Group	Principal activities
Colour Day International Limited	Hong Kong	2	—	1	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	67	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	67	Sale and distribution of concrete pipes
Friendly Star Company Limited	Hong Kong	1,000	—	10	100	Property development
Full Wealth Limited	Hong Kong	2	—	1	100	Property development
Gold Base Limited	Hong Kong	2	—	1	100	Investment holding
Gracerock Limited	Hong Kong	2	—	1	100	Investment holding
Hero Plaza Limited	Hong Kong	2	—	1	100	Property development
Kingrand Limited	Hong Kong	2	—	1	100	Property investment
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	67	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	*Hong Kong*	*2*	*2*	*10*	*67*	*Provision of management services*
K. Wah Construction Materials Limited	Hong Kong	1,258,934,651	—	0.1	67	Investment holding
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	67	Manufacture, sale and distribution of concrete products
K. Wah Management Services Limited	Hong Kong	100	—	100	100	Provision of management services
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	67	Trading
K. Wah Properties Investment Limited	Hong Kong	1,000	—	10	100	Investment holding
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	67	Sale of aggregates
K. Wah Stones (Holdings) Limited	Hong Kong	439,463,724	—	0.2	100	Investment holding
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	67	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	67	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	43	Quarrying
Lightway Limited	Hong Kong	2	2	1	67	Property investment
Lucky Way Investment Limited	Hong Kong	2	—	1	100	Property development
Master Target Limited	Hong Kong	2	—	1	67	Investment holding
Minter Limited	Hong Kong	2	—	1	100	Investment holding
Netrich Limited	Hong Kong	2	—	1	100	Property development
Origin World Limited	Hong Kong	2	—	1	100	Property investment
Perfect Development Limited	Hong Kong	2	—	1	100	Property development
Polynice Limited	Hong Kong	2	—	1	100	Provision of finance
Quanturn Limited	Hong Kong	2	—	1	67	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	67	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	64	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	67	Investment holding
Star Home Limited	Hong Kong	2	—	1	67	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	67	Investment holding
Victory Way Limited	Hong Kong	1,000	—	1	90	Investment holding

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Par value per share	Effective percentage of equity held by the Group	Principal activities
Incorporated in Japan					
			Yen		
Asahi Kohatsu Corporation	*Japan*	*240*	*50,000*	*75*	*Trading*
Incorporated in the British Virgin Islands					
			US$		
All Smart Profits Limited	Hong Kong	10	1	100	Investment holding
Bestfull Profits Limited	Hong Kong	10	1	100	Investment holding
Cyber Point Assets Limited	Hong Kong	10	1	100	Investment holding
Eternal Profits International Limited	*Hong Kong*	*10*	*1*	*67*	*Property investment*
Fairlight Investments Limited	Hong Kong	10	1	67	Investment holding
Greatest Smart Limited	Hong Kong	10	1	100	Investment holding
High Regard Investments Limited	Hong Kong	20	1	67	Investment holding
K. Wah Trading Company Limited	Cook Islands	1	1	67	Trading
Latent Developments Limited	Hong Kong	10	1	67	Investment holding
Ontrack Development Limited	Hong Kong	10	1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	1	67	Investment holding
Prosperous Fields Limited	Hong Kong	10	1	67	Investment holding
Repton Development Limited	Hong Kong	10	1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	1	67	Investment holding
Top Ridge Management Limited	Singapore	10	1	100	Property investment
Woodland Assets Limited	Hong Kong	10	1	67	Investment holding

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	67	Manufacture, sale and distribution of concrete pipes
K. Wah (China) Investment Co., Ltd.	Shanghai	US$30,000,000	100	Investment holding
K. Wah Construction Development Consultancy (Shanghai) Ltd.	Shanghai	US$525,000	100	Provision of consultancy services
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	67	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	67	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	67	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	67	Quarrying
Shanghai Guoguang Real Estate Development Co., Ltd.	Shanghai	US$27,000,000	100	Property development
上海嘉華青松混凝土有限公司	Shanghai	US$2,420,000	67	Manufacture, sale and distribution *of ready-mixed concrete*
深圳嘉華混凝土管樁有限公司	Shenzhen	US$2,100,000	67	Manufacture, sale and distribution of concrete piles
深圳嘉華加氣混凝土有限公司	*Shenzhen*	US$2,700,000	67	*Manufacture, sale and distribution* of autoclaved aerated concrete

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(a) Subsidiaries *(Cont'd)*

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the Group	Principal activities
Cooperative joint venture				
Beijing Shoujia Stone Co. Ltd.	Beijing	US$1,080,000	37	Quarrying
北京嘉華高強混凝土有限公司	Beijing	US$2,450,000	67	Manufacture, sale and distribution of ready-mixed concrete
Hui Cheng Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$200,000,000	90	Property development
K. Wah Materials (Huidong) Ltd.	Huidong	US$2,800,000	67	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	67	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	67	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	40	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB4,400,000	67	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Zhao Real Estate Development Co., Ltd.	Shanghai	US$24,000,000	100	Property development
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	67	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	67	Manufacture, sale and distribution of concrete piles
Yue Hua Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$187,000,000	100	Property development
Equity joint venture				
Jia Hui Da Real Estate Development Co., Ltd. Shanghai	Shanghai	US$30,000,000	36	Property development
Shanghai Ganghui Concrete Co., Ltd	Shanghai	US$4,000,000	40	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	37	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiagangcheng Real Estate Development Co., Ltd.	Shanghai	US$13,000,000	95	Property development
Shanghai Jiashen Real Estate Development Co., Ltd.	Shanghai	US$26,000,000	99	Property development
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	66	Manufacture, sale and distribution of ready-mixed concrete

37. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES *(Cont'd)*

(b) Jointly Controlled Entities

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share *HK$*	Effective percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
Anglers' Bay Property Management Co. Ltd.	Hong Kong	2	1	50	Property management
Golden Famous International Limited	Hong Kong	2	1	25	Property development
International Precast Systems Limited	Hong Kong	22,785,000	1	33	Manufacture, sale and distribution of precast concrete products
Prime Force Limited	Hong Kong	2	1	50	Property development
Top Falcon Limited	Hong Kong	2	1	50	Provision of finance
Incorporated in Mainland China		**Registered capital**			
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	N/A	20	Manufacture, sale and distribution of slag
北京首鋼嘉華建材有限公司	Beijing	RMB50,000,000	N/A	27	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	RMB100,000,000	N/A	34	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Limited.	Shanghai	US$4,000,000	N/A	34	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K. Wah Concrete Co. Ltd.	Maanshan	US$2,450,000	N/A	20	Manufacture, sale and distribution of ready-mixed concrete

(c) Associated Companies

Incorporated in Hong Kong

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share *HK$*	Effective percentage of equity held by the Group	Principal activities
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	10	13	Manufacture, sale and distribution and laying of asphalt

	Type of Property	Gross Floor Area sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
INVESTMENT AND OTHER PROPERTIES						
Singapore						
San Centre, 171 to 187 Chin Swee Road, Singapore *(Note)*	*Office*	5,747	100	2068	*Completed*	*Existing*
Hong Kong						
K. Wah Centre, 28th, 29th and 30th Floors, 191 Java Road, North Point	Office	2,926	100	2106	Completed	Existing
Skyline Commercial Centre, 71, 73, 75 & 77 Wing Lok Street, Sheung Wan	Office/ Commercial	3,894	100	2841	Completed	Existing
Tai Po Town Lot 102, Yim Tin Tsai, Tai Po, N.T.	Industrial	10,750	67	2047	Completed	Existing
Mainland China						
Parkview Place/Parkview Centre, 148 Dongfeng Road West, Guangzhou City, Phase 1	Commercial	3,527	100	2033	Completed	Existing

Note: Floor area of 1,964 sq. metres of San Centre is held for sale.

	Type of Property	Gross Floor Area *sq. metres*	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
DEVELOPMENT PROPERTIES						
Hong Kong						
Grandview Garden, Pau Chung Street, Tokwawan	Commercial	2,621	100	2072	Completed	Existing
Kingsfield Centre, 18–20 Shell Street, North Point	Office	1,873	100	2069	Completed	Existing
The Palace, 83 Broadcast Drive, Kowloon Tong	Residential	1,718	100	2049	Completed	Existing
La Costa 8 Po Tai Street Ma On Shan	Residential	43,485	100	2051	Completed	Existing
Anglers' Bay 18A Castle Peak Road Tsing Lung Tau	Residential	19,430	50	2050	Superstructure	2004
The Cairnhill 108 Route Twisk Tsuen Wan	Residential	92,415	25	2050	Superstructure	2004

	Type of Property	Gross Floor Area *sq. metres*	Group's Interest *%*	Lease Term	Stage of Completion	Estimated Completion Date
DEVELOPMENT PROPERTIES *(Cont'd)*						
Mainland China						
Parkview Place/Parkview Centre, 148 Dongfeng Road West, Guangzhou City						
Phase I	Residential	342	100	2063	Completed	Existing
Phase 2	Residential	1,021	100	2063	Completed	Existing
Phase 3	Residential/ Commercial	3,003	100	2063	Completed	Existing
Songbolang Cun, Dongjing Cun, Xinhua Zhen, Hua Dou City, Guangdong	Mix Use	1,560,780	100	2062	Planning	2004 and beyond
K. Wah Center Lot No. 26, Street No. 6, Huaihai Zhong Road, Xuhui District, Shanghai	Office	75,445	35.75	2043	Construction	2005
Lot A&B, No. 68 Jianguo Xi Road, Xuhui District, Shanghai	Residential	151,556	100	2065	Demolition and relocation	2006
Plot Phase III of Yanjiazhai Jingan District, Shanghai	Residential	113,984	99	2072	Demolition and relocation	2006
Lot No. 701 Guangzhong Road, Zhabei District, Shanghai	Residential	400,000	100	2073	Foundation	End of 2005 (Phase 1)

	物業類型	樓面面積 平方米	集團權益 百分比	批租期	完成階段	預算 落成日期
發展物業(續)						
中國內地						
廣州市 東風西路148號 嘉和苑						
第一期	住宅	342	100	2063	已落成	現有
第二期	住宅	1,021	100	2063	已落成	現有
第三期	住宅／商業	3,003	100	2063	已落成	現有
廣州市花都區 新華鎮東鏡村地塊	綜合	1,560,780	100	2062	籌劃階段	2004 及之後
上海市 徐匯區淮海中路6街坊 26號地塊上海嘉華中心	寫字樓	75,445	35.75	2043	施工階段	2005
上海市 徐匯區建國西路68號 A、B地塊	住宅	151,556	100	2065	拆遷階段	2006
上海市 靜安區嚴家宅三期地塊	住宅	113,984	99	2072	拆遷階段	2006
上海市 閘北區廣中路701號地塊	住宅	400,000	100	2073	地基工程	2005年底 (第一期)

	物業類型	樓面面積 *平方米*	集團權益 *百分比*	批租期	完成階段	預算 落成日期
發展物業						
香港						
土瓜灣炮仗街嘉景花園商場	商業	2,621	100	2072	已落成	現有
北角蜆殼街18－20號嘉昌商業中心	寫字樓	1,873	100	2069	已落成	現有
九龍塘廣播道83號嘉皇臺	住宅	1,718	100	2049	已落成	現有
沙田馬鞍山保泰街8號嘉華星濤灣	住宅	43,485	100	2051	已落成	現有
青山公路青龍頭段18A海雲軒	住宅	19,430	50	2050	上蓋工程	2004
荃灣荃錦公路108號朗逸峰	住宅	92,415	25	2050	上蓋工程	2004

	物業類型	樓面面積 *平方米*	集團權益 *百分比*	批租期	完成階段	預算 落成日期
投資及其他物業						
新加坡						
新加坡振瑞路 171－187號新生商業中心（註）	寫字樓	5,747	100	2068	已落成	現有
香港						
北角渣華道191號 嘉華國際中心 二十八樓、二十九樓 及三十樓	寫字樓	2,926	100	2106	已落成	現有
上環永樂街71號、73號、 75號及77號 嘉匯商業中心	寫字樓／ 商業	3,894	100	2841	已落成	現有
大埔鹽田仔 大埔市102號地段	工業	10,750	67	2047	已落成	現有
中國內地						
廣州市 東風西路148號 嘉和苑 第一期	商業	3,527	100	2033	已落成	現有

註：新生商業中心樓面面積1,964平方米作出售用

37. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
海雲軒物業管理有限公司	香港	2	1	50	物業管理
金輝美國際有限公司	香港	2	1	25	物業發展
環球預製建築系統有限公司	香港	22,785,000	1	33	製造、銷售及分銷預製混凝土產品
弘雄有限公司	香港	2	1	50	物業發展
高暐有限公司	香港	2	1	50	提供財務服務
在中國內地註冊成立		**註冊資本**			
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	不適用	20	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	不適用	27	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州	人民幣100,000,000	不適用	34	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	美元4,000,000	不適用	34	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	不適用	20	製造、銷售及分銷預拌混凝土

(c) 聯營公司

公司名稱	主要經營地區	發行股本 普通股股數	每股面值 港元	集團持有股權百分比	主要業務
在香港註冊成立					
泰瑪士柏油香港有限公司	香港	1,100,000	10	13	製造、銷售及分銷與鋪蓋瀝青

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
合作合營企業				
北京首嘉石業有限公司	北京	美元1,080,000	37	石礦採石
北京嘉華高強混凝土有限公司	北京	美元2,450,000	67	製造、銷售及分銷預拌混凝土
廣洲匯城房地產開發有限公司	廣州	港元200,000,000	90	物業發展
惠東嘉華材料有限公司	惠東	美元2,800,000	67	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	67	製造、銷售及分銷預拌混凝土
上海北蔡混凝土有限公司	上海	人民幣31,500,000	67	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	40	製造、銷售及分銷預拌混凝土
上海嘉申混凝土有限公司	上海	人民幣4,400,000	67	製造、銷售及分銷預拌混凝土
上海嘉兆房地產開發經營有限公司	上海	美元24,000,000	100	物業發展
上海嘉華混凝土有限公司	上海	人民幣10,000,000	67	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	67	製造、銷售及分銷混凝土管樁
廣州市越華房地產發展有限公司	廣州	港元187,000,000	100	物業發展
合資經營企業				
上海嘉匯達房地產開發經營有限公司	上海	美元30,000,000	36	物業發展
上海港匯混凝土有限公司	上海	美元4,000,000	40	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	37	製造、銷售及分銷預拌混凝土
上海嘉港城房地產開發經營有限公司	上海	美元13,000,000	95	物業發展
上海嘉申房地產開發經營有限公司	上海	美元26,000,000	99	物業發展
上海信財混凝土有限公司	上海	美元2,100,000	66	製造、銷售及分銷預拌混凝土

37. 主要附屬公司、共同控制實體及聯營公司*(續)*

(a) 附屬公司*(續)*

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值	集團持有股權百分比	主要業務
在日本註冊成立					
			日圓		
Asahi Kohatsu Corporation	日本	240	50,000	75	貿易
在英屬處女群島註冊成立					
			美元		
All Smart Profits Limited	香港	10	1	100	投資控股
Bestfull Profits Limited	香港	10	1	100	投資控股
Cyber Point Assets Limited	香港	10	1	100	投資控股
Eternal Profits International Limited	香港	10	1	67	物業投資
Fairlight Investments Limited	香港	10	1	67	投資控股
Greatest Smart Limited	香港	10	1	100	投資控股
High Regard Investments Limited	香港	20	1	67	投資控股
K. Wah Trading Company Limited	科克群島	1	1	67	貿易
Latent Developments Limited	香港	10	1	67	投資控股
Ontrack Developments Limited	香港	10	1	100	投資控股
Profit Access Investments Limited	香港	10	1	67	投資控股
Prosperous Fields Limited	香港	10	1	67	投資控股
Repton Developments Limited	香港	10	1	100	投資控股
Taksin Profits Limited	香港	17	1	67	投資控股
Top Ridge Management Limited	新加坡	10	1	100	物業投資
Woodland Assets Limited	香港	10	1	67	投資控股

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品(深圳)有限公司	深圳	港元10,000,000	67	製造、銷售及分銷混凝土管筒
嘉華(中國)投資有限公司	上海	美元30,000,000	100	投資控股
嘉華建設專業顧問(上海)有限公司	上海	美元525,000	100	提供顧問服務
嘉華建築制品(深圳)有限公司	深圳	美元1,290,000	67	製造、銷售及分銷混凝土管筒
嘉華咨詢(廣州)有限公司	廣州	港元1,560,000	67	提供管理服務
嘉華咨詢(上海)有限公司	上海	美元350,000	67	提供管理服務
嘉華石礦(湖州)有限公司	湖州	美元4,250,000	67	石礦採石
上海國廣房地產經營有限公司	上海	美元27,000,000	100	物業發展
上海嘉華青松混凝土有限公司	上海	美元2,420,000	67	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	67	製造、銷售及分銷混凝土管樁
深圳嘉華加氣混凝土有限公司	深圳	美元2,700,000	67	製造、銷售及分銷加氣混凝土產品

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本/註冊資本 普通股股數	無投票權遞延股股數	每股面值 港元	集團持有股權百分比	主要業務
彩虹日國際有限公司	香港	2	—	1	100	投資控股
Construction Materials Limited	香港	30,000	—	10	67	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	67	銷售及分銷混凝土管筒
Friendly Star Company Limited	香港	1,000	—	10	100	物業發展
迎豐有限公司	香港	2	—	1	100	物業發展
輝礎有限公司	香港	2	—	1	100	投資控股
鉅樂有限公司	香港	2	—	1	100	投資控股
雄合有限公司	香港	2	—	1	100	物業發展
興弘有限公司	香港	2	—	1	100	物業投資
嘉華混凝土有限公司	香港	2	1,000	100	67	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	67	提供管理服務
嘉華建材有限公司	香港	1,258,934,651	—	0.1	67	投資控股
嘉華建築材料有限公司	香港	2	1,000	100	67	製造、銷售及分銷混凝土產品
嘉華企業管理有限公司	香港	100	—	100	100	提供管理服務
嘉華材料有限公司	香港	28,080,002	—	1	67	貿易
嘉華房產投資有限公司	香港	1,000	—	10	100	投資控股
嘉華石礦有限公司	香港	2	100,000	100	67	經銷石料
嘉華石業(集團)有限公司	香港	439,463,724	—	0.2	100	投資控股
嘉華石業(珠海)有限公司	珠海	2	1,000	10	67	石礦採石
嘉華拓展有限公司	香港	2	2	10	67	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	43	石礦採石
禮榮有限公司	香港	2	2	1	67	物業投資
兆途投資有限公司	香港	2	—	1	100	物業發展
匯達通有限公司	香港	2	—	1	67	投資控股
銘泰有限公司	香港	2	—	1	100	投資控股
富網有限公司	香港	2	—	1	100	物業發展
世源基業有限公司	香港	2	—	1	100	物業投資
佳越發展有限公司	香港	2	—	1	100	物業發展
寶力有限公司	香港	2	—	1	100	提供財務服務
貴通有限公司	香港	2	—	1	67	設備租賃
彩城有限公司	香港	2	—	1	67	投資控股
彩誌有限公司	香港	100	—	1	64	投資控股
彩域有限公司	香港	2	—	1	67	投資控股
星圍有限公司	香港	2	—	1	67	投資控股
Triconville Investments Limited	香港	10	—	1	67	投資控股
宏途有限公司	香港	1,000	—	1	90	投資控股

34. 有關連人士交易

除於賬目中其他章節所披露外，本年度集團與有關連人士於董事認為集團正常業務範圍內進行之重大交易摘錄如下：

(a) 出售石料予聯營公司合計為港幣16,375,000元(二零零二年：港幣26,585,000元)，該項交易是按不低於向集團其他第三方顧客所訂立之價格條款進行。

(b) 根據與聯營公司之租務協議條款收取租金為港幣9,691,000元(二零零二年：港幣9,971,000元)。

(c) 於二零零二年七月二十二日，持有67%權益之附屬公司輝亨有限公司向全資附屬公司 Great Place Developments Limited 批出港幣330,000,000元之有擔保無抵押循環備用貸款。貸款年息率為三個月香港銀行同業拆息加2.38厘，備用貸款年期為三年，並可延期一或兩年。年內動用之最高貸款額為港幣219,000,000元(二零零二年：港幣50,000,000元)。

35. 結算日後事項

本集團於二零零四年三月按面值發行一批面值港幣864,260,000元、已在盧森堡證券交易所上市之可換股債券。該債券附有年利息0.5%，並可於二零零四年四月二十三日至二零零九年三月八日內，按初步換股價每股港幣2.25元(可予調整)轉換為本公司面值港幣0.1元之普通股。惟本集團有權選擇以現金支付相等於現金交收款額。除非事前已贖回或轉換，否則該等債券於二零零九年三月二十三日到期並以本金額之91.49%贖回。此外，本集團可於二零零五年四月六日或其後任何時間但於二零零九年三月二十三日前，按有關條款及金額贖回全部或部份之債券。

36. 賬目之批準

賬目已獲董事會於二零零四年四月十五日批准。

37. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	發行股本／註冊資本 普通股股數	發行股本／註冊資本 無投票權遞延股股數	每股面值	集團持有股權百分比	主要業務
本公司直接全資擁有 在英屬處女群島註冊成立						
				美元		
Sutimar Enterprises Limited	香港	100	—	1	100	投資控股
本公司間接持有 在香港註冊成立						
				港元		
百利昌有限公司	香港	3,000,000	—	1	67	銷售及分銷混凝土管筒
彩都發展有限公司	香港	2	—	1	100	物業發展
輝亨有限公司	香港	2	—	1	67	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	67	投資控股
志惠有限公司	香港	1,000	—	1	65	投資控股
華繼有限公司	新加坡	1,000	—	10	100	物業投資及發展
華中企業有限公司	香港	5,000,000	—	1	100	投資控股
城輝亞洲有限公司	香港	10	—	1	67	投資控股

31. 承擔

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
(a) 已簽約但未撥備		
物業發展支出承擔	**935,850**	699,684
資本支出承擔	**51,339**	53,616
分擔共同控制實體之物業發展支出承擔	**185,168**	197,691

(b) 營業租約承擔

根據土地及樓房之不可撤銷營業租約而須於下列期間支付之最低租金費用如下：

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
第一年內	**7,339**	8,199
第二至第五年內	**23,743**	24,517
五年後	**30,638**	38,564
	61,720	71,280

32. 經營租約收入

根據土地及樓房之不可撤銷經營租約而可於下列期間收取之最低租金收入如下：

	集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
第一年內	**26,409**	28,815
第二至五年內	**47,350**	55,006
五年後	**32,715**	53,878
	106,474	137,699

33. 或然負債

本公司已就若干附屬公司及一共同控制實體取得之信貸額分別為港幣1,505,277,000元（二零零二年：港幣2,136,836,000元）及無（二零零二年：港幣203,500,000元）向銀行及財務機構出具擔保。於二零零三年十二月三十一日已動用之信貸額分別為港幣766,554,000元（二零零二年：港幣1,389,943,000元）及無（二零零二年：港幣68,750,000元）。

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

30. 綜合現金流量表附註(續)

(b) 融資活動分析

	股本及股份溢價 港幣千元	少數股東權益 港幣千元	借款及財務租約承擔 港幣千元	總額 港幣千元
二零零二年十二月三十一日				
如前呈報	1,006,149	1,102,215	2,643,291	4,751,655
往年度調整(附註1(m))	—	(34,430)	—	(34,430)
重列	1,006,149	1,067,785	2,643,291	4,717,225
來自融資之現金(流出)/流入	1,121	(151)	(1,008,045)	(1,007,075)
少數股東應佔其他儲備	—	(774)	—	(774)
少數股東應佔溢利	—	17,009	—	17,009
二零零三年十二月三十一日	**1,007,270**	**1,083,869**	**1,635,246**	**3,726,385**
二零零一年十二月三十一日				
如前呈報	1,003,971	1,071,648	2,060,504	4,136,123
往年度調整(附註1(m))	—	(34,430)	—	(34,430)
重列	1,003,971	1,037,218	2,060,504	4,101,693
來自融資之現金流入	2,178	7,814	582,787	592,779
少數股東應佔其他儲備	—	(57)	—	(57)
少數股東應佔溢利	—	22,810	—	22,810
二零零二年十二月三十一日	1,006,149	1,067,785	2,643,291	4,717,225

29. 非流動負債（續）

(b) 負商譽

	二零零三年 港幣千元	二零零二年 港幣千元
年初及年末成本值	**2,663**	2,663
累計攤銷	**(1,895)**	(1,263)
年末	**768**	1,400

30. 綜合現金流量表附註

(a) 經營溢利與來自／（用於）經營業務之現金對賬表

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利	**145,521**	138,322
折舊費用	**69,280**	62,111
遞延支出攤銷	**15,675**	14,879
出售上市證券投資之溢利	**(2,372)**	(103)
出售聯營公司之虧損	**—**	12,658
上市證券投資未變現收益	**(16,032)**	(950)
長期投資未變現虧損	**2,145**	561
利息收入	**(16,169)**	(10,864)
撥作興建中物業成本之利息	**34,396**	65,685
上市證券投資所得股息	**(1,476)**	(856)
出售物業、機器及設備虧損／（收益）	**1,349**	(343)
負商譽之攤銷	**(632)**	(631)
發展物業減值準備撥回	**(8,478)**	(7,726)
投資物業重估減值	**12,071**	6,066
撥回機器及設備額外準備	**—**	(11,303)
營運資產變動前之經營溢利	**235,278**	267,506
發展物業減少／（增加）	**979,295**	(543,328)
存貨（增加）／減少	**(26,091)**	20,454
應收賬款及預付款（增加）／減少	**(32,894)**	58,923
按揭貸款賬款增加	**(129,983)**	(40,576)
應付賬款及應計費用（減少）／增加	**(29,850)**	30,520
來自／（用於）經營業務之現金	**995,755**	(206,501)

29. 非流動負債(續)

(a) 遞延稅項

遞延稅項根據負債法採用集團營運國家之適用稅率就短期時差價全數計算。

當有法定權利可將現有稅項資產與現有稅務負債抵銷而遞延稅項涉及同一財政機關，則可將遞延稅項資產與遞延稅項負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

遞延稅項資產及負債之變動如下：

	遞延稅項資產		遞延稅項負債		
	稅務虧損	其他	加速折舊免稅額	其他	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零二年十二月三十一日					
如前呈報	(24,169)	(629)	41,743	5	16,950
往年度調整(註1(m))	—	—	287	70,731	71,018
重列	(24,169)	(629)	42,030	70,736	87,968
在損益賬扣除／(貸款)	(5,257)	(191)	2,577	3,268	397
於二零零三年十二月三十一日	**(29,426)**	**(820)**	**44,607**	**74,004**	**88,365**
於二零零一年十二月三十一日					
如前呈報	(21,242)	(937)	41,817	5	19,643
往年度調整(註1(m))	—	—	287	66,662	66,949
重列	(21,242)	(937)	42,104	66,667	86,592
在損益賬扣除／(貸款)	(2,927)	308	(74)	4,069	1,376
於二零零二年十二月三十一日	(24,169)	(629)	42,030	70,736	87,968

未用稅損及其他時間性差異合共港幣458,618,000元(二零零二年：港幣359,526,000元)產生之遞延稅項資產港幣84,553,000元(二零零二年：港幣61,733,000元)並無在賬目中確認。未用稅損港幣401,421,000元(二零零二年：港幣307,356,000元)並無到期日，而其餘將於二零零九年或以前之多個日期到期。

28. 長期負債 *(續)*

集團 *(續)*

銀行借款還款期如下：

	二零零三年 港幣千元	二零零二年 港幣千元
一年內	**156,078**	693,469
第二年	**735,969**	756,206
第三年至第五年	**566,215**	1,044,710
	1,458,262	2,494,385

公司

	二零零三年 港幣千元	二零零二年 港幣千元
銀行借款 — 沒有抵押	**508,000**	740,000
列為流動負債之現期部份	**(53,000)**	(90,000)
	455,000	650,000

銀行借款還款期如下：

	二零零三年 港幣千元	二零零二年 港幣千元
一年內	**53,000**	90,000
第二年	**430,000**	245,000
第三年至第五年	**25,000**	405,000
	508,000	740,000

29. 非流動負債

集團

	二零零三年 港幣千元	二零零二年 港幣千元
遞延税項(註(a))	**88,365**	87,968
負商譽(註(b))	**768**	1,400
	89,133	89,368

27. 儲備(續)

(b) 公司

	股份溢價	盈餘貢獻	股本贖回儲備	盈餘儲備	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零二年十二月三十一日	814,194	213,560	13	866,987	1,894,754
發行股份溢價	883	—	—	—	883
發行代息股份	(5,604)	—	—	—	(5,604)
發行代息股份所產生之儲備	—	—	—	43,324	43,324
本年度溢利	—	—	—	69,377	69,377
二零零二年末期股息	—	—	—	(38,412)	(38,412)
二零零三年中期股息	—	—	—	(19,630)	(19,630)
二零零三年十二月三十一日	**809,473**	**213,560**	**13**	**921,646**	**1,944,692**
二零零一年十二月三十一日	816,896	213,560	13	818,056	1,848,525
發行股份溢價	1,674	—	—	—	1,674
發行代息股份	(4,376)	—	—	—	(4,376)
發行代息股份所產生之儲備	—	—	—	26,250	26,250
本年度溢利	—	—	—	79,158	79,158
二零零一年末期股息	—	—	—	(37,513)	(37,513)
二零零二年中期股息	—	—	—	(18,964)	(18,964)
二零零二年十二月三十一日	814,194	213,560	13	866,987	1,894,754

根據百慕達一九八一年公司法「經修訂」，於二零零三年十二月三十一日，本公司之可分派儲備為港幣1,135,206,000元(二零零二年：港幣1,080,547,000元)。

28. 長期負債

集團

	二零零三年	二零零二年
	港幣千元	*港幣千元*
銀行借款		
有抵押	**707,332**	1,330,417
沒有抵押	**750,930**	1,163,968
	1,458,262	2,494,385
列為流動負債之現期部份	**(156,078)**	(693,469)
	1,302,184	1,800,916

27. 儲備

(a) 集團

	股份溢價 港幣千元	盈餘貢獻 港幣千元	股本贖回儲備 港幣千元	資本儲備 港幣千元	房地產重估儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
二零零二年十二月三十一日							
如前呈報	814,194	99,089	13	34,188	68,037	1,256,179	2,271,700
往年度調整(附註1(m))	—	—	—	—	—	(37,721)	(37,721)
重列	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
兌滙率調整	—	—	—	—	—	(1,030)	(1,030)
發行股份溢價	883	—	—	—	—	—	883
發行代息股份	(5,604)	—	—	—	—	—	(5,604)
發行代息股份所產生之儲備	—	—	—	—	—	43,324	43,324
本年度溢利	—	—	—	—	—	120,380	120,380
二零零二年末期股息	—	—	—	—	—	(38,412)	(38,412)
二零零三年中期股息	—	—	—	—	—	(19,630)	(19,630)
二零零三年十二月三十一日	**809,473**	**99,089**	**13**	**34,188**	**68,037**	**1,323,090**	**2,333,890**
保留於：							
本公司及附屬公司	809,473	99,089	13	34,188	68,037	1,295,697	2,306,497
共同控制實體	—	—	—	—	—	8,929	8,929
聯營公司	—	—	—	—	—	18,464	18,464
	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
二零零一年十二月三十一日							
如前呈報	816,896	99,089	13	34,188	68,037	1,178,772	2,196,995
往年度調整(附註1(m))	—	—	—	—	—	(33,652)	(33,652)
重列	816,896	99,089	13	34,188	68,037	1,145,120	2,163,343
兌滙率調整	—	—	—	—	—	1,231	1,231
發行股份溢價	1,674	—	—	—	—	—	1,674
發行代息股份	(4,376)	—	—	—	—	—	(4,376)
發行代息股份所產生之儲備	—	—	—	—	—	26,250	26,250
本年度溢利	—	—	—	—	—	102,334	102,334
二零零一年末期股息	—	—	—	—	—	(37,513)	(37,513)
二零零二年中期股息	—	—	—	—	—	(18,964)	(18,964)
二零零二年十二月三十一日	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
保留於：							
本公司及附屬公司	814,194	99,089	13	34,188	68,037	1,235,809	2,251,330
共同控制實體	—	—	—	—	—	(34,945)	(34,945)
聯營公司	—	—	—	—	—	17,594	17,594
	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979

26. 認股權計劃 *(續)*

(c) 尚未行使之認股權

行使期限	每股行使價	認股權數目	
		二零零三年	二零零二年
	港幣		
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5586	**3,400,000**	3,400,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**4,790,000**	4,790,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**7,691,000**	—
其他			
一九九九年五月二十日至二零零八年五月十九日	0.5586	**3,179,000**	4,122,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**3,944,000**	5,229,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**9,763,000**	—
二零零三年十二月三十日至二零一三年十二月二十九日	1.3000	**7,000,000**	—
		39,767,000	17,541,000

26. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。根據認股權計劃，認股權將授予本公司或其聯屬公司之董事、高級行政人員或僱員及其他合資格承受人。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

	二零零三年	二零零二年
年初	**17,541,000**	22,582,000
授出 *(附註(a))*	**24,754,000**	—
已行使 *(附註(b))*	**(2,528,000)**	(5,041,000)
年末 *(附註(c))*	**39,767,000**	17,541,000

(a) 授出之認股權

於二零零三年二月二十八日及二零零三年十二月二十九日，可認購17,754,000及7,000,000股之認股權已授予本公司或其聯屬公司之董事、顧問及僱員，行使價分別為港幣0.72元及港幣1.30元，並將於二零一三年二月二十八日及二零一三年十二月二十九日屆滿。在年內授出之認股權已收代價為港幣65元(二零零二年：無)。

(b) 已行使認股權

行使日期	**行使價** *港幣*	**股數**
二零零三年一月二十二日	0.3600	200,000
二零零三年一月二十二日	0.5586	133,000
二零零三年三月三日	0.3600	250,000
二零零三年三月四日	0.3600	200,000
二零零三年三月二十八日	0.3600	100,000
二零零三年四月四日	0.5586	160,000
二零零三年九月十八日	0.3600	100,000
二零零三年十月二日	0.5586	100,000
二零零三年十月二十三日	0.5586	300,000
二零零三年十月二十三日	0.3600	435,000
二零零三年十月二十三日	0.7200	300,000
二零零三年十二月十二日	0.5586	100,000
年內發行股份之總數		2,378,000
二零零三年十二月三十一日	0.5586	150,000*
		2,528,000

* 股份於二零零四年一月十九日發行。

24. 應付賬款及應計費用

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
貿易應付賬款	**296,370**	322,106	—	—
其他應付賬款	**86,948**	87,683	**1,673**	1,615
應計費用	**95,806**	102,017	**198**	1,763
已收按金	**14,531**	11,699	—	—
	493,655	523,505	**1,871**	3,378

本集團之貿易應付賬款依發票日期計算之賬齡分析如下：

	二零零三年	二零零二年
	港幣千元	港幣千元
1個月內	**234,086**	174,554
2個月至3個月	**39,129**	124,735
4個月至6個月	**9,661**	9,324
6個月以上	**13,494**	13,493
	296,370	322,106

25. 股本

公司

	二零零三年		二零零二年	
	每股面值港幣一角之普通股	**港幣千元**	每股面值港幣一角之普通股	港幣千元
法定：				
年初及年末	**3,888,000,000**	**388,800**	3,888,000,000	388,800
發行及繳足：				
年初	**1,919,545,431**	**191,955**	1,870,745,070	187,075
行使認股權	**2,378,000**	**238**	5,041,000	504
發行以股代息股份	**56,045,317**	**5,604**	43,759,361	4,376
年末	**1,977,968,748**	**197,797**	1,919,545,431	191,955

21. 應收賬款及預付款

	集團		公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
貿易應收賬款	**379,975**	358,434	—	—
其他應收賬款	**134,847**	108,001	—	—
預付款	**39,662**	55,155	**729**	630
	554,484	521,590	**729**	630

集團實行之信貸政策依從當地有關行業之標準。給予在香港之客戶之信用期限平均一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

下列為集團之貿易應收賬款依發票日期計算及扣除呆壞賬之撥備後之賬齡分析：

	二零零三年	二零零二年
	港幣千元	*港幣千元*
1個月內	**148,678**	162,881
2個月至3個月	**151,263**	131,538
4個月至6個月	**57,813**	50,709
6個月以上	**22,221**	13,306
	379,975	358,434

22. 其他投資

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
香港上市證券投資	**29,352**	10,200
非上市投資	**52,204**	52,204
	81,556	62,404

23. 現金及銀行結餘

現金及銀行結餘中包括港幣146,628,000元(二零零二年：港幣206,147,000元)，只可用於繳付若干發展物業之建築工程費用。

18. 其他非流動資產（續）

(a) 遞延應收賬款為借予承包商款項，墊款由承包者之資產作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零八年止。遞延應收賬款之流動部份已包括在其他應收賬款內。

(b) 按揭貸款是借予購買本集團物業之買方及以物業作第二抵押之擔保。按揭貸款之現期部份，已包括於其他應收賬款內。

19. 發展物業

集團

	已落成 港幣千元	興建中 港幣千元	總額 港幣千元
成本，減準備	342,101	2,166,987	2,509,088
一九九零年專業估值	10,254	—	10,254
二零零三年十二月三十一日	**352,355**	**2,166,987**	**2,519,342**
二零零二年十二月三十一日	1,075,233	2,414,926	3,490,159

香港之中期租約土地及樓房於一九九零年三月三十一日由獨立專業測計師仲量聯行根據公開市值作出重估。

20. 存貨

	集團	
	二零零三年 港幣千元	二零零二年 港幣千元
石料及沙	**24,820**	7,653
混凝土管筒及磚	**8,723**	4,952
水泥	**4,813**	6,598
零件	**22,861**	19,857
雜項存貨	**7,499**	3,565
	68,716	42,625

以可變現淨值列賬之存貨之賬面值合共港幣1,809,000元（二零零二年：港幣1,572,000元）。

16. 共同控制實體

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
所佔之資產淨值	**194,638**	112,259
應收貸款	**246,848**	334,489
應收賬款	**95,544**	89,960
	537,030	536,708

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。應收賬款為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之共同控制實體，資料詳見附註37(b)。

17. 聯營公司

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
所佔之資產淨額	**16,098**	15,244

董事會認為對集團業績或資產淨值有重大影響之聯營公司，資料詳見附註37(c)。

18. 其他非流動資產

	集團	
	二零零三年	二零零二年
	港幣千元	*港幣千元*
遞延支出		
清除表土費用	**114,366**	111,564
石礦場發展費用	**13,421**	11,452
	127,787	123,016
遞延應收賬款 *(附註(a))*	**8,147**	11,020
按揭貸款 *(附註(b))*	**192,500**	62,517
長期投資		
於香港上市	**2,487**	2,487
非上市	**102,306**	104,451
	433,227	303,491
上市長期投資市值	**736**	1,346

14. 租約房地產

集團

	位於香港 港幣千元	位於海外 港幣千元	**二零零三年 總額 港幣千元**	二零零二年 總額 港幣千元
長期批租				
成本	113,741	2,495	**116,236**	119,587
中期批租				
成本	28,935	29,047	**57,982**	55,230
一九九零年專業估值	250,062	—	**250,062**	250,062
	392,738	31,542	**424,280**	424,879

香港之中期批租房地產於一九九零年三月三十一日由獨立專業測計師仲量聯行採用公開市值基準作出重估。根據香港會計實務準則第17號「物業、機器及設備」第80段，本集團日後無需重估此等物業。假若此等物業以原值列賬，則其賬面值為港幣163,203,000元(二零零二年：港幣166,955,000元)。

15. 附屬公司

	公司 二零零三年 港幣千元	公司 二零零二年 港幣千元
非上市股份，成本值	**259,561**	259,561
應收貸款	**586,000**	828,000
應收賬款	**1,855,825**	1,801,671
	2,701,386	2,889,232

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。應收賬款為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之附屬公司，資料詳見附註37(a)。

13. 物業、機器及設備

集團

	租約土地及樓房 港幣千元	投資物業 港幣千元	廠場機器 港幣千元	其他資產 港幣千元	總額 港幣千元
成本或估值					
二零零二年十二月三十一日	424,879	320,975	621,718	275,101	1,642,673
添置	5,246	—	65,723	62,743	133,712
出售	(5,845)	—	(18,918)	(20,543)	(45,306)
重估虧損	—	(12,071)	—	—	(12,071)
二零零三年十二月三十一日	424,280	308,904	668,523	317,301	1,719,008
累積折舊					
二零零二年十二月三十一日	52,950	—	339,569	158,234	550,753
本年折舊	8,042	—	37,926	23,312	69,280
出售	(1,247)	—	(17,072)	(18,902)	(37,221)
二零零三年十二月三十一日	59,745	—	360,423	162,644	582,812
賬面淨值					
二零零三年十二月三十一日	**364,535**	**308,904**	**308,100**	**154,657**	**1,136,196**
二零零二年十二月三十一日	371,929	320,975	282,149	116,867	1,091,920

(a) 租約土地及樓房按成本或估值減折舊列賬，詳情見附註14。海外之長期租約投資物業於二零零三年十二月三十一日由獨立專業測計師 CB Richard Ellis (Pte) Ltd. 採用公開市值基準重估為港幣93,904,000元。海外之中期租約投資物業於二零零三年十二月三十一日由獨立專業測計師 Knight Frank Hong Kong Limited 採用公開市值基準重估為港幣53,000,000元。香港之長期租約投資物業於二零零三年十二月三十一日由獨立專業測計師第一太平戴維斯香港有限公司採用公開市值基準重估為港幣120,000,000元。香港之中期租約投資物業於二零零三年十二月三十一日由獨立專業估值師威格斯香港有限公司採用公開市值基準重估為港幣42,000,000元。

(b) 賬面值港幣266,904,000元(二零零二年：港幣225,975,000元)的投資物業及賬面值港幣290,082,000元(二零零二年：港幣295,904,000元)的租約土地及樓房已抵押予銀行作為集團信貸的擔保。

(c) 其他資產包括躉船、傢俬及設備、租賃物業裝修及汽車。

(d) 除上文(a)所述之物業外，其他資產乃按成本列賬。

10. 股東應佔溢利

計入本公司賬目之股東應佔溢利為港幣69,377,000元(二零零二年：港幣79,158,000元)。

11. 股息

	二零零三年 港幣千元	二零零二年 港幣千元
中期以股代息附現金選擇權，每股港幣1仙(二零零二年：1仙)	**19,630**	18,964
建議末期以股代息附現金選擇權，每股港幣2仙(二零零二年：2仙)	**39,623**	38,412
	59,253	57,376
部份股息以現金支付，詳細資料如下：		
中期	**4,531**	7,555
末期	—	10,187
	4,531	17,742

董事會建議派發截至二零零三年末期股息以股代息附現金選擇權，每股港幣2仙(二零零二年：港幣2仙)。此項股息將於截至二零零四年度列作盈餘儲備分派。

12. 每股盈利

每股基本盈利乃按股東應佔溢利港幣120,380,000元(二零零二年：港幣102,334,000元)及年度已發行股份之加權平均數1,944,096,000股(二零零二年：1,888,664,000股)計算。

每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權對每股盈利並沒有攤薄之影響。

9. 稅項

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司：		
香港利得稅	**27,396**	3,301
海外稅項	**7,085**	6,092
遞延稅項 *(附註29(a))*	**397**	1,376
	34,878	10,769
共同控制實體		
香港利得稅	**8,839**	—
海外稅項	**848**	558
遞延稅項	**1,122**	—
聯營公司		
香港利得稅	**144**	38
	45,831	11,365

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依百分之十七點五（二零零二年：百分之十六）稅率提撥。於海外經營業務產生之應課稅溢利乃按有關國家適用之稅率作出準備。

本集團除稅前溢利之稅項與採用稅率而計算之理論稅款有異，詳情如下：

	二零零三年 港幣千元	二零零二年 港幣千元
稅前盈利	**183,220**	136,509
按適用稅率之稅項	**30,408**	14,019
稅務減免之收入	**(15,260)**	(6,284)
毋須課稅之收入	**(6,710)**	(15,151)
不可扣稅之支出	**14,557**	15,132
使用先前未確認之稅務虧損	**(7,862)**	(9,039)
未確認之稅務虧損	**29,311**	12,605
往年度準備(剩餘)／不足	**(32)**	83
增加稅率	**1,419**	—
稅項支出	**45,831**	11,365

7. 管理人員酬金

於本集團五名最高酬金人士中包括二名(二零零二年：三名)董事，其酬金亦已在附註6中反映。餘下三名(二零零二年：二名)人士之酬金如下：

	二零零三年 港幣千元	二零零二年 港幣千元
薪金及其他酬金	**6,160**	3,868
退休福利	**466**	287
	6,626	4,155

支付予管理人員之酬金組別如下：

	僱員人數 二零零三年	僱員人數 二零零二年
港幣1,500,001元至港幣2,000,000元	—	1
港幣2,000,001元至港幣2,500,000元	**3**	1
	3	2

8. 退休福利計劃

本集團根據職業退休計劃條例及強積金條例，在香港設有兩種界定供款計劃。兩種計劃之所有資產由獨立基金管理，並與本集團之資產分開持有。強積金供款根據強積金條例執行，而職業退休計劃之供款則為僱員基本薪金之5%至10%(視乎有關僱員之服務年資而定)減去相關之強積金強制性供款。倘僱員在享有僱主供款利益之全數前退出職業退休計劃，所沒收之供款可用以扣減本集團向該計劃之供款。

本集團亦為其在中國內地員工根據各省及市政府法規而制訂之退休福利計劃供款，每月供款額為僱員基本工資之8%至22.5%。除以上供款外，集團沒有額外為各僱員就養老及退休福利計劃供款。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額港幣17,077,000元(二零零二年：港幣12,624,000元)，減除沒收之供款港幣264,000元(二零零二年：港幣379,000元)，剩餘港幣112,000元(二零零二年：港幣123,000元)於結算日可用作扣減未來的供款。

5. 財務費用

	二零零三年 港幣千元	二零零二年 港幣千元
利息支出		
銀行貸款及透支	**51,540**	74,302
需於五年內全部償還之財務租賃承擔	**—**	2
	51,540	74,304
資本化作為興建中物業成本	**(34,396)**	(65,685)
	17,144	8,619

從一般借貸得來並用作物業發展之資金以年率介乎1%至5%(二零零二年：2%至5%)計入物業發展成本內。

6. 董事酬金

	二零零三年 港幣千元	二零零二年 港幣千元
袍金	**910**	1,060
薪金及其他酬金	**13,608**	10,844
退休福利	**908**	745
	15,426	12,649

支付予本公司董事之酬金組別如下：

	董事人數	
	二零零三年	二零零二年
無至港幣1,000,000元	**8**	10
港幣1,000,001元至港幣1,500,000元	**2**	—
港幣1,500,001元至港幣2,000,000元	**—**	1
港幣2,000,001元至港幣2,500,000元	**1**	1
港幣3,000,001元至港幣3,500,000元	**—**	2
港幣4,000,001元至港幣4,500,000元	**1**	—
港幣4,500,001元至港幣5,000,000元	**1**	—
	13	14

付予獨立非執行董事之袍金為港幣410,000元(二零零二年：港幣460,000元)及並無其他酬金。

本年度內，行使價每股港幣0.72元共可認購7,691,000股(二零零二年：無)之認股權已授予董事，而董事並沒有行使任何認股權(二零零二年：無)。

4. 經營溢利

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利已計入：		
上市證券投資之未變現收益	**16,032**	950
出售上市證券投資溢利	**2,372**	103
撥回發展物業之撥備	**8,478**	7,726
出售物業、機器及設備溢利	**—**	343
撥回機器及設備額外準備	**—**	11,303
出售營運權之收益	**28,260**	—
攤銷負商譽	**632**	631
及已扣除：		
銷售存貨成本	**1,008,355**	821,812
投資物業重估虧損	**12,071**	6,066
滙兑虧損淨額	**4,108**	5,123
折舊	**69,280**	62,111
攤銷		
石礦場發展費用	**1,284**	846
清除表土費用	**14,391**	14,033
員工成本包括董事酬金	**234,191**	211,276
專利費	**4,275**	3,076
核數師酬金	**1,897**	1,928
經營租賃租金		
房地產	**12,148**	11,740
機器及設備	**779**	1,888
未變現之長期投資虧損	**2,145**	561
出售聯營公司之虧損	**—**	12,658
出售物業、機器及設備虧損	**1,349**	—
投資物業之支出	**3,755**	3,091

2. 分部資料（續）

地區分佈詳列如下：

	營業額 港幣千元	經營溢利／（虧損） 港幣千元	資產總額 港幣千元	資本費用 港幣千元
二零零三年十二月三十一日之年度				
香港	2,322,052	118,746	2,368,831	38,742
中國內地	678,729	30,031	3,307,148	115,392
新加坡	9,218	(3,776)	179,690	24
日本	66,144	520	16,218	—
	3,076,143	145,521	5,871,887	154,158
二零零二年十二月三十一日之年度				
香港	1,479,594	98,858	3,531,192	55,395
中國內地	583,176	37,179	3,025,036	100,940
新加坡	27,324	1,938	189,480	3
日本	44,458	347	17,525	20
	2,134,552	138,322	6,763,233	156,358

3. 營業額及其他收益

	二零零三年 **港幣千元**	二零零二年 港幣千元
營業額		
物業銷售	**1,842,095**	1,039,956
製造、銷售及分銷建築材料	**1,130,894**	1,010,999
租金收入	**37,010**	39,139
貨品銷售	**66,144**	44,458
	3,076,143	2,134,552
其他收益		
銀行存款利息	**5,918**	6,733
按揭貸款利息	**8,730**	2,213
遞延應收賬款利息	**1,521**	1,918
上市證券投資股息	**1,476**	856
	17,645	11,720
總收益	**3,093,788**	2,146,272

2. 分部資料(續)

	地產	建築材料	其他業務	總數
	港幣千元	港幣千元	港幣千元	港幣千元
二零零二年十二月三十一日之年度				
營業額	1,079,095	1,010,999	44,458	2,134,552
其他收益	4,362	6,499	859	11,720
經營溢利	89,600	45,954	2,768	138,322
財務費用				(8,619)
應佔溢利減虧損				
共同控制實體	(33)	4,439	—	4,406
聯營公司	(1,544)	3,944	—	2,400
除稅前溢利				136,509
稅項				(11,365)
除稅後溢利				125,144
少數股東權益	222	(23,005)	(27)	(22,810)
股東應佔溢利				102,334
分部資產	4,082,913	1,340,767	26,106	5,449,786
共同控制實體	340,381	196,327	—	536,708
聯營公司	—	15,244	—	15,244
未分配資產				761,495
資產總額				6,763,233
分部負債	252,000	263,801	7,706	523,507
少數股東權益	467,169	599,832	784	1,067,785
未分配負債				2,746,007
負債總額				4,337,299
資本費用	1,710	154,628	20	156,358
折舊	3,012	58,976	123	62,111
攤銷	—	14,879	—	14,879
撥回機器及設備額外準備	—	11,303	—	11,303

2. 分部資料（續）

業務分部詳列如下：

	地產 港幣千元	建築材料 港幣千元	其他業務 港幣千元	總數 港幣千元
二零零三年十二月三十一日之年度				
營業額	1,879,105	1,130,894	66,144	3,076,143
其他收益	12,102	4,066	1,477	17,645
經營溢利	109,347	22,483	13,691	145,521
財務費用				(17,144)
應佔溢利減虧損				
共同控制實體	46,971	6,874	—	53,845
聯營公司	—	998	—	998
除稅前溢利				183,220
稅項				(45,831)
除稅後溢利				137,389
少數股東權益	260	(17,232)	(37)	(17,009)
股東應佔溢利				120,380
分部資產	3,209,513	1,480,474	21,978	4,711,965
共同控制實體	299,581	237,449	—	537,030
聯營公司	—	16,098	—	16,098
未分配資產				606,794
資產總額				5,871,887
分部負債	197,887	289,691	6,077	493,655
少數股東權益	469,922	613,048	899	1,083,869
未分配負債				1,762,676
負債總額				3,340,200
資本費用	2,425	151,733	—	154,158
折舊	3,132	66,018	130	69,280
攤銷	—	15,675	—	15,675
上市證券投資之未變現收益	—	2,180	13,852	16,032

1. 主要會計政策（續）

(p) 僱員福利（續）

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數償還的花紅計劃之現有法律或推定性的責任，而責任金額能夠可靠地作出估算時，需確立撥備。

(q) 租賃資產

資產擁有權之重大風險及回報由出租者保留之租約列作經營租約。經營租約之應付租金在扣除自出租後收取之優惠後，以直線法於損益賬扣除。

(r) 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備，以達致預定用途或出售之資產有關之借貸利息及成本，均作為該資產之部份成本。所有其他借貸成本在產生時於損益表支銷。

(s) 外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧則撥入損益表計算。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於資產負債表結算日之滙率折算。折算此等淨投資所產生之折算盈虧則直接計入儲備。

(t) 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，以及可隨時轉換為現金之投資組合減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

2. 分部資料

集團主要從事物業發展及投資，製造、銷售及分銷建築材料，此外並沒有其他重大獨立分部之業務。根據集團內部財務報告及經營業務，主要報告以業務分部呈列，而地區劃分為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、物業、應收賬款及預付款，主要不包括投資。分部負債主要包括應付賬款及應計費用。而分部之間沒有任何銷售或貿易交易。

1. 主要會計政策(續)

(m) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在賬目內之賬面值兩者之短期時差作全數撥備。短期時差主要來自物業、機器及設備之折舊、費用之撥備以及累積稅損。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

與未用累積稅損有關之遞延稅項資產乃就有可能將未來應課稅溢利與可動用之未用稅損抵銷而確認。

遞延稅項乃就附屬公司，共同控制實體及聯營公司投資之短期時差而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算之盈利與賬目所示之盈利二者間之時差，主要為加速折舊免稅額據預期於可預見將來可收回而按現行稅率計算。採納修訂之會計準則第12號構成會計政策之變動並已追溯應用，故比二零零二年及二零零三年一月一日之期初保留盈利已分別減少港幣33,652,000元及港幣37,721,000元。是項調整導致二零零二年十二月三十一日之遞延稅項負債增加港幣71,018,000元。截至二零零二年十二月三十一日止年度之溢利已減少港幣4,069,000元。

(n) 準備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認準備。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

(o) 收入確認

銷售建築材料之收入於貨物付運予顧客及所有權轉讓時入賬。

出售落成物業之收益在銷售合約簽訂後確認。當將未完成之物業預先出售，則在其興建過程中每一年依據總估計溢利按比率計算溢利；所採用之比率以在資產負債表日已支出之建築費用與估計之總建築費用比較，或在資產負債表日之已收和應收銷售收入與總估計銷售款項比較，二者中以較低者為準。

假若買家在物業完成時未能交付餘款，本公司運用合約條款將物業轉賣時，已收取之訂金會被沒收作為營業溢利，其於沒收日期前已入賬之銷售予以撥回。

租金收入扣除支付予承租人之優惠後按租約年期以直線法確認。

利息收入在考慮未償還本金額及適用利率後按時間比例確認。

股息收入在確定有權利收取時確認。

(p) 僱員福利

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

1. **主要會計政策**(續)

(h) 投資物業

投資物業乃建築工程及發展已完成並因其長期投資潛力持有而非自用之房地產權益。投資物業價值按公平值入賬，此價值乃根據獨立專業估值計算之公開市場價值。投資物業重估產生之任何虧損則轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表，餘額轉入物業重估儲備內。當出售投資物業時，其有關重估儲備之變現部份將撥入損益表。

租約年期超過二十年之投資物業則不作折舊。

(i) 投資

因特定長期目標或策略原因持有的證券均列入資產負債表之其他非流動資產並按成本值扣除虧損準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

如證券持有的目的是為了能在短期價值變動下產生利潤將列入資產負債表之流動資產及按公平值列賬。在每年結算日，證券之公平值變動而引致之未變現盈虧淨額均在損益表確認。出售證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表確認。

(j) 遞延支出

石礦場開發費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場之可用年限內以直線法攤銷。

開辦費則於發生時以費用支銷。

(k) 發展物業

發展物業作為流動資產處理，包括以成本或估值列賬之土地、建築費用、應佔經常性開支、發展項目之利息支出及結算日前已產生之溢利，扣除已收之分期銷售收入與可能發生之虧損準備。持作出售用途之已發展物業乃按成本值或可變現淨值二者之較低者入賬。可變現淨值是以預計之銷售價減除估計銷售費用計算。

(l) 存貨

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準，包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價減除估計銷售費用計算。

1. **主要會計政策**(續)

(f) 商譽

商譽指收購成本高於收購日集團應佔所收購之附屬公司、共同控制實體及聯營公司之淨資產之數額。

因收購產生之收購商譽計入資產負債表中為獨立資產，並於其估計可用年期以不超過二十年以直線法攤銷。

商譽之賬面值將會作每年檢討，而當董事們認為出現非短期性減值時則會作出減值準備。

當淨資產之公允價值高於收購金額時，相差之金額將於在收購之年度在損益表內確認為收入，或以所收購之非貨幣性資產加權平均可用年期內確認為收入。

(g) 物業、機器及設備

物業、機器及設備按原值或估值減去累計折舊及重大永久性減值之撥備入賬。

中長期租約土地之原值或估值按租約尚餘年期(包括附有租約續期權之期間)以直線法計算折舊。其他土地及樓房及租約物業裝修之原值或估值按各租約年期以直線法計算折舊。

租約土地及樓房之重估增值，撥入物業重估儲備，其後出現之減值首先與同一物業先前之增值抵銷，然後在損益表支銷。

其他資產之成本以直線法按其估計可使用年期及下列年率計算折舊：

廠場機器	5至25%
其他資產	10至25%

將資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。資產之賬面值均定期檢討，如可收回價值已永久跌至低於其賬面值，則將賬面值撇減至可收回價值。預期未來之現金流量已折算為現值來決定可收回價值。

出售資產之收益或虧損指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。出售重估資產時，有關物業重估儲備之已變現部分直接轉撥至盈餘儲備。

1. 主要會計政策

(a) 編製基準

本財務報表根據歷史成本會計法編製，並對某些物業及其他投資的重估值作出修訂，及按照香港財務報告準則編製而成。

於年內，本集團採納由會計師公會頒佈之經修訂會計實務準則(「會計準則」)第12號「所得税」。因採納經修訂之會計準則第12號構成遞延税項會計政策之變動，詳見下文附註1(m)。

以下為編製財務報表所採用之主要會計政策。

(b) 綜合基礎

本集團之綜合賬目包括嘉華國際集團有限公司及其附屬公司截至十二月三十一日止之賬目，並包括本集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時應佔之資產淨值及應佔未攤銷商譽或負商譽(包括已直接計入儲備之金額)計算。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

(c) 附屬公司

附屬公司乃由本集團有權控制其財政及營運政策之公司。

在本公司的資產負債表內，附屬公司之投資以成本或低於成本列賬。如董事認為已出現非短期性減值，則作出減值準備。附屬公司之業績在資產負債表結算日按股息收入列入本公司之賬目內。

(d) 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

(e) 聯營公司

聯營公司乃非附屬公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力之公司。

聯營公司以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

綜合權益變動表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
年初之結餘			
如前呈報		**2,463,655**	2,384,070
採納經修訂會計準則第12號之往年度調整	1(m)	**(37,721)**	(33,652)
重列		**2,425,934**	2,350,418
滙率變動之影響	27	**(1,030)**	1,231
行使認股權而發行之股本		**1,121**	2,178
發行代息股份所產生之儲備	27	**43,324**	26,250
本年度溢利	27	**120,380**	102,334
股息			
末期	27	**(38,412)**	(37,513)
中期	27	**(19,630)**	(18,964)
年末之結餘		**2,531,687**	2,425,934

綜合現金流量表

截至二零零三年十二月三十一日止年度

	附註	**二零零三年 港幣千元**	二零零二年 港幣千元
經營業務之現金流量			
來自／(用於)經營業務之現金	30(a)	**995,755**	(206,501)
税項支出淨額		**(179)**	(30,253)
融資租賃租金之利息部份		**—**	(2)
利息支出		**(51,540)**	(74,302)
來自／(用於)經營業務之現金淨額		**944,036**	(311,058)
投資業務之現金流量			
購買機器及設備		**(133,712)**	(164,158)
遞延支出		**(20,446)**	(36,536)
還款自／(貸款予)聯營公司及共同控制實體		**82,057**	(46,680)
購買長期投資		**—**	(10,173)
出售物業、機器及設備		**6,736**	4,537
出售長期投資		**—**	5,295
出售聯營公司		**—**	20,700
遞延應收賬減少／(增加)		**2,873**	(1,893)
增加投資於共同控制實體		**(39,786)**	(11,733)
購買上市證券投資		**(5,715)**	—
出售上市證券投資		**5,117**	—
已收利息		**16,169**	10,864
已收上市證券投資之股息		**1,326**	856
已收聯營公司之股息		**—**	3,400
已收共同控制實體之股息		**681**	—
用於投資業務之現金淨額		**(84,700)**	(225,521)
融資活動之現金流量	30(b)		
發行新股本		**1,121**	2,178
融資租約租金之資本部份		**—**	(638)
來自少數股東之借款增加淨額		**4,999**	21,183
新長期銀行借款		**842,153**	1,430,483
償還長期銀行借款		**(1,878,276)**	(630,797)
於借款日起計三個月後償還之 短期銀行借款之增加／(減少)		**28,078**	(216,261)
已付予股東股息		**(14,718)**	(30,227)
已付予少數股東股息		**(5,150)**	(13,369)
(用於)／來自融資活動之現金淨額		**(1,021,793)**	562,552
現金及現金等價物之(減少)／增加淨額		**(162,457)**	25,973
於年度開始之現金及現金等價物		**681,548**	654,580
滙率變動之影響		**(2,026)**	995
於年度終之現金及現金等價物		**517,065**	681,548
現金及現金等價物之結餘分析			
現金及銀行結餘		**517,065**	686,409
銀行透支		**—**	(4,861)
		517,065	681,548

公司資產負債表

二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 港幣千元
附屬公司	15	**2,701,386**	2,889,232
流動資產			
應收賬款及預付款	21	**729**	630
現金及銀行結餘		**245**	225
		974	855
流動負債			
應付賬款及應計費用	24	**1,871**	3,378
長期負債之現期部份	28	**53,000**	90,000
銀行短期貸款及透支 — 無抵押		**50,000**	60,000
		104,871	153,378
流動負債淨額		**(103,897)**	(152,523)
		2,597,489	2,736,709
資金來源：			
股本	25	**197,797**	191,955
儲備	27	**1,944,692**	1,894,754
股東權益		**2,142,489**	2,086,709
長期負債	28	**455,000**	650,000
		2,597,489	2,736,709

呂志和
董事

呂耀東
董事

綜合資產負債表

二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 港幣千元
物業、機器及設備	13	**1,136,196**	1,091,920
共同控制實體	16	**537,030**	536,708
聯營公司	17	**16,098**	15,244
其他非流動資產	18	**433,227**	303,491
非流動資產		**2,122,551**	1,947,363
流動資產			
發展物業	19	**2,519,342**	3,490,159
存貨	20	**68,716**	42,625
應收賬款及預付款	21	**554,484**	521,590
可收回稅項		**8,173**	12,683
其他投資	22	**81,556**	62,404
現金及銀行結餘	23	**517,065**	686,409
		3,749,336	4,815,870
流動負債			
應付賬款及應計費用	24	**493,655**	523,505
長期負債之現期部份	28	**156,078**	693,469
應付稅項		**38,297**	8,489
銀行短期貸款及透支 — 無抵押		**176,984**	153,767
		865,014	1,379,230
流動資產淨額		**2,884,322**	3,436,640
		5,006,873	5,384,003
資金來源：			
股本	25	**197,797**	191,955
儲備	27	**2,333,890**	2,233,979
股東權益		**2,531,687**	2,425,934
少數股東權益		**1,083,869**	1,067,785
長期負債	28	**1,302,184**	1,800,916
非流動負債	29	**89,133**	89,368
		5,006,873	5,384,003

呂志和
董事

呂耀東
董事

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	3	**3,076,143**	2,134,552
銷售成本		**(2,891,632)**	(1,901,579)
毛利		**184,511**	232,973
其他收益	3	**17,645**	11,720
其他營運收入		**72,888**	24,858
行政費用		**(77,599)**	(82,267)
其他營運費用		**(51,924)**	(48,962)
經營溢利	4	**145,521**	138,322
財務費用	5	**(17,144)**	(8,619)
應佔溢利減虧損			
共同控制實體		**53,845**	4,406
聯營公司		**998**	2,400
除税前溢利		**183,220**	136,509
税項	9	**(45,831)**	(11,365)
除税後溢利		**137,389**	125,144
少數股東權益		**(17,009)**	(22,810)
股東應佔溢利	27	**120,380**	102,334
股息	11	**59,253**	57,376
		港仙	港仙
每股盈利	12	**6.2**	5.4

PRICEWATERHOUSECOOPERS

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致嘉華國際集團有限公司全體股東
(於百慕達註冊成立之有限公司)

本核數師已完成審核第47頁至第84頁之賬目，該等賬目乃按照香港財務申報準則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃 貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕達1981年公司條例第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零三年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年四月十五日

關連交易

1. 於二零零三年四月二十九日，本公司以一般商業條款，就一家銀行授予本公司間接持有99%權益之上海嘉申房地產開發經營有限公司，達港幣400,000,000元之銀行信貸額，簽訂一項擔保契據達港幣120,000,000元作抵押，以作為其在中國上海嚴家宅第三期物業發展項目資金。

2. 於二零零三年十月三十一日，本公司間接全資附屬公司嘉華(中國)投資有限公司以一般商業條款，就本公司之間接全資附屬公司嘉華房產投資有限公司(「嘉華房產」)授予本公司間接持有99%權益之上海嘉申房地產開發經營有限公司一項短期貸款，達港幣31,200,000元，簽訂一項全面擔保予嘉華房產作抵押，以作營運資金。

優先購買權

百慕達法例中之成文法或普通法並無股東優先購買權之規定。

財務概要

本集團之五年業績、資產及負債賬目摘要載於年報第27頁至29頁。

主要客戶及供應商

在截至二零零三年十二月三十一日止年度內集團最大五個顧客之營業額佔整體營業額少於百份之三十。在採購方面(不包括資本性採購)，最大五個供應商之採購額佔整體採購額亦少於百份之三十。

就本公司董事所悉，未有任何董事，其聯繫人士，或就董事所知持有超過5%本公司已發行股份之股東，擁有此五大供應商之任何權益。

管理合約

年度內本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司賬項經由羅兵咸永道會計師事務所審核。該核數師任滿告退，但願意應聘續任。

承董事會命

主席
呂志和博士

香港，二零零四年四月十五日

認股權計劃(續)

	授出日期	於二零零三年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零三年十二月三十一日持有之認股權	行使價(港元)	行使期
倫贊球	—	—	—	—	—	—	—
許淇安	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,270,000	—	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	—	—	—	—	—	—	—
梁文建	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	—	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—	—
李東海	—	—	—	—	—	—	—
陳有慶	—	—	—	—	—	—	—
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
嘉華建材之僱員	一九九八年五月二十日	9,262,000	—	—	9,262,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	—	—	19,226,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	14,442,000	—	14,442,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	—	—	536,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

上文所述之所有認股權,須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

授出之認股權於行使時方於財務報表中確認。董事認為評估認股權價值涉及多方面主觀和不肯定的假設,因此不宜披露於年內授出之認股權價值。嘉華建材股份在緊接認股權於年內授出日期前一天的收市價為港幣0.50元。

認股權計劃(續)

(5) 行使期限

認股權涉及的股份必須接納的期間由嘉華建材董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)乃由嘉華建材董事會全權決定(嘉華建材認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向嘉華建材支付港幣1元。認股權必須於授出日期起十四天內被接納，或於嘉華建材董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為嘉華建材董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之較高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

嘉華建材認股權計劃之年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

於二零零三年十二月三十一日，根據嘉華建材認股權計劃或根據嘉華建材之其他認股權計劃授出並由本公司董事、嘉華建材僱員及其他參與人持有之認股權之詳情載列如下：

	授出日期	於二零零三年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零三年十二月三十一日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	2,000,000	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,870,000	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

認股權計劃(續)

(2) 參與者

(i) 嘉華建材或任何聯屬公司的任何僱員或任何高級行政人員或董事；或

(ii) 嘉華建材或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向嘉華建材或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 嘉華建材或任何聯屬公司的任何客戶或承辦商；或

(v) 嘉華建材或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何為嘉華建材僱員福利而設的信託的任何受託人；或

(vii) 就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

聯屬公司指(a)嘉華建材的控股公司；或(b)嘉華建材控股公司的附屬公司；或(c)嘉華建材的附屬公司；或(d)嘉華建材的控股股東；或(e)嘉華建材控股股東所控制的公司；或(f)嘉華建材所控制的公司；或(g)嘉華建材控股公司的聯營公司；或(h)嘉華建材的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下段所述規限下，根據嘉華建材認股權計劃及嘉華建材任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於採納日期之已發行股份的10%，即121,787,040股股份。

主要限額 — 嘉華建材可由其股東通過普通決議案及本公司股東通過普通決議案重訂上段所述之授權限額，惟在此之前嘉華建材及本公司必須先行向各自之股東發出通函。根據嘉華建材認股權計劃及嘉華建材任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於二零零三年十二月三十一日，根據嘉華建材認股權計劃可予發行之股份總數為101,305,040股，佔嘉華建材當時已發行股本約8.05%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經嘉華建材股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而嘉華建材在尋求批准前向股東發出通函，及經本公司股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，則嘉華建材可授出超出此限額的認股權予參與者。

認股權計劃(續)

2. 就200,000認股權，行使日期為二零零三年一月二十二日。於行使認股權之前一日，每股市值為港幣0.60元。

   就250,000認股權，行使日期為二零零三年三月三日。於行使認股權之前一日，每股市值為港幣0.75元。

   就200,000認股權，行使日期為二零零三年三月四日。於行使認股權之前一日，每股市值為港幣0.70元。

   就100,000認股權，行使日期為二零零三年三月二十八日。於行使認股權之前一日，每股市值為港幣0.73元。

   就100,000認股權，行使日期為二零零三年九月十八日。於行使認股權之前一日，每股市值為港幣1.11元。

   就認股權持有人之遺產代理人行使435,000認股權，行使日期為二零零三年十月二十三日。於行使認股權之前一日，每股市值為港幣1.14元。

3. 就認股權持有人之遺產代理人行使300,000認股權，行使日期為二零零三年十月二十三日。於行使認股權之前一日，每股市值為港幣1.14元。

除於二零零三年十二月二十九日授出之認股權，可於授出日期行使所有認股權，上文所述之其他認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

授出之認股權於行使時方於財務報表中確認。董事認為評估認股權價值涉及多方面主觀和不肯定的假設，因此不宜披露於年內授出之認股權價值。本公司股份在緊接認股權於二零零三年二月二十八日及二零零三年十二月二十九日授出前一天的每股收市價分別為港幣0.70元及港幣1.30元。

除認股權計劃外，本公司、附屬公司、同母系附屬公司及控股公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

嘉華建材有限公司(「嘉華建材」)之認股權計劃(「嘉華建材認股權計劃」)已獲嘉華建材股東於二零零二年五月三十日(「採納日期」)舉行之嘉華建材股東週年大會上批准及採納。嘉華建材認股權計劃亦已獲本公司股東於採納日期舉行之本公司股東週年大會上批准。下列為嘉華建材認股權計劃之概要：

(1) 目的

嘉華建材認股權計劃旨在吸引及挽留優秀人才，協力發展嘉華建材業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進嘉華建材長遠達致財政上的成功。

認股權計劃(續)

	授出日期	於二零零三年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零三年十二月三十一日持有之認股權	行使價(港元)	行使期
梁文建	一九九八年五月二十日	300,000	—	—	300,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	—	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
僱員	一九九八年五月二十日	3,822,000	—	643,000[1]	3,179,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	4,794,000	—	850,000[2]	3,944,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	9,391,000	—	9,391,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	—	4,000,000	—	4,000,000	1.300	二零零三年十二月三十日至二零一三年十二月二十九日
其他	一九九八年五月二十日	300,000	—	300,000[1]	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	435,000	—	435,000[2]	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	672,000	300,000[3]	372,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	—	3,000,000	—	3,000,000	1.300	二零零三年十二月三十日至二零一三年十二月二十九日

附註:

1. 就133,000認股權,行使日期為二零零三年一月二十二日。於行使認股權之前一日,每股市值為港幣0.60元。

   就160,000認股權,行使日期為二零零三年四月四日。於行使認股權之前一日,每股市值為港幣0.69元。

   就100,000認股權,行使日期為二零零三年十月二日。於行使認股權之前一日,每股市值為港幣1.11元。

   就認股權持有人之遺產代理人行使300,000認股權,行使日期為二零零三年十月二十三日。於行使認股權之前一日,每股市值為港幣1.14元。

   就100,000認股權,行使日期為二零零三年十二月十二日。於行使認股權之前一日,每股市值為港幣1.14元。

   就150,000認股權,行使日期為二零零三年十二月三十一日。於行使認股權之前一日,每股市值為港幣1.32元。

認股權計劃(續)

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之較高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

於二零零三年十二月三十一日，根據認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、本公司僱員及其他參與人持有之認股權之詳情載列如下：

	授出日期	於二零零三年一月一日持有之認股權	於年內授出之認股權	於年內行使之認股權	於二零零三年十二月三十一日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	2,000,000	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,868,000	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	一九九九年十二月三十日	500,000	—	—	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,054,000	—	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	—	1,269,000	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	二零零三年二月二十八日	—	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

認股權計劃(續)

(2) 參與者(續)

(vii) 就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

聯屬公司指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額 — 在下段所述規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於採納日期之已發行股份的10%，即187,563,607股股份。

主要限額 — 本公司可由股東通過普通決議案重訂上段所述之授權限額，惟在此之前必須先行向股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於二零零三年十二月三十一日，根據認股權計劃可予發行之股份總數為162,809,607股，佔本公司當時已發行股本約8.23%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限(如有)乃由董事會全權決定(認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付1港元。認股權必須於授出日期起十四天內被接納，或於董事會以書面批准之較長期限。

主要股東之權益(續)

附註：

(1) HSBC International Trustee Limited 為持有1,193,975,939股本公司股份之全權信託之信託人。

(2) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一信託之受益人及信託人，而該信託擁有187,126,116股本公司股份權益。

(3) Polymate Co., Ltd.為持有187,126,116股本公司股份權益之該等公司之最終控股公司。

上述披露之權益重複如下：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,236,885,458股本公司股份，而 HSBC International Trustee Limited 對其中之1,193,630,181股同時擁有權益及Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 對其中之187,126,116股同時擁有權益；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之850,514,983股嘉華建材限公司股份。

除上文所披露者外，於二零零三年十二月三十一日，概無任何人士曾知會本公司擁有須根據證券及期貨條例向本公司披露的股份或相關股份之權益或淡倉。

本公司或附屬公司概無於年內或年結時簽訂有本公司董事擁有重大權益之重要合約。

認股權計劃

本公司之認股權計劃(「認股權計劃」)已獲股東於二零零二年五月三十日(「採納日期」)舉行之股東週年大會上批准及採納。下列為認股權計劃之概要：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進本公司長遠達致財政上的成功。

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商；或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設的信託的任何受託人；或

權益之披露(續)

(丙) 嘉華建材有限公司之普通股股份

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	7,969,955	1,447,452	75,778,513[3]	850,514,983[2]	935,710,903	74.33
呂耀東	2,937	—	—	850,514,983[2]	850,517,920	67.56
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
鄧呂慧瑜	1,861,906	—	—	850,514,983[2]	852,376,889	67.71
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	63,973	—	—	—	63,973	0.01
張惠彬	1,810	—	—	—	1,810	0.00

(丁) 嘉華建材有限公司之認股權

詳情載於以下「認股權計劃」內。

附註:

(1) Best Chance Investments Ltd. 及步基證券有限公司分別持有34,503,760股股份及3,004,211股股份，該兩間公司均由呂志和博士控制。

(2) 該等1,236,885,458股股份由全權信託(由呂志和博士作為創立人成立)持有，佔本公司已發行股本三分之一以上。本公司透過一間全資附屬公司持有嘉華建材有限公司股份846,625,308股股份之權益，佔嘉華建材有限公司已發行股本三分之一以上。此外，其中一項上述全權信託持有嘉華建材有限公司3,889,675股股份之權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述之本公司股份及嘉華建材有限公司股份權益，以及本公司所持有嘉華建材有限公司股份權益。

(3) Best Chance Investments Ltd. 持有75,778,513股嘉華建材有限公司股份，該公司由呂志和博士控制。

除上文所披露者外，於二零零三年十二月三十一日，本公司董事概無在本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零三年十二月三十一日，根據證券及期貨條例第336條而備存登記冊內，持有本公司股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下:

名稱	普通股數目	佔已發行股本之百分比
HSBC International Trustee Limited	1,193,975,939[1]	60.36
Marapro Co., Ltd.	187,126,116[2]	9.46
Symmetry Co., Ltd.	187,126,116[2]	9.46
Polymate Co., Ltd.	187,126,116[3]	9.46

物業、機器及設備

物業、機器及設備之變動詳情載於賬目附註第13項。

主要物業

持作發展及／或出售及投資用途之主要物業詳情載於第85至第87頁。

董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、鄧呂慧瑜女士、鍾逸傑爵士、梁文建先生、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士及張惠彬博士。

羅志聰先生於二零零四年四月十五日獲委任為董事。

董事及高級管理人員之個人資料載於年報第30頁至第33頁。

遵照公司細則第一百零九(甲)條，倫贊球先生、鄧呂慧瑜女士及陳有慶博士於即將舉行之股東週年大會將輪席告退，但表示如再度獲選，願繼續留任。遵照公司細則第一百條，羅志聰先生之任期於即將舉行之股東週年大會屆滿，但表示如再度獲選，願繼續留任。

本公司與擬重選留任各董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

權益之披露

於二零零三年十二月三十一日，根據證券及期貨條例第三百五十二條而備存的登記冊內，或根據上市公司董事進行證券交易之標準守則通知本公司及香港聯合交易所有限公司，各董事在本公司及其聯繫公司(定義見證券及期貨條例第XV部)嘉華建材有限公司的股份之權益及有關認購本公司及嘉華建材有限公司的股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股：

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	263,644	7,013,966	37,507,971[1]	1,236,885,458[2]	1,281,671,039	64.80
呂耀東	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.55
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
鄧呂慧瑜	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.77
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	271,181	—	—	—	271,181	0.01
張惠彬	7,239	—	—	—	7,239	0.00

(乙) 本公司之認股權

詳情載於以下「認股權計劃」內。

董事會同寅謹向各股東提呈截至二零零三年十二月三十一日止年度之已審核賬目及董事會報告書，以供閱覽。

主要業務

本公司主要業務為投資控股。各主要附屬公司、共同控制實體及聯營公司之主要業務則載於賬目附註第37項。

業績及分派

本集團截至二零零三年十二月三十一日止年度之業績載於年報第47頁。年度內曾派發以股代息之中期股息每股港幣1仙（二零零二年：港幣1仙），惟股東亦可選擇現金股息，合共港幣19,630,000元（二零零二年：港幣18,964,000元）。董事會建議派發以股代息之末期股息每股港幣2仙（二零零二年：港幣2仙），合共港幣39,623,000元（二零零二年：港幣38,412,000元），惟股東亦可選擇現金股息。有關派發股息之詳情，將載於即將寄發予股東之函件內。

股本

於二零零三年十二月三十一日已發行股本詳情載於賬目附註第25項。

根據本公司於二零零二年五月三十日採納之認股權計劃，本公司於二零零三年二月二十八日授出認股權予本公司及其聯屬公司之董事、顧問及僱員，可按每股港幣0.72元之認股價，認購本公司股份17,754,000股。

本公司於二零零三年七月四日，向並無就其全部股權作出現金選擇之股東發行新股42,201,365股，每股作價港幣0.6688元，作為截至二零零二年十二月三十一日止年度之末期股息。

本公司於二零零三年十一月二十一日，向並無就其全部股權作出現金選擇之股東發行新股13,843,952股，每股作價港幣1.0906元，作為截至二零零三年十二月三十一日止年度之中期股息。

根據本公司於二零零二年五月三十日採納之認股權計劃，本公司於二零零三年十二月二十九日授出認股權予本公司及其聯屬公司之顧問及僱員，可按每股港幣1.30元之認股價，認購本公司股份7,000,000股。

本公司年內因認股權證持有人行使認購股份之權利，根據認股權計劃分別發行新股943,000股，每股作價港幣0.5586元，發行新股1,285,000股，每股作價港幣0.36元，及發行新股300,000股，每股作價港幣0.72元。

本集團於二零零四年三月二十三日發行一批於二零零九年三月到期面值港幣864,260,000元之0.5%有擔保可換股債券。該等債券已在盧森堡證券交易所上市，並可於二零零四年四月二十三日至二零零九年三月八日營業時間結束時，按換股價每股港幣2.25元轉換為本公司之普通股。該等債券於二零零九年三月二十三日到期並可按該等債券之有關條款以本金額之91.49%贖回。

本公司於截至二零零三年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

儲備

本集團及本公司年內之儲備變動載於賬目附註第27項。

捐款

本集團年內之慈善捐款為港幣4,370,000元。

楊永強先生，MSc, MCIOB, MAPM，四十三歲，於二零零四年加入集團，現為上海地產採購及成本控制部助理總經理。彼在採購及工料測量方面積逾二十二年之經驗。

伍華壐女士，MBA, MIHRM(HK)，三十九歲，於一九九五年加入集團，現為行政及人力資源部助理總經理。彼在人力資源管理方面積逾十五年之經驗。

上市規則第8.10條

呂志和博士，與呂耀東先生及鄧呂慧瑜女士(直接或間接透過家族信託)於若干在香港從事物業投資及發展業務之公司中擁有權益。本公司董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準進行其業務。

聯屬公司之備考合併資產負債表

於二零零三年十二月三十一日，本集團向其聯屬公司提供之財務資助及為其利益向財務機構作出擔保合共相當於本公司市值約百分之十三點三。

為遵守上市規則第十三章之規定，聯屬公司於二零零三年十二月三十一日備考合併資產負債表披露如下：

	備考合併資產負債表	**集團所佔權益**
	港幣千元	*港幣千元*
非流動資產	584,862	182,127
流動資產	989,555	307,503
流動負債	(116,961)	(38,481)
資產淨額	1,457,456	451,149
股本	173,335	55,116
儲備	274,813	82,342
欠股東款項	904,925	278,592
非流動負債	104,383	35,099
	1,457,456	451,149

高級管理人員之個人資料

程呂慧玲女士，BA, MBA, MHKIoD, MIHRM(HK)，四十六歲，於一九九三年加入集團 ，現為嘉華企業管理有限公司之董事。在加入本集團之前，彼擁有豐富之銀行工作經驗及高層行政及管理經驗。程女士為呂志和博士之女。

林偉明先生，MRICS, MHKIS, RPE, MHKIE, MCIOB，四十七歲，於一九九二年加入集團，現為上海地產工程策劃董事。彼在工程管理方面積逾二十四年之經驗。

黃漢明先生，BSocSc，四十九歲，於一九九四年加入集團，現為上海地產銷售及市場總監。彼在房地產發展及房地產營銷及市場拓展工作方面積逾二十六年之經驗。

王俊強先生，FCCA, AHKSA，四十八歲，於一九九七年加入集團，現為財務及會計部總經理。彼在會計及財務方面積逾二十五年之經驗。

湯鉅南先生，BSocSc，四十五歲，於一九八一年加入集團，現為公司秘書亦為法律及公司秘書部總經理。彼在法律及公司秘書事務方面積逾十九年之經驗。

梁家慶先生，BEng, Grad. Dip. (Geotech), MBA, RPE, CEng, MHKIE, MICE, MIE (Aust)，四十八歲，於二零零四年重新加入集團，現為廣州地產總經理。彼在工程顧問 、施工承建、房地產拓展及業務管理方面積逾二十二年之經驗。

葉永恒先生，BSc (Arch), BArch, HKIA, Registered Architect (HK), RAIA，四十歲， 於二零零四年加入集團，現為上海地產建築設計部總經理。彼在建築設計方面積逾十三年之經驗。

梁豐順先生，五十九歲，於二零零四年加入集團，現為中國地產行政及人力資源部總經理。梁先生曾於香港警隊服務三十七年後退休。

劉德盛先生，PDip, FCCA, AHKSA，四十一歲，於一九九四年加入集團，現為上海地產財務及會計部助理總經理。彼在財務、會計及稅務方面積逾十八年之經驗。

林天祥先生，Dip，四十八歲，於一九九五年加入集團，現為上海地產項目部助理總經理。彼在工程管理方面積逾二十六年之經驗。

張穎江先生，BSc, PCLL, Solicitor，三十九歲，於二零零零年加入集團，現為法律部助理總經理。彼在法律事務方面積逾九年之經驗。

朱玲貴先生，MCIOB，四十八歲，於二零零二年重新加入集團，現為上海地產工程策劃部助理總經理。彼在房地產發展方面積逾二十三年之經驗。

李堅先生，BSc，四十三歲，於一九九八年加入集團，現為上海地產項目發展部助理總經理。彼在房地產及發展方面積逾二十一年之經驗。

王強先生，MSc，三十二歲，於一九九四年加入集團，現為嘉華科技投資有限公司之助理總經理。彼在投資及業務發展方面積逾十年之經驗。

谷文勝先生，Dip，三十二歲，於一九九九年加入集團，現為上海地產銷售部銷售及物業管理助理總經理。彼在房地產營銷及市場拓展方面積逾十年之經驗。

梁文建先生，CBE，太平紳士，六十五歲，於一九九八年加入本集團為副主席 — 行政，並於一九九八年起任本公司之執行董事及於二零零一年三月起任本公司之非執行董事。梁先生持有香港大學榮譽文學士學位及英國牛津大學政務及發展文憑。梁先生曾服務政府達三十二年之久，在任期間曾出任運輸司、教育統籌司及廉政專員等要職，亦曾出任香港立法局官守議員。

吳樹熾博士，CBE，LLD，太平紳士，八十三歲，於一九八九年起任本公司之董事。吳博士為立法局前任議員及香港聯合交易所有限公司前任副主席；現任正信工商顧問有限公司之董事長，及若干上市公司之非執行董事，包括香港飛機工程有限公司、香港小輪(集團)有限公司、鴻興印刷集團有限公司及百利保控股有限公司。吳博士亦為香港印刷業商會之永遠名譽會長。吳博士曾獲委任為港事顧問及香港特別行政區第一屆政府推選委員會委員。

黃乾亨博士，GBS，太平紳士，LLD，DH，七十一歲，於一九八九年起任本公司之董事，黃博士為本港一律師行之顧問律師，並為國際公證人及中國委托公證人。黃博士亦為利民實業有限公司之董事。

李東海博士，GBS，LLD，太平紳士，八十二歲，於一九八九年起任本公司之董事。李博士為香港東泰集團主席及包括本港北京控股有限公司等多家上市公司非執行董事，彼為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席、中華海外聯誼會副會長等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、港事顧問以及香港特別行政區籌備委員會委員，香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、及比利時里奧普二世司令勳銜。一九九九年獲香港特別行政區政府頒授金紫荊星章榮譽。李博士在商業管理方面積逾四十年豐富經驗。

陳有慶博士，GBS，LLD，太平紳士，七十一歲，於一九八九年起任本公司之董事，具有超過四十年銀行工作經驗，現任亞洲金融集團(控股)有限公司之主席兼董事總經理，而該公司為亞洲商業銀行有限公司及亞洲保險有限公司之控股公司。陳博士亦為廖創興銀行有限公司及其他多家公司之董事，現任中華人民共和國全國人民代表大會之代表、香港中華總商會當然永遠榮譽會長。

張惠彬博士，太平紳士，六十七歲，於一九八六年加入本集團，彼於一九八九年起任本公司之執行董事及於一九九五年起任本公司之非執行董事。彼亦為嘉華建材有限公司之非執行董事。彼持有工商管理榮譽博士、碩士及學士學位。彼從事銀行業二十二年以上，並曾擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席。彼亦為建生國際集團有限公司、Prime Investments Holdings Limited 及中大娛樂控股有限公司之非執行董事。張博士曾任東華三院總理及顧問，彼為廣東省高爾夫球協會副會長。張博士榮獲2002年傑出董事獎之上市公司非執行董事。香港特區政府於二零零二年十一月一日起委任張博士為地產代理監管局之委員。

董事之個人資料

執行董事

呂志和博士，MBE，太平紳士，LLD，DSSc，七十四歲，為本集團之創辦人，自一九八九年起任本公司之董事，現為本公司主席，呂博士於一九九一年被委任為嘉華建材有限公司董事兼主席。彼於礦務、建築材料及地產發展具逾四十五年之經驗。彼亦為香港合約石礦商會、英國礦業學會(香港分會)及東華三院前任主席。呂博士亦為香港酒店業主聯會主席及東尖沙咀地產發展商聯會會長。呂博士為第九屆中國人民政治協商會議全國委員會委員，亦為香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員，彼亦為香港中華科學與社會協進會主席、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。呂博士是呂耀東先生、鄧呂慧瑜女士及程呂慧玲女士之父親。

呂耀東先生，四十八歲，於一九七九年加入本集團。彼自一九八九年起任本公司之董事，現為本公司之董事總經理，呂先生亦自一九八七年起任嘉華建材有限公司之董事及現為該公司之副主席。呂先生持有美國柏克萊加州大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生亦為城市規劃委員會成員。彼亦為中國人民政治協商會議上海市委員會委員。呂先生為呂志和博士之子。

倫贊球先生，四十九歲，於一九九九年加入本集團。彼於二零零一年起任本公司之執行董事及副董事總經理。倫先生持有加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。在加入本集團之前，彼於多間著名跨國公司擔任高層行政及管理職位，彼對中國內地之市場運作擁有豐富而廣泛之經驗。

許淇安先生，GBS，CBE，QPM，CPM，六十一歲，於二零零三年加入集團，現為本集團之常務董事。許先生曾於香港警隊服務三十八年，二零零一年退休，退休前曾擔任香港警務處處長一職。

羅志聰先生，四十四歲，於二零零三年加入集團，現為集團財務董事，並於二零零四年起任本公司之董事。羅先生亦於二零零四年起任嘉華建材有限公司之執行董事。羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。

鄧呂慧瑜女士，五十歲，於一九八零年加入本集團，並於一九八九年起任本公司之董事。彼亦為嘉華建材有限公司之執行董事。鄧女士持有加拿大麥基爾大學商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為藝術發展局董事局成員及古物諮詢委員會委員。鄧女士為呂志和博士之女。

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士，七十七歲，於一九八九年至一九九七年任本公司及嘉華建材有限公司之董事會顧問，並於一九九七年起任本公司之董事。彼於多間公司擔任非執行董事之職務，亦為多間慈善機構之委員。彼於一九八七年退任政府職務前，曾為香港政府公務員及擔任多項公職，包括布政司及署理港督。鍾爵士於二零零二年獲香港特別行政區政府頒授最高榮譽大紫荊勳章。



總資產
港幣百萬元
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
12/99
12/00
12/01
12/02
12/03
年份
現金及銀行結餘
中央服務
貿易
建築材料
地產



每股資產淨值
港幣
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
12/99
12/00
12/01
12/02
12/03
年份


綜合營業額
港幣百萬元
3,500
3,000
2,500
2,000
1,500
1,000
500
0
12/99*
12/00
12/01
12/02
12/03
年份


每股盈利
港仙
7
6
5
4
3
2
1
0
12/99*
12/00
12/01
12/02
12/03
年份


股息及股東應佔溢利
港幣百萬元
140
120
100
80
60
40
20
0
12/99*
12/00
12/01
12/02
12/03
年份
股東應佔溢利
股息


每股股息
港仙
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
12/99*
12/00
12/01
12/02
12/03
年份
末期股息
中期股息

*九個月期間

	截至一九九九年十二月三十一日止九個月之年度 港幣千元	二零零零年十二月三十一日之年度 港幣千元	二零零一年十二月三十一日之年度 港幣千元	二零零二年十二月三十一日之年度 港幣千元	**二零零三年十二月三十一日之年度 港幣千元**
綜合損益表					
營業額	1,078,087	1,778,450	2,274,900	2,134,552	**3,076,143**
除稅前溢利	96,096	158,113	159,290	136,509	**183,220**
稅項	(16,075)	(26,981)	(11,103)	(11,365)	**(45,831)**
少數股東權益	(29,928)	(49,057)	(47,951)	(22,810)	**(17,009)**
股東應佔溢利	50,093	82,075	100,236	102,334	**120,380**
每股盈利(港仙)	4.5	4.9	5.6	5.4	**6.2**
每股股息(港仙)	2.0	3.0	3.0	3.0	**3.0**
綜合資產負債表					
物業、機器及設備	1,287,800	1,234,865	988,610	1,091,920	**1,136,196**
聯營公司及共同控制實體	287,010	533,685	634,976	551,952	**553,128**
其他非流動資產	74,701	98,784	163,650	303,491	**433,227**
流動資產淨額	2,754,466	2,688,916	2,953,616	3,436,640	**2,884,322**
資金之運用	4,403,977	4,556,250	4,740,852	5,384,003	**5,006,873**
資金來源：					
股本	165,728	176,525	187,075	191,955	**197,797**
儲備	2,072,177	2,121,402	2,196,995	2,233,979	**2,333,890**
股東權益	2,237,905	2,297,927	2,384,070	2,425,934	**2,531,687**
少數股東權益	1,072,898	1,110,349	1,071,648	1,067,785	**1,083,869**
長期負債	1,074,364	1,127,624	1,263,460	1,800,916	**1,302,184**
非流動負債	18,810	20,350	21,674	89,368	**89,133**
已運用資金	4,403,977	4,556,250	4,740,852	5,384,003	**5,006,873**
每股資產淨值(港元)	1.35	1.30	1.27	1.26	**1.28**

附註： 二零零二年以前之賬目並沒有重列以反映遞延稅項會計政策於二零零三年之變動。

本集團秉承良好企業公民的宗旨。在二零零三年通過嘉華建材同樂會(同樂會)繼續積極支持及舉辦一系列的社會公益及社區服務活動。同樂會堅守回饋社會的使命，為社會上有需要幫助的人施與援手。

在二零零三年，同樂會成員在本集團管理層鼎力支持下與多間非牟利及福利機構舉辦多項社會服務活動，其中包括有：

- 「海岸公園大使計劃」— 漁農自然護理處
- 「培育新一代」環保工作坊
- 探訪老人院及贊助長者外訪活動
- 「香港定向日」— 救世軍
- 「挑戰十二小時」— 苗圃行動
- 「捐血日」— 紅十字會

集團旗下嘉華建材有限公司繼上年度後，再次被社會服務聯會頒發「二零零三年至二零零四年年度之商界展關懷計劃」獎項。

本集團為各員工堅持回饋社會，貢獻社群所付出的努力及成果深表自豪，同時本集團深信對公民責任、關懷社區不撓的信念能進一步凝聚員工及公司。

(3) **庫務政策**

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，集團亦利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

(4) **集團資產之抵押**

集團資產之抵押詳列於賬項附註第13項。

(5) **或然負債**

集團之或然負債詳列於賬項附註第33項。

(6) **可換股債券**

本集團於二零零四年三月二十三日發行一批於二零零九年三月到期面值港幣864,260,000元之0.5%有擔保可換股債券。該等債券已在盧森堡證券交易所上市，並可於二零零四年四月二十三日至二零零九年三月八日營業時間結束時，按換股價每股港幣2.25元轉換為本公司之普通股。該等債券於二零零九年三月二十三日到期並可按該等債券之有關條款以本金額之91.49%贖回。

僱員

僱員及薪酬政策

本集團在香港及中國內地僱員總人數為2,141人(不包括聯營公司及共同控制實體)，僱員成本(不包括董事酬金)合共港幣219,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

培訓及發展

本集團相信公司要達致業務目標，大部份是有賴於人才之能力。為追求力臻完美精神，本集團積極推動不斷學習的文化，更資助僱員參加外界及內部的培訓課程。

一年一度之企業論壇已踏入第十七屆了，今年更以革新及互相交流方法討論主題「危機管理」，席上邀請專業顧問及具知名度之講者與管理人員分享其見解，並討論在面對危機及挑戰時之適當處理技巧。此外，本集團更舉辦了特別為管理人員設計專題管理課程，重點課程包括「團隊精神」及「分析及解決問題技巧」，目的是讓管理人員吸收新知識及技術，以加強及提升管理方法及技能。

本集團繼續資助僱員參加外界的培訓課程及工作坊，此等課程範圍廣泛，包括語言、財務、稅務、法律、人力資源、電腦應用、品質認知及工業安全等。

為配合中國內地業務擴展，本集團再度推行行政見習人員培訓計劃，招聘及培訓優秀之中國內地大學畢業生，使其成為未來之管理及公司領導階層。

財務檢討

資金來源

		2003 港幣千元	2002 港幣千元
A	股本	**197,797**	191,955
B	其他儲備	**942,763**	947,484
C	盈餘儲備	**1,323,090**	1,218,458
D	重估儲備	**68,037**	68,037
E	少數股東權益	**1,083,869**	1,067,785
F	長期貸款	**1,302,184**	1,800,916
G	短期貸款	**333,062**	847,236
		5,250,802	6,141,871

2003


G (6.3%)
A (3.8%)
B (18.0%)
C (25.2%)
D (1.3%)
E (20.6%)
F (24.8%)

2002


G (13.8%)
A (3.1%)
B (15.4%)
C (19.9%)
D (1.1%)
E (17.4%)
F (29.3%)

(1) 財務狀況

資金運用之總額由去年港幣61億元，減至於二零零三年十二月三十一日港幣53億元，跌幅為百分之十五，主要為償還銀行借款。

物業、機器及設備總額增加港幣44,000,000元。主要為在建築材料業務上增添之廠房及機器。

於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 集團流動資金，財務資源及負債比率

集團於年內之流動資金水平強健。在二零零三年十二月三十一日集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣340,000,000元，而在二零零二年十二月三十一日之淨結餘為港幣533,000,000元。

於年內長期借款總額減少港幣1,036,000,000元，主要是年內所收之樓款用作償還發展項目之銀行借款。其中約89%之長期借款之還款期超逾一年或以上。

在負債比率方面(比率計算定義為未償還之總借款額減除現金與總資產額相比)，在二零零三年十二月三十一日，負債比率維持在21%之滿意水平，而去年則為32%。

於二零零三年十二月三十一日，集團之現金及銀行結餘為港幣517,000,000元，而尚未動用之銀行融資額則逾港幣14億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

(4) **建築材料業務及科技投資*(透過本集團佔67%權益之嘉華建材有限公司「嘉華建材」擁有)***

(甲) *香港的建材業務*

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱。但本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。

嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該嘉華建材佔63.5%權益的附屬公司已準時完成第三階段之工程。

(乙) *中國內地的建材業務*

集團在內地拓展業務之策略已成功為集團未來持續發展奠下穩固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。待這些與國內夥伴的合營企業陸續投產後本集團將成為內地主要礦渣微粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之混凝土銷售量較往年持續增長。嘉華建材全資擁有的湖州石礦場已於年內開始供應石料至上海市場。此將提升集團於上海之預拌混凝土業務之競爭力，亦有助加強集團在當地業界之領導地位。

集團已於年內在南京及馬鞍山內興建預拌混凝土廠供應當地市場。

在北京之石礦業務方面，佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。集團已於年內成立北京嘉華高強混凝土有限公司提供預拌混凝土予北京市場。

在廣州，嘉華建材佔50%權益之廣州市嘉華南方水泥有限公司的水泥業務營運於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

(丙) *科技投資*

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。


嘉華

內地
新建材
廠房




南京嘉华混凝土有限公司
NANJING K.WAH CONCRETE CO.
2


5


3


6


4



1,6. 深圳嘉華混凝土管樁有限公司
2. 南京嘉華混凝土有限公司
3. 上海嘉華管樁有限公司
4. 投資界考察團到訪上海嘉華管樁有限公司
5. 惠東嘉華材料有限公司大亞灣分公司
7. 北京首鋼嘉華建材有限公司(生產礦渣微粉)


1


2

內地
發展物業









1. 上海閘北區廣中路地塊
2. 上海嘉華中心之模擬大堂
3-5. 投資界考察團到上海參觀集團新發展物業項目
6. 位於徐匯區淮海中路之上海嘉華中心


嘉华中心

(2) 在中國內地之物業

目前在進行中之發展物業項目
(總樓面面積為750,000平方米)

(i) *上海徐匯區建國西路68號A,B地塊(佔100%權益)*

此物業將發展為擁有總樓面面積約152,000平方米之多幢住宅大廈。拆遷工程正在進行中,預計整個項目在2006年完成。

(ii) *上海靜安區嚴家宅三期地塊(佔99%權益)*

此乃面積約29,000平方米之地盤,其總樓面面積約114,000平方米,作住宅物業發展用途。拆遷工程正進行中,整個項目預計在2006年完成。

(iii) *上海閘北區廣中路701號地塊(佔100%權益)*

此發展項目將分三期發展。其總樓面面積約400,000平方米,作住宅物業發展用途。地基工程正進行中,預計第一期於2005年年底完成。

(iv) *上海淮海中路上海嘉華中心(佔35.75%權益)*

此乃合營物業發展項目,集團實益持有35.75%權益,乃最大單一股東,餘下由上海廣電子股份有限公司持有30%,Tidefull Investment Limited 持有15.4%,上海徐房(集團)有限公司持有15%及 Nissho Iwai Hong Kong Corporation Limited 持有3.85%。集團為此發展物業之項目經理。

此項目現正發展為一高層甲級寫字樓大廈。預計在2005年完成。地基工程已完成,上蓋建築工程正按計劃進度進行中。

(v) *廣州東風西路嘉和苑(佔100%權益)*

此項目分三期發展。第一期及第二期之發展經已完成而住宅單位幾已全部售出。最後第三期已發展為四幢豪華住宅大廈,附設有會所設施,室內游泳池及地面商場。超過95%之第三期住宅單位已售出。

(3) 在新加坡之物業

振瑞路新生商業中心(佔100%權益)

此為一幢樓高12層之商業大廈,附設有停車場。現持有樓面面積約5,800平方米之寫字樓。其中約3,700平方米之寫字樓作長線投資用途,餘下部份則作出售用途。約八成寫字樓已出租並為集團帶來穩定的租金收益。

(ii) *九龍塘廣播道83號嘉皇臺（佔100%權益）*

此物業已發展為一幢樓高37層，附設會所設施及大型園林式泳池之豪華住宅大廈。94個住宅單位幾已全部售出。

(iii) *青山公路青龍頭段18A海雲軒（佔50%權益）*

此乃合營物業發展項目，集團佔50%權益，另外50%由信和集團持有。集團被委任為此發展物業之項目經理。

此物業現正發展為兩幢樓高37層之住宅大廈，共提供248個住宅單位。每戶均東南單向設計，並附設露台，飽覽青馬、汀九雙橋優美的全海景。豪華會所面積達6,500平方米，將提供完善之康樂設施。上蓋建築工程現正進行，預計在2004年完成。住宅單位於2003年7月推出預售，超過80%之單位已售出。

(iv) *荃灣荃錦公路108號朗逸峰（佔25%權益）*

此乃合營物業發展項目，集團佔25%之權益，另外50%及25%分別由長江實業和信和集團持有。

此項目總樓面面積約為92,450平方米，供住宅物業發展用途。此項目正在進行上蓋建築工程。整個項目預計在2004年完成。長江實業被委任為此發展物業之項目經理。第一期410個單位於2003年7月推出預售，已全數售罄。第二期360個單位於2004年預售。

（乙） *其他在香港之主要物業（佔100%權益）*

(i) *上環永樂街嘉匯商業中心*

此乃樓高24層之商業大廈，包括寫字樓及地鋪，樓面面積約3,900平方米。現持有作長線投資用途。在2003年內，此物業之出租率維持在90%，為集團帶來穩定之租金收益。

(ii) *土瓜灣炮仗街嘉景花園商場*

此物業為一面積約2,700平方米之商場。持有作出售用途，現正出租收取租金。在2003年內之出租率為80%水平，為集團帶來穩定之租金收益。

(iii) *北角蜆殼街嘉昌商業中心*

此物業為一幢樓高26層之商業大廈，現持有寫字樓樓面面積約1,900平方米作出售用途。此物業現正出租收取租金。2003年內之出租率維持在70%水平以上，為集團帶來穩定之租金收益。



香港發展物業



2


3




4


6




5

1,5. 廣播道嘉皇臺
2,3. 荃灣荃錦公路朗逸峰
4,7. 荃灣深井海雲軒
6. 馬鞍山嘉華星濤灣


7

按地區分佈之營業額分析

		2003 港幣千元	2002 港幣千元
A	香港	**2,322,052**	1,479,594
B	中國內地	**678,729**	583,176
C	新加坡	**9,218**	27,324
D	日本	**66,144**	44,458
		3,076,143	2,134,552

2003


C (0.3%)
D (2.1%)
B (22.1%)
A (75.5%)

2002


C (1.3%)
D (2.1%)
B (27.3%)
A (69.3%)

按地區分佈之總資產分析

		2003 港幣千元	2002 港幣千元
A	香港	**2,068,303**	3,194,419
B	中國內地	**2,993,565**	2,748,299
C	新加坡	**176,625**	185,932
D	日本	**12,309**	13,221
		5,250,802	6,141,871

2003


C (3.4%)
D (0.2%)
B (57.0%)
A (39.4%)

2002


C (3.0%)
D (0.2%)
B (44.8%)
A (52.0%)

業務回顧及展望

(1) 在香港之物業

(甲) *目前在香港進行中之發展物業項目*
(總樓面面積約為160,000平方米)

(i) *沙田馬鞍山保泰街8號嘉華星濤灣(佔100%權益)*

此物業坐落於海濱地段，毗鄰興建中於2004年完工之馬鞍山鐵路，往返九龍及香港，瞬間即達，舒適快捷。該項發展由兩幢樓高32層之住宅大廈組成，附設一系列會所設施及一室外游泳池，吐露港全景均能盡收眼底。上蓋工程現已完成並於2004年2月取得入伙紙，所有600個住宅單位已全部售出。

按部門之營業額分析

		2003 港幣千元	2002 港幣千元
A	地產	**1,879,105**	1,079,095
B	建築材料	**1,130,894**	1,010,999
C	其他	**66,144**	44,458
		3,076,143	2,134,552

2003


C (2.1%)
B (36.8%)
A (61.1%)

2002


C (2.1%)
B (47.4%)
A (50.5%)

按部門之總資產分析

		2003 港幣千元	2002 港幣千元
A	地產	**3,149,711**	4,034,751
B	建築材料	**1,443,168**	1,276,310
C	貿易	**7,784**	11,690
D	中央服務	**133,074**	132,711
E	現金及銀行結餘	**517,065**	686,409
		5,250,802	6,141,871

2003


E (9.9%)
D (2.5%)
C (0.1%)
B (27.5%)
A (60.0%)

2002


E (11.2%)
D (2.1%)
C (0.2%)
B (20.8%)
A (65.7%)

按地區分佈

	香港 港幣千元	中國內地 港幣千元	新加坡 港幣千元	日本 港幣千元	總數 港幣千元
營業額	2,322,052	678,729	9,218	66,144	3,076,143
銷售成本	(2,171,636)	(661,178)	(2,649)	(56,169)	(2,891,632)
毛利	150,416	17,551	6,569	9,975	184,511
其他收益	16,189	1,440	15	1	17,645
其他營運收入	28,651	43,517	613	107	72,888
行政費用	(52,421)	(14,600)	(1,384)	(9,194)	(77,599)
其他營運費用	(24,089)	(17,877)	(9,589)	(369)	(51,924)
經營溢利╱(虧損)	118,746	30,031	(3,776)	520	145,521

業績檢討

截至二零零三年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣3,076,143,000元及港幣120,380,000元，與去年同期比較，分別上升44%及18%。

在年內，來自房地產業務之貢獻繼續增加。本年度主要物業銷售項目為在香港之嘉華星濤灣、嘉皇臺、海雲軒及朗逸峰，及在廣州之嘉和苑第三期。地產業務之銷售額約佔集團之總營業額百分之六十一。

在建材業務方面，雖然在中國內地的新項目相繼投產令其對集團貢獻有所增加，但由於香港市場競爭持續激烈，引致建材業務之貢獻比去年減少百分之五十一。

集團截至二零零三年十二月三十一日止年度之營運分部分析詳列如下：

按部門

	地產 *港幣千元*	建築材料 *港幣千元*	其他 *港幣千元*	總數 *港幣千元*
營業額	1,879,105	1,130,894	66,144	3,076,143
銷售成本	(1,749,863)	(1,085,600)	(56,169)	(2,891,632)
毛利	129,242	45,294	9,975	184,511
其他收益	12,102	4,066	1,477	17,645
其他營運收入	15,936	42,993	13,959	72,888
行政費用	(18,843)	(47,406)	(11,350)	(77,599)
其他營運費用	(29,090)	(22,464)	(370)	(51,924)
經營溢利	109,347	22,483	13,691	145,521

本集團致力於維持最高水平之公司規管。為達此目的，本集團透過以下之董事會及委員會進行公司規管：

1. 董事會

董事會由主席、執行董事及非執行董事組成。董事會主要對股東負責，並負責本公司之整體管理工作。

董事會每年正式召開會議四次，並會循正式程序討論及作出決策。董事會已將本集團業務運作之日常管理責任交託執行董事會。

董事會之現任成員為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生、鄧呂慧瑜女士、鍾逸傑爵士、梁文建先生、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士及張惠彬博士。

2. 執行董事會

執行董事會由執行董事組成，主要就本集團業務運作之日常管理向董事會負責。執行董事會定期召開會議，並循正式程序審議及運作。

執行董事會之現任成員為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士。

3. 審核委員會

為遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則，董事會已批准設立審核委員會，並以書面方式制訂其權責範圍，其中包括審閱有關本集團財務申報程序之事項。

審核委員會之現任成員為張惠彬博士及黃乾亨博士。

審核委員會每年召開會議最少兩次，以審閱全年已審核賬目及中期未經審核賬目。商議事項包括公司之財務報告，審核檢討之性質及範圍，內部監控系統及財務風險管理。

審核委員會成員是敢言及擁有高度個人責任感之人仕。為確保集團有開放及透明之管理，委員會並推薦核數師審閱中期業績。

於截至二零零三年十二月三十一日止年度，本集團已遵守香港聯合交易所有限公司刊發之最佳應用守則。

建材業務方面，二零零四年的重點將會是鞏固香港的業務及落實內地的新投資項目。隨著香港經濟回穩及市場的整合，希望二零零四年本地業務會有所改善。而內地房地產及基建的蓬勃發展，再加上二零零八年北京奧運會及二零一零年上海世界博覽會等大型工程，必能加強集團的內地業務持續增長，為集團的建材業務作出更大的貢獻。集團亦將繼續其向上游產品發展的策略，加強高技術含量及高競爭門檻產品的比重。

嘉華員工

嘉華員工是集團最寶貴的資產，集團的成就有賴每一位員工的才幹及努力。

集團二零零三年痛失了一位能幹的同僚。嘉華建材非執行董事陳乃強博士，於二零零三年五月九日因病與世長辭。陳博士生前對集團貢獻良多，董事會仝人對其離世深感惋惜。

集團歡迎集團財務董事羅志聰先生加入嘉華國際及嘉華建材為執行董事，建材業務華南區主管徐應強先生加入嘉華建材為執行董事，並顏志宏先生加入嘉華建材為獨立非執行董事。深信該三位加入董事會，能為集團的業務作出更多的貢獻。

最後，本人謹代表董事會向集團之董事，管理層及嘉華員工在過去一年所作之努力及貢獻致以衷心感謝。

主席
呂志和博士

香港，二零零四年四月十五日

集團業務回顧

雖然有「沙士」的打擊，集團二零零三年的地產業務仍然錄得令人滿意的成績。不單是營業額有理想表現，集團過去一年所推出的樓盤，無論是嘉皇臺(The Palace)、嘉華星濤灣(La Costa)、朗逸峯(The Cairnhill)或海雲軒(Anglers' Bay)，皆贏得很好的口碑，實現了集團的目標：「精緻質優，物有所值」，為「嘉華」品牌增加不少價值。

建材業務方面，二零零三年仍是較困難的一年。香港市場的萎縮，令不少同業受到不同程度的打擊。憑著集團的雄厚根基及員工們上下一心，集團雖然面對邊際利潤下降的壓力，但仍然維持盈利，並能藉此機會提升運作效率，為市場復甦作好準備。

鑑於內地建材市場擁有廣大的發展空間，嘉華建材從二零零二年中開始有計劃地加強在內地的投資。迄今共投資了十九個新項目，其中約有一半屬於新型產品，圍繞著「高增值，高門檻，重環保」的戰略目標，將嘉華建材的業務往上游推進。十九個新項目中，十個已於二零零三年內或以前投產，計劃於二零零四及二零零五年內投產的，則分別有六個及三個。

其中礦渣微粉(簡稱礦粉)是集團重點發展的新產品。礦渣(slag)是鋼鐵提煉過程中從高溫爐產生的副產品，一直以來都沒有商業價值，但現在透過先進技術，將礦渣再經提煉，然後磨成粉末，應用於生產水泥及混凝土中。礦粉的生產成本遠比水泥低，但卻可在混凝土生產過程中取替最高達60%的水泥，極具經濟效益，更重要的是它減低了工業廢料對環境的污染，節約資源，近年成為國家大力推廣的新型綠色建材產品。集團與北京首鋼集團合作的礦粉項目，已於二零零四年二月投產，質量令人滿意，而其他還有三個項目將陸續於未來十二個月內投產。

嘉華建材旗下的嘉安石礦有限公司獲得二零零三年度香港工業獎頒發環保成就獎，以表揚集團一貫注重環境保護的宗旨。

展望

集團在上海擁有三個住宅發展項目，分別位於靜安區烏魯木齊北路，徐匯區建國西路及閘北區廣中路。頭兩個項目將會發展成為高級住宅，充份配合其優越的地理位置及幽美環境。廣中路項目將會發展為大型社區，包含了住宅，商業及公寓等，全個計劃分三年進行。上述三個住宅項目將為集團提供理想的盈利貢獻。

除住宅外，集團現正於徐匯區淮海中路興建一幢三十七層高甲級寫字樓，將命名為「上海嘉華中心」，預期二零零五年初峻工，可投入市場，為集團提供租金回報。

隨著上海市的經濟持續發展，「入世」的正面效果漸漸明顯，海外投資者及外省企業紛紛希望在上海設立據點，集團對上海房地產的前景保持審慎樂觀。

另一方面，集團相信香港物業市道會繼續健康發展，為地產發展商提供合適的市場機會。

隨著去年售樓收益增加，並公司於二零零四年三月發行可換股債券籌集八億多港元，集團現時手頭現金充沛。管理層將密切留意香港及內地市場的機會，以謹慎的態度增購發展潛質優良的土地，為集團未來的增長作好準備。



主席 — **呂志和博士**，MBE，太平紳士，LLD，DSSc

業績

集團截至二零零三年十二月三十一日止年度營業額為港幣3,076,143,000元，對比去年度港幣2,134,552,000元，上升44%。

股東應佔溢利增加18%至港幣120,380,000元，高於去年經重列後的溢利港幣102,334,000元。

股息

董事會議決於即將召開之股東週年大會上建議向於二零零四年五月三十一日名列本公司股東名冊之股東採取以股代息方式派發末期股息每股港幣兩仙，連同中期派發股息每股港幣一仙，即全年共派股息每股港幣三仙。如獲股東於即將召開之股東週年大會上通過此動議，預期該股息將於二零零四年七月九日派發。

整體經濟回顧

由於二零零二年的經濟繼續疲弱，二零零三年首季香港整體的經濟氣氛仍是十分低迷，物業市道尤其淡靜，成交量萎縮及價格下滑，市民對樓市一般採取觀望態度，對置業的決定非常謹慎。隨著物業市道的低迷及缺乏大型基建項目，建築及建材行業亦受拖累。工程合約量的減少，令建材供應商的經營倍感困難。

踏入三月份，「沙士」襲港，全城陷入一連4個月的抗疫奮戰。「沙士」疫情剛退，北京中央政府為穩住香港經濟局面，採取了一系列的措施，包括「自由行」、更緊密經貿關係安排（「CEPA」）及正安排中的社會保障基金與合資格境內機構投資者（「QDII」）投資香港股票市場等。

上述的種種措施，令香港的經濟得到新的動力，亦加強了本地投資者及消費者的信心，增加企業投資及個人消費。經濟的復甦亦令失業率止升回跌，雖然幅度不大，但其意義卻令人鼓舞。各大金融機構隨之提出了較樂觀的經濟預測，預期香港經濟已走出谷底，而股票市場亦於下半年錄得可觀漲幅。

本地物業市場同時亦開始活躍。隨著市民恢復信心，樓宇成交量回升，而豪宅及甲級寫字樓樓價亦作大幅度調升，物業市場回復生氣。高、中價樓宇亦獲得支持，令市場十分活躍。

另一方面，建材行業經歷過去兩年的調整後，市場開始穩定下來，價格回復合理的水平。而隨著物業市場的復甦，建築工程數量應有合理的回升。

(h) 董事或其聯繫人僅因彼／彼等於本公司之股份或債券或其他證券之權益而擁有與其他本公司之股份或債券或其他證券持有人相同之權益之合約、安排或建議。」；

(己) 於公司細則第108(B)(iii)條第二及三行的字句「(大會主席除外)」後，加入字句「及／或其聯繫人」，於公司細則第108(B)(iii)條第十行的字眼「董事」後，加入字句「及／或其聯繫人」及於第十八行的字眼「主席」後，加入字句「及／或其聯繫人」；及

(庚) 於公司細則第114條第八行的字句「會議。」後，加入字句「按照本公司細則呈交該等通知之期間為發出指定進行董事選舉之股東大會通告後翌日起至該股東大會日期前七日，惟該段期間不得短於七日。」

承董事會命
湯鉅南
公司秘書

香港，二零零四年四月二十八日

附註：

一、 本公司將於二零零四年五月二十四日至二零零四年五月三十一日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 茲附奉股東週年大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司位於香港之主要辦事處。

四、 關於上述議案第3項，倫贊球先生、鄧呂慧瑜女士及陳有慶博士將於股東週年大會輪席告退，但表示如再度獲選，願繼續留任。由董事會委任的新任董事羅志聰先生之任期於股東週年大會屆滿，但表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨本年報附上之本公司通函。

五、 關於上述議案第5.1項，董事會懇請股東細閱隨本年報附上之本公司通函。

六、 關於上述議案第5.2項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨本年報附上。

七、 關於上述議案第5.3項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。

八、 關於上述議案第6項，董事會懇請股東細閱隨本年報附上之本公司通函，該通函載有(其中包括)修訂公司細則之理由。

（乙）修訂公司細則第96(A)條如下：

(i) 刪除公司細則第96(A)條第一、二、三及四行的字句「倘一名股東及／或認股權證持有人為一家認可結算所（或其代理人）（定義見香港法律第420章證券及期貨（結算所）條例）」，並以字句「倘一名股東及／或認股權證持有人為一家結算所（或其代理人）」代替；及

(ii) 刪除公司細則第96(A)條第十三行的字眼「認可」；

（丙）於緊隨公司細則第96(A)條之後，加入下列新公司細則96(B)條：

「凡任何股東須按香港聯合交易所有限公司證券上市規則於任何特定決議案上放棄表決權或限於投任何特定決議案的贊成或反對票，任何違反有關規定或限制的股東投票或代表有關股東投票，將不能被計入表決結果內。」；

（丁）於公司細則第100條末，加入字句「，但無須在決定於該次大會上輪值告退之董事時被列入考慮之列」；

（戊）刪除現有公司細則第108(B)(ii)條全文，並以下列公司細則第108(B)(ii)條代替：

「(ii) 除了經香港聯合交易所有限公司可能批准該等公司細則指定之例外情況外，董事不得對任何批准彼或（據彼所知）其任何聯繫人擁有重大利益之任何合約或安排之董事會決議案作出投票，倘該董事進行投票，其投票不予計算在內，惟此項限制不適用於：

(a) 就董事或其任何聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或作出承擔，向董事或彼等提供任何抵押或賠償保證之合約、安排或建議；及／或

(b) 就本公司或其任何附屬公司之債項或承擔，向第三方提供任何抵押或賠償保證之合約、安排或建議，而董事或其聯繫人本身已根據一項擔保或彌償保證或藉提供抵押就該等債項單獨或共同承擔責任；及／或

(c) 有關提呈發售或由本公司或任何其他本公司可能創立或擁有權益之公司提呈發售本公司或本公司可能創立或擁有權益之公司之股份或債券或其他證券以供認購或購買之任何合約、安排或建議，而董事或其聯繫人因參與發售之包銷或分包銷而於其中擁有或將擁有權益；及／或

(d) 任何關於董事或其聯繫人僅以高級職員或行政人員身份而擁有權益之任何其他公司之任何合約、安排或建議；及／或

(e) 任何關於董事或其聯繫人作為任何其他公司之股份或證券之持有人而實益擁有其權益之該公司之任何合約、安排或建議，惟該董事及其任何聯繫人並無合共實益擁有該公司已發行股份或任何類別證券或該等已發行股份或證券附帶之投票權之5%或以上；及／或

(f) 任何關於採納、修訂或執行任何行政人員及／或僱員股份計劃或任何股份獎勵或認股權計劃（董事或其聯繫人可從中取得利益）之合約、安排或建議；及／或

(g) 任何關於或涉及採納、修訂或執行任何涉及本公司或其任何附屬公司或聯營公司之董事、其聯繫人及僱員之養老基金或退休、身故或傷殘福利計劃之合約、安排或建議，而該等計劃或基金並無給予任何董事或其聯繫人任何與該等計劃或基金有關之類別人士一般未獲賦予之特權或利益；及／或

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似之安排，或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部份股息者除外)，不得超過：

(甲甲) 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司組織章程細則及1981年百慕達公司條例(修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.4 「**動議**授權本公司董事會，就載有本議案之大會通告內第5.3項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

6. 作為特別事項考慮下列議案，如認為適當，即通過為特別決議案：

「**動議**將本公司之公司細則按下列方式作出修訂：

(甲) 於緊接公司細則第1條內有關「百慕達」之定義之前，加入如下定義：

「「聯繫人」就有關任何董事，按香港聯合交易所有限公司證券上市規則第1.01條及其不時生效之任何修訂所賦予的涵義。

「結算所」指根據證券及期貨條例(香港法例第571章)附表1第1部及其不時生效之任何修訂所界定之認可之結算所。」

茲訂於二零零四年五月三十一日星期一上午十一時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零四年度嘉華國際集團有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之賬目及董事會與核數師報告書；

2. 宣派截至二零零三年十二月三十一日止年度之末期股息；

3. 選舉董事，及釐定董事袍金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「**動議**藉增設1,112,000,000股每股面值港幣0.10元之額外股份，將本公司之法定股本由港幣388,800,000元增加至港幣500,000,000元，該等額外股份將在各方面與本公司股本中每股面值港幣0.10元之現有股份享有同等權利。」

5.2 「**動議：**

(甲) 在下文(乙)段之規限下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦應以此為限；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司組織章程細則及1981年百慕達公司條例(修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.3 「**動議：**

(甲) 在下文(丙)段之限制下，及根據百慕達金融管理局之批准下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

主席

呂志和博士，MBE，太平紳士，LLD，DSSc

董事總經理

呂耀東

副董事總經理

倫贊球

執行董事

許淇安，GBS，CBE，QPM，CPM
羅志聰
鄧呂慧瑜

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
吳樹熾博士，CBE，LLD，太平紳士*
黃乾亨博士，GBS，太平紳士，LLD，DH*
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*

獨立非執行董事

公司秘書

湯鉅南

核數師

羅兵咸永道會計師事務所

主要往來銀行

恒生銀行有限公司
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
南洋商業銀行

律師

黃乾亨黃英豪律師事務所
孖士打律師行
的近律師行

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網址

http://www.kwih.com

股份編號

SEHK 173

月份	事宜
一月	上海嘉華管樁有限公司試產
三月	惠東嘉華材料有限公司大亞灣分公司成立
四月	嘉華建材有限公司與安徽馬鞍山鋼鐵集團簽訂合資合同，發展商品混凝土業務
五月	深圳嘉華混凝土管樁有限公司動工興建
六月	香港地產項目「朗逸峰一期」公開發售
六月	內地地產項目「上海嘉華中心」動工
六月	惠東嘉華材料有限公司大亞灣分公司與中海殼牌石油化工有限公司簽約，獨家為其提供混凝土，興建中國最大中外合資石油化工廠
七月	香港地產項目「海雲軒」公開發售
七月	嘉華建築材料有限公司與香港理工大學正式簽署合約，合作生產環保路磚
八月	嘉華建材有限公司與廣東韶關鋼鐵集團合組合資公司，生產礦渣微粉
十月	香港地產項目於「上海房地產秋季展銷會」進行路演
十月	投資界考察團參觀上海業務
十月	嘉安石礦有限公司獲頒香港工業獎之環保成就獎
十二月	嘉華建材有限公司與雲南昆明鋼鐵集團簽訂合資合同，發展礦渣微粉業務
十二月	嘉華慶祝進軍上海發展十週年

日期	事宜
二零零三年九月十七日	公佈截至二零零三年六月三十日止六個月之業績
二零零三年九月二十六日	寄送二零零三年度中期報告予股東
二零零三年十一月二十一日	派發二零零三年度中期股息股份及現金股息
二零零四年四月十五日	公佈截至二零零三年十二月三十一日止年度之業績
二零零四年四月二十八日	寄送截至二零零三年十二月三十一日止年度之年報及有關重選董事、建議增加法定股本，授予董事會購回本公司股份之一般授權及修改公司細則之通函予股東
二零零四年五月二十四日至二零零四年五月三十一日（首尾兩天包括在內）	暫停辦理股份過戶登記手續以確定股東收取截至二零零三年十二月三十一日止年度末期股息之資格
二零零四年五月三十一日	二零零四年度股東週年大會
二零零四年七月九日	派發二零零三年年度之末期股息股份及現金股息

目　錄

公司簡介

嘉華國際集團有限公司之前身為嘉華石業（集團）有限公司，1987年在香港聯合交易所上市，於1989年易名為嘉華國際集團有限公司，其核心業務之地產投資及發展項目遍及香港，中國內地及東南亞，並持有嘉華建材有限公司67%權益。嘉華建材乃香港五大建築材料供應商之一，並同時供應建築材料予中國內地。

嘉華國際的投資策略一貫以靈活審慎見稱，財政穩健，地產發展採取薄利多銷的策略，獨具市場觸角，近年藉香港地產市場整固期間在質量方面大力優化其住宅發展項目，並深信能在未來進一步鞏固其市場地位。

由於中國內地市場潛力優厚，嘉華國際在上海及廣州等城市均參與發展高質素的房地產項目，以審慎進取策略於上海優質住宅及商業地段大量增購土地儲備，以配合當地市場之高速發展；嘉華國際所有地產項目的建築工程，銷售、管理及推廣工作均由資深的專業人士管理，現集團正積極培訓內地管理人材，務求使內地的業務運作本地化，以進一步提高成本效益。

嘉華國際在新加坡亦擁有地產投資項目。

企業

本公司秉承以客為本及追求卓越之精神，不斷透過研究、設計及具競爭力的價格，恪守不屈不撓、群策群力及具遠見之經營理念，為客戶提供優質產品及服務，並為股東帶來理想投資回報。

嘉華國際集團有限公司

二零零三年年報

Sutimar
Enterprises Limited 百利昌有限公
Chelsfield Limited 志惠有限公司 景庭有限公司
城輝亞洲有限公司 彩虹日國際有限公司 Constructio
imited Friendly Star Company Limited 迎豐有限公司
嘉華混凝土有限公司 嘉華建材（香港）有限公司 嘉華建材有限公司
有限公司 K. Wah Properties Investment Limited 嘉華石礦有限公
嘉華拓展有限公司 嘉安石礦有限公司 禮榮有限公司 麗南有限公司 兆途投
豐通有限公司 坤麗有限公司 彩城有限公司 彩誌有限公司 彩域有限公司 星園有限
諮詢有限公司 廣州滙城房地產開發有限公司 上海嘉滙達房地產開發經營有限公司 嘉
製品（深圳）有限公司 上海北蔡混凝土有限公司 上海港滙混凝土有限公司 上海嘉富混
上海嘉申混凝土有限公司 上海嘉華混凝土有限公司 上海信財混凝土有限公司 廣州市越華房
Limited Fairlight Investments Limited High Regard Investments Limited Taksin Profits Limited T
廣州市嘉華南方水泥有限公司 上海寶嘉混凝土有限公司 泰瑪士柏油香港有限公司 嘉華（中國
Chelsfield Limited 志惠有限公司 景庭有限公司 華繼有限公司 華中企業有限公司 城輝亞洲有限公
Friendly Star Company Limited 迎豐有限公司 輝碇有限公司 雄合有限公司 嘉華製磚有限公司 嘉
嘉華企業管理有限公司 嘉華材料有限公司 K. Wah Properties Investment Limited 嘉華石礦有限公司
禮榮有限公司 麗南有限公司 兆途投資有限公司 匯達通有限公司 富網有限公司 世源基業有限公司 豐通有
Investments Limited 宏途有限公司 廣州市嘉房混凝土有限公司 廣州滙城房地產開發有限公司 上海嘉
嘉華建築製品（深圳）有限公司 上海北蔡混凝土有限公司 上海港滙混凝土有限公司 上海嘉富混凝土有限
上海嘉華混凝土有限公司 上海信財混凝土有限公司 廣州市越華房地產發展有限公司 Asahi Kohatsu Corporat
Limited Taksin Profits Limited Top Ridge Management Limited Woodland Assets Limited 環球預製建
嘉華（中國）投資有限公司 Sutimar Enterprises Limited 百利昌有限公司 彩都發展有限公司 Chelsfi
彩虹日國際有限公司 Construction Materials Limited Doran (Hong Kong) Limited Friendly Star Compa
嘉華建材（香港）有限公司 嘉華建材有限公司 嘉華建築材料有限公司 嘉華企業管理有限公司 嘉華材料有
嘉華石業（珠海）有限公司 嘉華拓展有限公司 嘉安石礦有限公司 禮榮有限公司 麗南有限公司 兆途投資有限
彩誌有限公司 彩域有限公司 星園有限公司 Triconville Investments Limited 宏途有限公司 廣州市嘉房混凝土有
嘉華建設專業顧問（上海）有限公司 嘉華建築製品（深圳）有限公司 上海北蔡混凝土有限公司 上海港滙混凝
上海嘉申混凝土有限公司 上海嘉華混凝土有限公司 上海信財混凝土有限公司 廣州市越華房地產發展有限公司
High Regard Investments Limited Taksin Profits Limited Top Ridge Management Limited Woodland
泰瑪士柏油香港有限公司 嘉華（中國）投資有限公司 Sutimar Enterprises Limited 百利昌有限公司 彩都
城輝亞洲有限公司 彩虹日國際有限公司 Construction Materials Limited Doran (Hong Kong) Limited
嘉華混凝土有限公司 嘉華建材（香港）有限公司 嘉華建材有限公司 嘉華建築材料有限公司 嘉華企業管理有
嘉力有限公司 嘉華石業（珠海）有限公司 嘉華拓展有限公司 嘉安石礦有限公司 禮榮有限公司 麗南有限公
彩城有限公司 彩誌有限公司 彩域有限公司 星園有限公司 Triconville Investments Limited 宏途有限公
嘉華諮詢（上海）有限公司 嘉華建設專業顧問（上海）有限公司 嘉華建築製品（深圳）有限公司 上海北
有限公司 上海嘉寶混凝土有限公司 上海嘉申混凝土有限公司 上海嘉華混凝土有限公司 上海信財混凝土有
Limited Fairlight Investments Limited High Regard Investments Limited Taksin Profits Limited
廣州市嘉華南方水泥有限公司 上海寶嘉混凝土有限公司 泰瑪士柏油香港有限公司 嘉華（中國）投